6/19

07024599

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legacy Hotel Real Estate Investment Trust

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 21 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34729

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/20/07

File No. 82-34729

ARLS
12-31-06

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

for the year ended December 31, 2006

March 27, 2007

Forward-Looking Information

This Annual Information Form contains certain forward-looking statements relating, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Trust. By its nature, the Trust's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various world events which could disrupt travel patterns and hotel operations; and technological changes.

The Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

Date of Annual Information Form

This Annual Information Form is dated March 27, 2007. Except where otherwise indicated, the information contained in this Annual Information Form is stated as of December 31, 2006 and all dollar amounts are expressed in Canadian dollars.

THE TRUST

Legacy Hotels Real Estate Investment Trust (the "Trust" or "Legacy") is an unincorporated closed-end real estate investment trust created on September 11, 1997 pursuant to a Declaration of Trust dated as of September 11, 1997, as amended and restated as of August 3, 2006 (the "Declaration of Trust"). The Trust is governed by the laws of the Province of Alberta. The head office of the Trust is located at 133, 9th Avenue S.W., Calgary, Alberta, T2P 2M3 and its principal place of business is located at Toronto Dominion Centre, 100 Wellington Street West, Suite 2000, P.O. Box 129, Toronto, Ontario, M5K 1H1.

Legacy was established to own hotel properties for the benefit of its Unitholders. The initial public offering of units of the Trust was completed on November 10, 1997.

Legacy acquired beneficial ownership of 11 hotels (the "Initial Portfolio") from an affiliate of Fairmont Hotels & Resorts Inc. (Fairmont Hotels & Resorts Inc. and its affiliates are collectively referred to in this Annual Information Form as "FHR") on November 10, 1997 following the completion of the initial public offering of Units of the Trust. FHR acquired an approximate 33% interest in Legacy under this offering, which has since been reduced to an approximate 20.4% interest. Subsequently, Legacy acquired 14 additional hotel properties, increasing its portfolio (the "Hotel Portfolio") to 25 luxury and first-class full service hotels, comprised of 23 hotels located in major centres across Canada and two hotels in the United States comprising over 11,100 guestrooms.

The Trust owns all of the outstanding shares of Legacy Hotels Corporation (the "Operator"), a corporation incorporated under the laws of Canada, to lease the Canadian properties in the Hotel Portfolio from the Trust and to own the operating assets and to employ the operating staff at these properties. The Operator and certain of its affiliates have entered into management agreements (each a "Management Agreement") for each of the properties in the Hotel Portfolio with either Fairmont Hotels Inc. ("Fairmont"), Delta Hotels Limited ("Delta") or Canadian Pacific Hotels Management Corporation ("CPHMC"), each an affiliate of FHR, pursuant to which the relevant FHR-affiliated entity manages the day-to-day operations and administration of the property. 12 of the properties in the Hotel Portfolio are managed under the name and as part of the Fairmont collection of full service luxury hotels – 10 across Canada and two in the United States. One property in Canada is managed by CPHMC, with management services provided by Fairmont, under the Sheraton brand. 12 hotels in Canada are managed under the Delta brand.

Pursuant to an advisory agreement between the Trust and CPHMC (the "Advisory Agreement"), CPHMC provides or arranges for the provision of corporate services to the Trust including legal, human resources, technology, financial accounting and administration, and provides advice on the real property investments and financial policies of the Trust, subject to the control and direction of the Trustees. In addition, CPHMC provides advice and assistance on due diligence and the completion of transactions undertaken by the Trust.

Legacy may terminate the Advisory Agreement upon the approval of two-thirds of the votes cast by the Independent Trustees and the approval of two-thirds of the votes cast by the Unitholders other than FHR, and upon twelve-months notice. The Declaration of Trust defines an "Independent Trustee" as a Trustee who is not an associate, director, officer, employee or appointee of the Trust, the Operator, FHR, or an affiliate of any of the foregoing. Fairmont may terminate the agreement upon not less than 120 days notice. The Advisory Agreement expires in February 2009. The agreement will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the Independent Trustees.

The Trust, along with the Operator, is also a party to a strategic alliance agreement (the "Strategic Alliance Agreement") with CPHMC and FHR. The Strategic Alliance Agreement provides the Trust with: (i) the first opportunity to invest in each hotel that CPHMC or FHR propose to develop or have the opportunity to acquire; (ii) the first opportunity to acquire from CPHMC or FHR any property that they own or that they have the opportunity to acquire; and (iii) the opportunity to invest in any hotel that CPHMC or FHR propose to develop on the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia and the Vancouver airport. Under the Strategic Alliance Agreement, FHR is entitled to a first opportunity with respect to management agreements for the Trust's properties as well as the first opportunity to purchase properties from the Trust. In the event that the Advisory Agreement is terminated or no longer in effect, CPHMC has the right to terminate the Strategic Alliance Agreement.

As of March 21, 2007, Legacy is the largest owner of Fairmont and Delta properties. Legacy owns 13 of FHR's 50 Fairmont-managed properties and 12 of FHR's 40 Delta-managed properties.

FHR is Legacy's largest investor. FHR currently holds 19,739,142 trust units of Legacy ("Units"), representing approximately 17.0% of the outstanding Units, and all 4,900,000 voting certificates of the Trust (the "Voting Certificates"), which together account for an approximate 20.4% voting interest in the Trust.

The following diagram illustrates the key components of the structure described above and indicates the percentage of votes attaching to all voting securities of each of Legacy's subsidiaries and the laws pursuant to which each such subsidiary is governed.



Public Unitholders
Fairmont Hotels & Resorts Inc. ("FHR")
79.60% Units (2)
Units (1)
Voting Certificates (1)
Exchangeable Shares (1)
Legacy Hotels Real Estate Investment Trust ("Trust")
Operating Leases
100% common
100% common
Hotel Leases
Advisory Agreement
Eau Claire Hotel Operating Trust ("Sheraton") (Ontario)
Legacy Hotels Corporation ("Operator") (Canada)
Hotel Premises Use and Management Agreements
Legacy EF Inc. ("Legacy EF") (Canada)
Management Agreement
Canadian Pacific Hotels Management Corporation ("CPHMC")
100% common
Service Agreements
Management Agreements
LHCW Hotel Holding LLC ("Washington") (Delaware)
LHCS Hotel Holding LLC ("Seattle") (Delaware)
Management Agreements
Delta Hotels Limited ("Delta")
100% common
Fairmont Hotels Inc. ("Fairmont")
Management Agreement
Management Agreement
100% common

Notes:

(1) FHR, directly or indirectly, holds approximately 17.0% of the Units and all of the 4.9 million outstanding Voting Certificates, which together entitle FHR to an approximate 20.4% voting interest in the Trust. See "Description of Units, Exchangeable Shares, Voting Certificates and Declaration of Trust".

(2) Assuming exchange of the Exchangeable Shares for Units.

GENERAL DEVELOPMENT OF THE BUSINESS

The following describes major events that have influenced the general development of the business of the Trust over the last three completed fiscal years.

- In December 2005, Legacy entered into a new two-year $110 million secured credit facility, which was increased by an additional $30 million in 2006 as existing assets were added to the security pool.

- Effective September 1, 2006, Legacy acquired the 398-room Delta Bow Valley hotel in Calgary, Alberta for $54.2 million, including closing costs. The acquisition was financed through the assumption of mortgage financing and vendor financing totalling $40.7 million, and Legacy's available cash on hand. This acquisition represents Legacy's fourth property in Calgary, one of the fastest growing markets in Canada.
- In February 2007, Legacy completed a $115 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. The financing has a three and a half year term and a current rate at closing approximating 5.5%. Proceeds are being used to satisfy the existing $91 million mortgage maturity, and for general corporate purposes.
- In March 2007, Legacy acquired the remaining interest in the 310-room Delta Beausejour hotel in Moncton for approximately $21.2 million plus closing costs. Prior to the acquisition Legacy owned the leasehold interest in the property. The acquisition was financed by mortgage financing on the property approximating $25million
- In March 2007, Legacy announced the formation of a Special Committee consisting of all of the Independent Trustees to evaluate the strategic options for maximizing value for unitholders, which could include the sale of Legacy.

DESCRIPTION OF THE BUSINESS

HOTEL INDUSTRY – OVERVIEW

The Canadian lodging industry consists of both private and public entities, which operate in an extremely diversified market under a variety of brand names. The lodging industry has several key participants:

- Owners – these participants (which include the Trust) own hotel properties and enter into agreements with third party managers (such as Fairmont or Delta) to manage the hotels. The branding of the hotels may be under the manager's own brand or under a franchise agreement. Alternatively, the properties may be operated as an independent hotel (unaffiliated with any brand).

- Owners/Managers – these participants own hotels and operate their properties with their own management team. The branding of the hotels may be under the manager's own brand or under a franchise agreement. Alternatively, the properties may be operated as an independent hotel (unaffiliated with any brand).

- Brands/Managers – these participants (which include Fairmont and Delta) operate hotels on behalf of owners.

- Franchisors – these participants (which include Starwood Hotels & Resorts' Sheraton brand) own a brand and strive to grow their revenues by expanding the number of hotels in their franchise system. Franchisors provide their branded hotels with brand recognition, marketing support and centralized reservation systems.

The hotel industry also includes a wide-range of market segments ranging from limited-service properties to full-service properties. Each market segment offers varying levels of amenities and service and each is priced accordingly. Limited-service properties generally provide basic accommodations while full-service hotels generally provide a wide range of facilities and amenities, including food and beverage outlets, meeting rooms, business centres and on-site recreational facilities. Within the full-service category, there is a further stratification of the market, with first-class hotels and luxury hotels generally offering progressively higher levels of service and amenities at correspondingly higher rate levels. Luxury hotels are full-service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities.

THE HOTEL PORTFOLIO

The hotels in the Hotel Portfolio are geographically diversified, comprising 25 luxury and first-class full-service hotels located in 13 Canadian cities and two luxury hotels in the United States. A listing of each of the hotels in the Hotel Portfolio may be found at page 55 of the Trust's 2006 Annual Report, which section is incorporated herein by reference and which is available on www.sedar.com. Certain operating statistics for the hotels owned by Legacy may be found at page 17 of the Trust's 2006 Annual Report, which section is incorporated herein by reference and which is available on www.sedar.com.

HOTEL OPERATIONS

The Trust benefits from access to the broad expertise available to it through Fairmont and Delta, which include a full range of corporate services such as global reservations capability, advertising and modern technology. The Hotel Portfolio also benefits from the customer loyalty and service reputation associated with the brand identities of Fairmont and Delta, which, as of March 21, 2007, collectively have 90 first-class and luxury full-service hotels and resorts under management, franchise or licence. In select cases it is beneficial for the Trust to operate its hotels under other brands, which is the situation in Calgary, Alberta where the Trust's Sheraton Suites Calgary Eau Claire hotel is operated under a franchise agreement with Starwood Hotels & Resorts' Sheraton brand.

Fairmont is a luxury hotel management company that manages more than 22,400 rooms at 50 luxury properties in major city centres and resort destinations throughout the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Fairmont caters to the luxury segment of the market, which is sometimes referred to as four or five star. Fairmont provides hotel management services to the Trust's 13 luxury hotels – which represent about 75% of the Hotel Portfolio's revenues.

Delta is Canada's largest first-class hotel management company, with over 11,700 rooms at 40 managed and franchised urban, airport and resort properties across Canada. Delta provides hotel management services for the Trust's 12 first-class hotels.

Fairmont and Delta, either directly or through their affiliate, CPHMC (each a "Manager"), manage the operations of the hotels in the Hotel Portfolio. The employees working at these hotels are employed by the Operator, or other subsidiaries of the Trust, and they work under the direction and control of the Manager of each hotel. The responsibilities of the Manager under each Management Agreement include overseeing all aspects of the day-to-day operations of each property on behalf of the Trust, including hiring, training, and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and providing for the safekeeping, repair and maintenance of the physical assets. The Manager performs these services within the guidelines contained in the annual operating and capital plans that are submitted to the Trust for its review and approval. For these services, Fairmont and Delta earn a base fee calculated as a percentage of a property's gross revenues, typically 2.75% to 3%, and may earn an incentive fee based on the operating results of the property. Additionally, CPHMC is entitled to an incentive fee based on the overall profitability of the Initial Portfolio. CPHMC, Fairmont and Delta are also paid cost-recovery charges for centralized services such as central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services. Such charges are based on cost and are consistent with the corresponding cost-recovery charges applied by Fairmont and Delta to other properties they manage for third parties.

The Management Agreements for the Initial Portfolio have initial terms of 50 years and an unlimited number of renewal periods of twenty-five years each, exercisable at the option of the Manager. The Management Agreements under which Delta is the manager have 10-year terms. The Management Agreements under which Fairmont is the manager typically have 25-year terms with various renewal options.

In December 2002, the Trust entered into a long-term, incentive-based Management Agreement with Fairmont in regard to The Fairmont Washington, D.C. Similarly, in August 2003, the Trust entered into a long-term incentive-based Management Agreement with Fairmont in regard to The Fairmont Olympic Hotel, Seattle. The respective Management Agreements for these hotels each have an initial term of 25 years with five renewal periods of five years each. In connection with Fairmont securing these Management Agreements, Fairmont agreed to pay the Trust US$18 million over a three-year period ending December 2005. In accordance with generally accepted accounting principles, Legacy is amortizing this payment over the respective terms of the Management Agreements and this amortization is being applied to reduce its management fees expense.

In February 2001, Legacy EF Inc. ("Legacy EF"), a subsidiary of the Trust, purchased The Fairmont Empress and Fairmont Le Château Frontenac from FHR and, in connection with this purchase, entered into 25-year triple-net leases for each hotel (the "Hotel Leases") with the Trust, whereby the hotels' lands and buildings were leased to the Trust. The Trust, in turn, entered into operating leases (the "Operating Leases") with respect to each hotel's lands and buildings with the Operator. The Operator made the hotels available to Legacy EF pursuant to hotel premises use, management and loan agreements. The result is that the hotels are operated by Legacy EF, which pays a use fee to the Operator in an amount, which represents the net operating income of the hotels, less certain adjustments.

The terms of the Operating Leases are consistent with other operating leases between the Trust and the Operator in regard to other hotels in the Hotel Portfolio. Under the terms of the Operating Leases, the Operator pays rent to the Trust, with such rent approximating the net cash flow generated by the hotels. As part of the acquisition, Legacy EF assumed the existing long-term Management Agreement with Fairmont for each hotel. The net rent under the Hotel Leases will be sufficient to fully pay the debt service costs under the secured, non-recourse loans (the "Loans") made to Legacy EF from third party lenders, as well as various taxes and corporate costs associated with carrying on the business of Legacy EF. The lease payments to be made to Legacy EF for each of the Hotel Leases were established by negotiation between the Trust, the Operator and Legacy EF. The Hotel Leases contain clauses that provide the lessee with the option to terminate the respective Hotel Leases in the event that cash flows from the hotels are insufficient to pay the debt service on the Loans for a trailing period of 12 consecutive months. This option to terminate and the non-recourse nature of the Loans limit the Trust's obligation to Legacy EF in respect of the Loans to the amount of one year's debt service on the Loans.

COMPETITION

The lodging industry is highly competitive. The Trust's hotels compete against limited and full-service hotels in their local markets as well as nationally and internationally. Competitive factors in the lodging industry include room rates, quality of accommodations, name recognition, service levels and convenience of location.

Demographic, geographic or other changes in the markets in which hotels owned by the Trust are located may affect the operations of these hotels.

The lodging industry is also subject to changes in general, local and international economic conditions, seasonal variations in cash flow, overbuilding, varying demand levels for accommodation and related services, changes in the availability and cost of labour, currency fluctuations, changes in travel patterns and trends, technology and service requirements. Furthermore, new or existing competitors could significantly reduce room rates or offer greater conveniences, services or amenities or significantly expand or improve facilities in the markets in which the Trust's hotels compete.

The Trust has a competitive advantage given its unique collection of business hotels, managed by recognized leaders in the Canadian and North American markets. Many of the Trust's hotels are irreplaceable landmarks located on prime real estate such as The Fairmont Hotel Vancouver and The Fairmont Royal York, while others, such as The Fairmont Empress, Fairmont Château Laurier and Fairmont Le Château Frontenac, are focal points for tourism in their cities and provinces. The number of competitors able to offer these characteristics is somewhat limited, due to building restrictions or the availability of similar real estate.

The Trust reserves between 3% and 5% of its gross revenues for maintenance capital expenditures, both in accordance with its Management Agreements and in order to maintain the quality of its hotels so that they continue to attract a discerning clientele.

INTERNATIONAL EXPOSURE

Given the world-renowned nature of many of its hotels, Legacy's portfolio attracts a higher component of U.S. and international guests as compared to its Canadian lodging peers. In 2003, the Trust was impacted by the reduction in U.S. and international travel to Canada for both business and leisure as a result of the war in Iraq, terrorism concerns, weak U.S. and global economies, airline industry problems and concerns over severe acute respiratory syndrome. U.S. and international travel demand has since improved but remains below historical levels. The travel recovery has been impacted by the appreciation in value of the Canadian dollar compared to the U.S. dollar, which has appreciated by over 40% since early 2003.

HUMAN RESOURCES

The Trust, through the Operator, currently employs approximately 9,000 employees (including full-time and part-time employees) at its 25 hotels. Both Fairmont and Delta have programs dedicated to employee selection, training, development and recognition. These programs are designed to attract the best talent and create employee commitment and loyalty. The Trust benefits from the strong service-based culture among its employees which helps provide consistent, personalized service of an exceptional standard.

UNION NEGOTIATIONS

Legacy's hotels rely heavily on employees and their ability to provide high-quality personal service to guests. The Trust is party to a number of collective agreements, representing 15 of its 25 hotels. Union and collective agreement relationships are a key priority for Legacy. In 2006, the Trust settled four labour contracts and is currently in negotiations with three hotels. In addition, primary labour contracts in Winnipeg, Victoria and Ottawa expire in 2007. The potential financial impact of a labour disruption is dependent on a number of factors including the asset involved, the duration of the labour disruption and its timing. Although it is not possible to predict the outcome of negotiations, management is optimistic that settlements with its unions can be reached.

ENVIRONMENTAL ASSESSMENTS

It is the Trust's operating policy to obtain a Phase I assessment, conducted by an independent and experienced environmental consultant, prior to acquiring any property. Phase I assessments typically involve site visits by qualified environmental consultants, with a view to identifying visually obvious concerns such as surface staining and evidence of underground storage tanks. Phase I assessments also include reviews of title, fire department records and statutory compliance. Where warranted, a Phase II assessment may be recommended by the environmental consultants. A Phase II investigation typically involves physical testing (for example, of soil and groundwater) to determine whether remedial or corrective steps are required.

Phase II assessments were recommended by the environmental consultants at the time of the Trust's acquisition of the Initial Portfolio at The Fairmont Palliser, The Fairmont Hotel Vancouver and The Fairmont Royal York. The need for a Phase II assessment at The Fairmont Palliser was eliminated during construction of the Railway Car Pavilion built adjacent to The Fairmont Palliser by Canadian Pacific Railway, when no environmental issues were discovered. The Phase II assessments at The Fairmont Hotel Vancouver and at The Fairmont Royal York were completed during 2000, and the costs involved in remediation work was charged against the reserve provided to the Trust by FHR at the time of the purchase of the Initial Portfolio.

A Phase I environmental assessment carried out in September 2000 at The Fairmont Empress recommended a Phase II assessment be conducted in view of certain environmental concerns existing adjacent to the property. The February 2002 report of the Phase II assessment concluded that groundwater samples and a site-specific risk assessment for portions of the land may be required. This assessment was conducted in March 2002 and results indicated that no environmental remediation work was required.

A phase II assessment was conducted at the Delta Beausejour at the time of acquisition.

Each year, all of the Trust's hotels complete a questionnaire designed to pinpoint any environmental concerns. No significant issues were identified from any environmental questionnaires completed in 2006. Environmental compliance programs are in place at all of the Trust's hotels.

The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

LEGAL PROCEEDINGS

The Trust, the Operator, Fairmont and Delta are, from time to time, involved in litigation in the ordinary course of their businesses. The Trust maintains liability insurance that it considers adequate to insure claims related to usual risks associated with the operation of hotels.

RISK FACTORS

Legacy's operations are subject to risks including the following that could cause future operating results to differ significantly from its performance in the past. An event arising from these risks could materially affect Legacy's business, prospects, financial condition, results of operations or cash flows. This description of risks does not include all possible risks, and there may be other risks of which the Trust is not currently aware.

THE LODGING INDUSTRY

Ownership of the hotels and the Operator subjects the Trust to the operating risks inherent in the lodging industry. These risks arise from a wide range of factors, including changes in general and local economic conditions, seasonal variations in cash flow, overbuilding in the lodging industry, varying levels of demand for accommodation and related services, fluctuations in the price of equipment and supplies, changes in the availability and cost of labour, competition from other hotels, changes in travel patterns resulting from world events, the recurring need for renovation, refurbishment and improvement of hotel properties, changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs, changes in trends, technology and service requirements in the lodging industry, changes in interest rates, the availability of financing for operating or capital needs, changes in real estate and other taxes and other operating expenses and other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labour shortages, work stoppages or disputes. There can be no assurance that regulatory compliance, downturns or prolonged adverse conditions in the lodging industry, real estate or capital markets, or national or local economies will not have a material adverse effect on the Trust's results of operations.

Competition

The lodging industry is intensely competitive. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of the Trust's markets could adversely affect the convenience or desirability of the Trust's properties.

Seasonal Operations

The Trust's hotels are affected by normal recurring seasonal patterns. The properties in the Hotel Portfolio typically incur a loss in the first quarter of each year. Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of each year. As a result of this seasonality, the Trust's working capital needs fluctuate significantly during the year. Furthermore, adverse business or economic conditions during the second and third quarters could have a material adverse effect on results of operations for the full year.

Relations with Employees

Relations with employees could deteriorate due to disputes related to, among other things, wage or benefit levels or the Trust's response to changes in government regulation of workers and the workplace. The Trust's operations rely heavily on employees, whether they are employed directly or supervised by the Trust, and these employees' ability to provide high-quality personal service to guests. Any labour shortage or stoppage caused by disagreements with employees, including those represented by labour unions, could adversely affect the Trust's ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage the Trust's reputation.

The Trust is a party to a number of collective bargaining agreements covering the portion of its employees who are unionized. In 2006, the Trust successfully settled four labour contracts and is currently in negotiations with three hotels. In addition, primary labour contracts in Winnipeg, Victoria and Ottawa expire in 2007. If the Trust should be unable to renegotiate these collective agreements, work stoppages could affect the operations of the hotels covered by such agreements. The potential financial impact of a labour disruption is dependent on a number of factors including the asset involved, the duration of the labour disruption and its timing.

Currency Fluctuations

Like many other Canadian businesses, the rising Canadian dollar presents a potential challenge to Legacy's performance in two respects. First, the rising relative cost of the Canadian dollar could impact inbound U.S. travel demand to Canada and, conversely, the cheaper relative cost of U.S. lodging may increase outbound Canadian travel. Second, operating results generated by Legacy's two U.S. properties will be converted at a lower exchange rate thereby reducing their reported contribution to the Trust's financial results. Both U.S.

properties have U.S. dollar-denominated mortgages, which somewhat offsets the currency movement operating cash flow impact.

WORLD EVENTS

The lodging industry can be impacted by terrorist acts, war, weak U.S. and global economies, problems in the airline industry and the impact of communicable diseases such as severe acute respiratory syndrome resulting in decreased customer visitation to some of the Trust's properties. These events, or the perceived threat posed by some of these events, and others not currently contemplated, could have a material adverse impact on Legacy's results of operations, financial performance and cash flow.

Western Hemisphere Travel Initiative

In January 2007, the U.S. Department of Homeland Security implemented the first phase of its Western Hemisphere Travel Initiative, requiring all travellers entering the U.S. by air to show a valid passport or other approved identification card. This requirement will be extended to all other forms of travel, including by land and sea, in June 2009. This new travel requirement could impact inbound and outbound travel between Canada and the U.S. given the added travel inconvenience and expense. Given the world-renowned nature of many of its hotels, Legacy's portfolio attracts a higher component of U.S. guests as compared to its Canadian lodging peers. As a result, Legacy's portfolio could be disproportionately impacted by the potential impact on U.S. travel trends.

REAL PROPERTY OWNERSHIP

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets and various other factors. Certain significant expenditures, including property taxes, maintenance costs, debt repayments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such liquidity may tend to limit the Trust's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Trust were to be required to liquidate its real property investments, the proceeds to the Trust might be significantly less than the aggregate carrying value of its properties.

The Trust is also subject to the risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

Environmental Matters

Environmental legislation and policies have become increasingly stringent in recent years. Under various laws, the Trust could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations of the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is the Trust's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

Availability of Growth Opportunities

There can be no assurance that the Trust will be able to acquire assets on an accretive basis or that distributions to Unitholders will increase.

The Trust competes for acquisition opportunities with other public and private real estate investors who may have substantially greater financial resources. This competition may have the effect of reducing the number of suitable investment opportunities available to the Trust and increasing the Trust's acquisition costs.

Business in the United States

With the acquisition of The Fairmont Olympic Hotel in August 2003 and The Fairmont Washington, D.C. in December 2002, the Trust has diversified its income base into the United States. Earnings generated by such investments are in U.S. dollars and will fluctuate with general economic conditions in the United States and in particular in the markets in which the properties are located. Distributions to Unitholders will, in part, be funded by earnings from these investments. Accordingly, the Trust's distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. These hotels also operate within the United States regulatory framework that may differ from regulations to which the Trust's Canadian operations are currently subject.

Uninsured and Underinsured Losses

The Declaration of Trust requires that the Trust obtain and maintain at all times insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties. Management of the Trust believes that the insurance coverage currently maintained is of the type and amount customarily obtained for or by an owner of real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, or acts of terrorism that may be uninsurable or not economically insurable. The Trustees use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Trust's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Trust's lost investment. Certain factors, including inflation, changes in building codes and ordinances and environmental considerations, might also make it unattractive to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Trust might not be adequate to restore its economic position with respect to such property.

CAPITAL FOR GROWTH

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund the Trust's needs.

Market Influences

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield, which could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Trust.

Availability of Cash Flow

Because of items such as debt servicing costs and necessary capital expenditures, cash may not be available for distributions. The Trust may be required to use part of its debt capacity or to reduce distributions in order to fund such items.

Risks Associated with Debt Financing

As a result of incurring debt, the Trust is subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that the Trust maintains floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on the Trust's ability to acquire and dispose of assets.

There can be no assurance that the Trust will be able to repay or refinance existing indebtedness and any other indebtedness when it matures or that the terms of such refinancings will be favourable. The Trust's leverage may have important consequences. For example, the Trust's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favourable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for the Trust to meet applicable debt service requirements and force the Trust to modify its operations. The Trust may have higher levels of debt than some of its competitors, placing it at a competitive disadvantage.

Covenants in Financing Agreements

The Trust's financing agreements contain covenants that include limitations on additional debts being secured by properties, limitations on liens on property, minimum EBITDA (earnings before interest, taxes, depreciation and amortization)-to-debt service ratios, minimum equity requirements, maximum debt-to-asset base ratio, proper maintenance and insuring of the properties and limitations on mergers and asset sales. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If the Trust fails to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios or cash flow tests are not met.

Relationship with FHR, Fairmont and Delta

As a result of its relationships with FHR, Fairmont and Delta, the Trust is dependent upon these entities with respect to the administration of the Trust and the operation of the hotels in the Hotel Portfolio as well as hotels subsequently acquired by the Trust.

FHR is entitled, based on its current ownership level and management of the Trust's properties, to appoint up to three Trustees. In addition, certain fundamental matters require the concurrence of at least one of the Trustees appointed by FHR. These fundamental matters include the approval of the annual budget, the issuance of indebtedness exceeding 5% of the Trust's asset base, the issuance of Units representing more than 5% of the issued and outstanding Units, the merger or combination of the Trust with any other person and the nomination of Independent Trustees. As a result, FHR has the ability to influence the decision making of the Trust.

The liquidity of the Trust's assets may be constrained by the term of the Management Agreements and the rights of first offer and rights of first refusal contained in the Strategic Alliance Agreement.

Brand Concentration

Legacy is subject to the potential risks associated with the concentration of its hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with either the Fairmont or Delta brand could adversely affect the Trust's hotels operated under that brand.

Significant Regulation

The Trust is subject to numerous laws and regulations in all of the jurisdictions in which its properties are located, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. The Trust's properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits.

The non-compliance of the Trust with applicable legislation, whether through changes to the legislation or otherwise, and the time required to obtain any required regulatory approvals may have a material adverse effect on the Trust's operations and/or its ability to complete any acquisitions in a timely manner.

Unitholder Liability

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort will be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of, or in connection with, any contract or obligation of the Trust or of the Trustees. Only assets of the Trust are intended to be liable and subject to levy or execution.

The possibility of any personal liability arising out of obligations of the Trust is considered by the Trust to be remote as the nature of the Trust's activities will be such that most of its obligations will arise by contract and non-contractual risks are largely insurable. Under the laws of the Province of Alberta, which govern the Trust, Unitholders, including annuitants of the Trust, are not, as such, liable for any act, default, obligation or liability of the Trust or any of its Trustees.

Changes in Legislation

There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner that will adversely affect Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the

Income Tax Act (Canada) (the "Tax Act"), the Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

On March 27, 2007, the Minister of Finance (Canada) released draft legislation (the "Proposals") to implement changes, originally announced on October 31, 2006, regarding the taxation of certain income of certain listed Canadian trusts ("SIFT trusts") and partnerships. It is possible that there will be changes to the Proposals before enactment.

The definition of a "SIFT trust" excludes a trust that is a "real estate investment trust" that satisfies a number of conditions. As presently drafted, Legacy will not meet all these conditions and will, therefore, be a SIFT trust.

Pursuant to the Proposals, a trust that would have been a SIFT trust on October 31, 2006 had the Proposal been in force on that date will, commencing in the 2011 taxation year, be subject to a tax at the rate of 30.5% (comparable to the projected combined federal and provincial corporate income tax rate in 2011) on certain income that is distributed to its unitholders; and such distributions will be treated as taxable dividends from a taxable Canadian corporation eligible for the enhanced dividend gross-up and tax credit when paid to an individual resident in Canada.

The deferral of the new tax to 2011 will be denied so that the new tax will apply commencing in the taxation year in which a SIFT trust has any "undue expansion" of its equity as set out in guidelines issued by the Department of Finance on December 15, 2006 as they may be amended. Under those guidelines, an "undue expansion" will not be considered to occur as a result of issuances of new equity (which includes debt convertible into units), in a year before 2011, of an amount that does not exceed the greater of $50 million and a "safe harbour" amount. The safe harbour amount is based on a percentage of the SIFT trust's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the SIFT trust's issued and outstanding publicly-traded units but not including debt, options or other interests convertible into units). For the period from November 1, 2006 to the end of 2007, the guidelines provide that the safe harbour will be 40% of the October 31, 2006 benchmark. In each of 2008, 2009 and 2010, the safe harbour will be 20% of that benchmark.

Unless changed, the Proposals could, commencing in 2011, impact the level of cash distributions that would otherwise be made by Legacy and the taxation of such distributions to holders of Units. The likely effect of the Proposals on the market for Units and the ability of Legacy to finance future acquisitions through the issue of Units or other securities is unclear. Legacy will closely monitor any changes to the Proposals and may consider restructuring its affairs in light of the Proposals as finally enacted.

Investment Eligibility

The Trust will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Dilution

The number of Units that the Trust is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in certain circumstances, including under the Trust's Unit Option Plan. From time to time the Trust makes distributions in Units under its Distribution Reinvestment Plan (the "DRIP"), including to FHR on occasions when FHR so elects. Any issuance of Units may have a dilutive effect on the existing Unitholders. However, the Declaration of Trust prohibits issuance of additional Units if such issuance would be dilutive to ensuing annual distributions of distributable income to existing Unitholders. Legacy has the option of satisfying the DRIP by issuing Units from treasury or buying Units in the public market. For 2004 and 2005, Legacy elected to buy such Units in the public market.

DESCRIPTION OF UNITS, EXCHANGEABLE SHARES, VOTING CERTIFICATES AND DECLARATION OF TRUST

UNITS

The beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units that the Trust may issue is unlimited. As at December 31, 2006, there were 105,282,047 Units issued and outstanding. A further 4,282,224 Units were issuable on exercise of options outstanding as at December 31, 2006 under the Trust's Unit Option Plan. The maximum number of units reserved for issuance under the Trust's Unit Option Plan is 5,629,449. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate *pro rata* in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. The Declaration of Trust provides that for the purpose of any provision of the Declaration of Trust or any Material Contract (as defined in the Declaration of Trust) entitling holders of outstanding securities to vote or take any other action, securities owned by any Advisor of the Trust (as such term is defined in the Declaration of Trust) or any affiliate of the Advisor shall be disregarded. Units are issued in registered form to The Canadian Depository for Securities Limited and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No fractional Units are permitted to be issued.

EXCHANGEABLE SHARES AND VOTING CERTIFICATES

At the time the Trust acquired The Fairmont Empress and the Fairmont Le Château Frontenac from FHR, FHR received, as partial consideration, 14.7 million exchangeable shares ("Exchangeable Shares") of Legacy EF. The Exchangeable Shares are non-voting, and are exchangeable at the option of the holder for Units on a one-for-one basis at any time after January 31, 2006. The Exchangeable Shares may not, however, be exchanged unless the Trust confirms that the exchange would not jeopardize the Trust's status as a "unit trust", "mutual fund trust" or "registered investment" for purposes of the Tax Act. In addition, FHR has agreed not to exchange more than two-thirds of the Exchangeable Shares after January 31, 2006 unless the combined debt service coverage on the mortgages on these two hotels is greater than an agreed amount. The dividend on the Exchangeable Shares is economically equivalent to the distributions payable to Unitholders, less Part VI.1 taxes under the Tax Act payable by Legacy EF as a result of the dividend.

One voting certificate of the Trust (each a "Voting Certificate") was issued by the Trust for each Exchangeable Share issued, resulting in 14.7 million Voting Certificates being issued in total. The Voting Certificates are being held in trust for the benefit of a subsidiary of FHR by Computershare Trust Company of Canada. Voting Certificates do not have, nor will they be entitled to, any beneficial interest in the Trust and are not Units. Voting Certificates are personal property and rank among themselves equally and rateably without discrimination, preference or priority. Holders of Voting Certificates are entitled to attend and vote at all meetings of holders of Units, where the holders of Voting Certificates will be entitled to one vote for each Voting Certificate held. Voting Certificates and Units are aggregated to establish a quorum, a particular majority, or other numbers of votes required for the conduct of business at meetings of holders of Units, or matters requiring the approval of the holders of Units. Voting Certificates may only be transferred if, coincident with the transfer of the Voting Certificates, an equal number of Exchangeable Shares is also transferred to the transferee.

On June 30, 2006, the holder of the exchangeable shares issued by a subsidiary of Legacy exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in Legacy from 14.7 million units, or 14.1% of outstanding units at June 30, 2006, to 4.9 million, or 4.4% of outstanding units at December 31, 2006.

CONVERTIBLE DEBENTURES

On February 14, 2002, the Trust issued $150 million of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Units at the option of the holder at any time up to March 15, 2007 at a conversion price of $8.75 per Unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may be redeemed by the Trust, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Units on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Trust may elect to pay interest and principal upon maturity or redemption by issuing Units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of Units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the Units on the date fixed for redemption or the maturity date.

In 2006, Legacy issued 5.9 million units following the conversion of $51.3 million principal amount of the Trust's convertible debentures. Following the end of the year, an additional $92.8 million of principal amount was converted into 10.6 million Legacy units. As at March 21, 2007, $5.9 million convertible debentures remained outstanding. Debenture holders had until March 15, 2007 to elect to convert their debentures prior to the maturity date of April 1, 2007.

PURCHASE OF UNITS

The Trust may purchase Units in accordance with the applicable securities legislation and the rules prescribed under TSX and other regulatory policies. Any such purchases constitute an issuer bid under Canadian securities legislation and must be conducted in accordance with the applicable requirements. A Unitholder does not have the right at any time to require the Trust to purchase such Unitholder's Units.

ISSUANCE OF UNITS

The Trust may issue additional Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. As at March 21,

2007, up to 4.9 million Units are issuable upon the exchange of the Exchangeable Shares, up to approximately 1.7 million Units have been reserved for issuance pursuant to the Trust's Distribution Reinvestment Plan and up to 4.1 million Units are issued under exercisable options under the Trust's Unit Option Plan. In addition to Units which may be issued pursuant to the exchange of the Exchangeable Shares, the conversion of the Convertible Debentures and the Trust's Unit Option Plan, new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (in which holders of Units and Voting Certificates receive rights to subscribe for new Units in proportion to their existing holdings of the Units or Voting Certificates, which rights may be exercised or sold to other investors), or through private placements (offerings to specific investors that are not made generally available to the public or existing Unitholders). In certain instances, the Trust may also issue additional Units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, in accordance with the operating policies as described below in "Investment Restrictions and Operating Policies – Operating Policies", generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of Units.

Meetings of Holders of Units and Voting Certificates

Meetings of Unitholders and holders of Voting Certificates must be called and held for the election or removal of Independent Trustees and the Executive Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees), and the termination of the Trust.

Meetings of holders of Units and Voting Certificates are held annually for the election of the Independent Trustees and the Executive Trustee and the appointment of the auditors of the Trust. A meeting of holders of Units and Voting Certificates may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units and Voting Certificates then outstanding by a written request. Such request must state in reasonable detail the matters proposed to be addressed at the meeting. Holders of Units and Voting Certificates have the right to obtain a list of Unitholders and holders of Voting Certificates to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Holders of Units and Voting Certificates may attend and vote at all meetings of holders of Units and Voting Certificates either in person or by proxy, and a proxy need not be a Unitholder or a holder of Voting Certificates.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the aggregate of Units and Voting Certificates. The Trust may require declarations as to the jurisdictions in which beneficial owners of Units or holders of Voting Certificates are resident. If the Trustees determine that more than 49% of the aggregate of Units and Voting Certificates are held by non-residents, the Trustees may send a notice to non-resident holders of Units and Voting Certificates requiring them to sell all or a portion of their Units or Voting Certificates within a specified period of not less than 60 days. If the holders of Units and Voting Certificates receiving such a notice have not sold the specified number of Units or Voting Certificates or provided the Trust with satisfactory evidence that they are not non-residents within the designated period, the Trust will sell these Units or Voting Certificates on behalf of such Unitholders or holders of Voting Certificates. Upon the completion of the sale of the Units or Voting Certificates, the affected holders will cease to be holders of Units or Voting Certificates and their rights shall be limited to receiving the net proceeds of sale.

PROHIBITIONS AGAINST OWNERSHIP BY CERTAIN U.S. RETIREMENT PLANS

The Declaration of Trust prohibits the following entities from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units or Voting Certificates at any time:

(a) any "employee benefit plan", as defined in Section 3 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b) any "plan", as defined in and subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"); and

(c) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" (collectively, "U.S. Retirement Plans").

If the Trustees determine that a U.S. Retirement Plan has purchased or acquired or is otherwise holding Units or Voting Certificates, the Trustees may require the U.S. Retirement Plan to sell these Units or Voting Certificates. Each purchaser or other acquirer of Units or Voting Certificates (including any subsequent purchaser or other acquirer) will be deemed to have:

(a) represented to the Trust and FHR that neither its acquisition nor holding of such securities violates the foregoing prohibitions; and

(b) agreed to indemnify the Trust and FHR and their respective Trustees, directors, employees and affiliates (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such purchaser or other acquirer of the foregoing prohibitions and representation.

Such prohibitions, representation and indemnity are collectively referred to herein as the "U.S. Retirement Plan Restrictions".

The Declaration of Trust also provides that if the Trust makes a public announcement that the Trustees believe that the U.S. Retirement Plans Restrictions are not then in the best interests of the Trust, the U.S. Retirement Plans Restrictions will thereafter be immediately suspended until such time as the Trustees reinstate the U.S. Retirement Plans Restrictions by causing the Trust to issue a public announcement of such reinstatement.

INFORMATION AND REPORTS

The Trust will furnish to holders of Units and Voting Certificates financial statements (including quarterly and annual financial statements) and other reports as are required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of holders of Units and Voting Certificates, the Trustees will provide the holders of Units and Voting Certificates (along with the notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either at the election of such Unitholders, on the terms offered by the offeror or at the fair value of such Unitholders' Units determined in accordance with the procedures set out in the Declaration of Trust.

TERM OF THE TRUST AND SALE OF SUBSTANTIALLY ALL ASSETS

The Trust has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates.

AMENDMENTS TO THE DECLARATION OF TRUST

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Trust) require approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates called for this purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates called for such purpose.

The Trustees may, without approval of the holders of Units and Voting Certificates, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status as a "mutual fund trust" and a "registered investment" under the Tax Act, or the distribution of Units;
- which, in the opinion of the Trustees, provide additional protection for the holders of Units and Voting Certificates;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the holders of Units and Voting Certificates;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or to prevent the assets of the Trust from being subject to certain provisions of ERISA or Section 4975 of the *U.S. Tax Code*; and
- for any purpose (except one in respect of which a vote of holders of Units and Voting Certificates is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to holders of Units and Voting Certificates and is necessary or desirable.

POTENTIAL CONFLICTS OF INTEREST

The Declaration of Trust contains conflict of interest provisions requiring Trustees to disclose material interests in material contracts and transactions.

The Trust may be subject to various conflicts of interest because of the fact that FHR and its affiliates and their respective directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate, hotel development and management and other business activities. Certain potential conflicts of interest are also addressed in the Strategic Alliance Agreement.

The Trustees and associates or affiliates of FHR may also deal with persons, firms, institutions or corporations with which the Trust may be dealing, or which may be seeking investments similar to those desired by the Trust. The interests of these persons could conflict with those of the Trust. In addition, from time to time, these persons may be competing with the Trust for available investment opportunities.

Any decisions regarding the enforcement by the Trust of the terms of any agreement entered into by the Trust with a Trustee who is not an Independent Trustee, or with FHR, or with an associate of a non-Independent Trustee or FHR must be made by a majority of the Independent Trustees. The non-Independent Trustees may attempt to influence the Independent Trustees in this regard.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Trust as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders and Voting Certificate holders.

GENERAL

The Trust will distribute to Unitholders quarterly, on or about the 20th day following the end of each quarter other than January 20 and on or about December 31 in each calendar year (each a "Distribution Date"), not less than one-quarter of 85% of the estimated Distributable Income of the Trust on an annualized basis. Distributable Income is the income of the Trust determined in accordance with the Tax Act, adjusted and calculated pursuant to the provisions of the Declaration of Trust. Unitholders will also be entitled to receive a distribution on December 31 of each year of:

(a) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended; and

(b) any excess of the income of the Trust for the purposes of the Tax Act (computed without regard to subsection 104(6) of the Tax Act) over distributions otherwise made for that year.

Distributable Income may also reflect any provisions, reserves or adjustments determined by the Trustees in their discretion. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. If the Trustees anticipate a cash shortfall or determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders.

Distributions will be made in cash, except that in the event that taxable income of the Trust (computed without regard to subsection 104(6) of the Tax Act) exceeds its Distributable Income, distributions may be in the form of additional Units.

TAX DEFERRAL ON DISTRIBUTIONS

To date, a portion of the distributions made by the Trust to Unitholders were tax deferred by reason of the Trust's ability to claim capital cost allowance and certain other deductions. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount.

QUARTERLY DISTRIBUTIONS

Legacy has paid quarterly distributions of $0.08 per Unit since the second quarter of 2004, following the resumption of its quarterly distributions. For the quarters ended June 30, 2003 through and including March 31, 2004, Legacy did not pay a quarterly distribution to Unitholders.

Legacy's intention is to pay distributions at a level below the reported distributable income achieved by the Trust. Legacy's objective is to have a prudent payout ratio which considers operating requirements of the business, while not retaining excess cash in the Trust.

MARKET FOR UNITS

The Units are listed on the TSX under the trading symbol LGY.UN. The table below indicates the trading volumes and high and low price ranges for the 2006 financial year in connection with the Units.

Month	High	Low	Avg. Vol.
January	$8.37	$7.91	118,600
February	$8.72	$8.10	212,700
March	$8.57	$8.05	119,700
April	$8.39	$7.81	71,700
May	$8.25	$7.77	97,800
June	$8.50	$7.19	126,600
July	$8.49	$7.19	141,100
August	$9.40	$8.34	245,100
September	$9.89	$8.40	586,200
October	$9.68	$9.13	441,400
November	$9.49	$8.52	311,200
December	$9.75	$9.05	261,300

INVESTMENT RESTRICTIONS AND OPERATING POLICIES

The Declaration of Trust contains investment restrictions and operating policies which govern the activities and management of the Trust. In addition, the Trustees, with the advice and assistance of CPHMC, establish at least annually the Trust's operating plan and investment guidelines, taking into account both its financial position and current market conditions for investment in hotel properties.

For the purpose of the following investment restrictions and operating policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust are deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the following to investments in real property are deemed to include an investment in a joint venture.

INVESTMENT RESTRICTIONS

The assets of the Trust may be invested only in accordance with the following investment restrictions:

(a) the Trust's activities are limited to the direct or indirect ownership (but not the operation) of hotels primarily in Canada and such other investments and activities in the hotel field as are consistent with the other investment guidelines of the Trust and approved by a majority of the Trustees from time to time;

(b) all of the Trust's hotel and other investments must be leased to a qualified operator;

(c) the Trust must not make any investment or take any action that would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust being liable under the Tax Act to pay tax as a result of holdings by the Trust of foreign property as defined in the Tax Act, or that would result in Units being foreign property for the purpose of the Tax Act;

(d) the Trust may invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Trustees, are commercially reasonable, including, without limitation, terms and conditions, if any, relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, and provisions, if any, to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and to provide for participation of the Trust in the management of the joint venture arrangement;

(e) the Trust may not hold securities other than permitted investments and securities of any other entity formed to operate one or more hotel properties or of a joint venture entity or of an entity wholly owned by the Trust;

(f) the Trust must not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g) other than investments in hotels which are consistent with the other investment restrictions and guidelines of the Trust and approved by a majority of the Trustees from time to time, the Trust must not invest in specialty real estate other than hotel properties (provided each property is leased to a qualified operator), or acquire, other than through a corporate subsidiary, interests in general partnerships or limited partnerships;

(h) the Trust must not invest directly in raw land for development except for properties adjacent to existing properties of the Trust acquired for the purpose of the renovation or expansion of existing properties;

(i) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

    (i) the real property which is security therefor is a property which otherwise meets the investment restrictions and guidelines of the Trust adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

    (ii) the amount of the mortgage loan is not in excess of 75% of the value of the property securing the mortgage;

    (iii) the mortgage is a first mortgage registered on the title to the real property which is security therefor; and

    (iv) the aggregate value of the investments of the Trust in mortgages and mortgage bonds, after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity;

(j) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in mortgages and mortgage bonds (including the mortgages and mortgage bonds referred to under (i) above), after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity; and

(k) the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (a), (e), (h) and (i) above.

OPERATING POLICIES

The Declaration of Trust provides that the operations and affairs of the Trust will be conducted in accordance with the following policies:

(a) except as permitted by the Trust's hedging policy, the Trust must not engage in any derivative or hedging transaction (as defined in National Instrument 81-102 of the Canadian Securities Administrators);

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage; and (ii) to the extent that the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, must contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort will not be had to, nor will recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agents of the Trust, but that only property of the Trust or a specific portion thereof will be bound, provided that the Trust will not be required, but will use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) except as permitted under paragraphs (h) and (k) under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", the Trust must not engage in construction or development of real property except as necessary to maintain its real property in good repair or to enhance the income-producing ability of properties in which the Trust has an interest;

(d) title to each real property shall be held by and registered in the name of:

  (i) the Trust;

  (ii) the Trustees; or

  (iii) in the name of a corporation or other entity which:

    (A) is wholly-owned by the Trust;
    (B) is owned jointly by the Trust with joint venturers; or
    (C) all the voting shares of which are held directly or indirectly by the Trust;

(e) the Trust must not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of the amount of all indebtedness secured on such real property and the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the fair market value of such real property and any furniture and equipment located thereon if considered part of the indebtedness;

(f) the Trust must not incur or assume any indebtedness if, on a pro forma basis after giving effect to the incurrence or assumption of such indebtedness, as described below under paragraph (m), the total indebtedness of the Trust, on a consolidated basis, would exceed 60% of the Trust's asset base;

(g) the Trust must not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except (i) indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where the mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", and, where the mortgage is granted by a joint venture entity and such mortgage is subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity and (ii) indebtedness, liabilities or obligations assumed or incurred by a wholly-owned subsidiary of the Trust where such indebtedness, liabilities or obligations would not cause the Trust to contravene the restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions" on a consolidated basis;

(h) the Trust must obtain an independent valuation and engineering inspection of each property that it intends to acquire;

(i) the Trust must obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

(j) the Trust must conduct a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust must conduct a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, the audit must be satisfactory to the Trustees;

(k) the Trust must not issue additional Units unless the Trustees consider such issuances not to be dilutive to ensuing annual distributions of Distributable Income to existing Unitholders;

(l) at no time can indebtedness, calculated on a pro forma basis as described below under paragraph (m), aggregating more than 25% of the Trust's asset base (other than trade payables, accrued expenses and distributions payable) be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months after giving effect to any hedging transactions undertaken pursuant to the Trust's hedging policy to either fix, float or cap interest rates; and

(m) for the purpose of the policies set out in paragraphs (f) and (l) above, calculations will be done on a pro forma basis as at the date of the Trust's most recently published balance sheet giving effect to the incurrence of indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased indebtedness or the asset base since that date to the date of the calculation.

AMENDMENTS TO INVESTMENT RESTRICTIONS AND OPERATING POLICIES

Pursuant to the Declaration of Trust, all of the investment restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions" and the operating policies contained in subparagraphs (c), (f), (g), (h) and (i) under the heading "Investment Restrictions and Operating Policies – Operating Policies" may be amended only with the approval of two-thirds of the votes cast by holders of Units and Voting Certificates of the Trust at a meeting of holders of Units and Voting Certificates called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by holders of Units and Voting Certificates at a meeting called for this purpose.

MANAGEMENT OF THE TRUST

TRUSTEES

The operations of the Trust, including its strategy, investments and management, is subject to the direction and control of the Trustees, a majority of whom must be Independent Trustees. Only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. One member of the Nominating Committee must be a non-Independent Trustee appointed by FHR.

The Declaration of Trust provides for the election or appointment of a minimum of five and maximum of nine Trustees, and provides that an Executive Trustee may be appointed. In lieu of voting in respect of the election of Trustees, FHR has the right to appoint two Trustees for so long as it owns 20% or more of the Units and the Voting Certificates, and one Trustee for so long as it owns 10% or more but less than 20% of the Units and the Voting Certificates. In addition, for so long as FHR continues to manage at least 2,800 hotel rooms on behalf of the Trust, FHR has the right to appoint one additional Trustee.

The Independent Trustees are elected by resolution passed by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates. Trustees elected at an annual meeting will be elected for terms expiring at the close of the subsequent annual meeting and will be eligible for re-election. A vacancy occurring among the Independent Trustees may be filled by resolution of the remaining Trustees or by the holders of Units and Voting Certificates at a meeting of the holders of Units and Voting Certificates. A Trustee elected to fill a vacancy will be elected for the remaining term of the Trustee succeeded.

A majority of the Trustees and the Chairman must be Independent Trustees and a Trustee (other than an appointee of FHR) may be removed with or without cause by two-thirds of the votes cast at a meeting of holders of Units and Voting Certificates or with cause by two-thirds of the remaining Trustees.

The standard of care and duties of the Trustees provided in the Declaration of Trust are similar to those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Accordingly, each Trustee is required to exercise the powers and discharge the duties of his office honestly, in good faith and in the best interests of the Trust and the holders of Units and Voting Certificates and, in connection therewith, to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The name, municipality of residence and principal occupation for each of the last five years of each Trustee are as follows:

Name and Municipality of Residence	**Principal Occupation**
Terence P. Badour[5] Toronto, Ontario, Canada Trustee since April 29, 2005	Terence P. Badour was appointed Executive Vice President, Law and Administration of FHR in April 2003. He has held various positions of increasing responsibility with FHR and its subsidiaries since joining the organization in 1998. He is also Executive Vice President and General Counsel of the Trust.
John A. Carnella Toronto, Ontario, Canada Trustee since April 29, 2005	John A. Carnella was appointed Executive Vice President and Chief Financial Officer of FHR in March 2005. Prior to joining Fairmont, he served as Senior Vice President Finance and Treasurer of Host Marriott Corporation. Mr. Carnella joined Host Marriott in 1997 where he held Senior Vice President roles in both the Finance and Acquisitions departments.
William R. Fatt [2][3] Toronto, Ontario, Canada Trustee since September 11, 1997	William R. Fatt has been the Chief Executive Officer and a director of FHR since October 1, 2001. Up to October 1, 2001, Mr. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL"). In January 1998, he was appointed Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. (an affiliate of FHR). From 1990 to his appointment to Canadian Pacific Hotels & Resorts Inc., Mr. Fatt had been Chief Financial Officer of CPL. He served as Chief Executive Officer of the Trust from 1997 to 2003 and has served as Vice Chairman of the Trust since June 1999.
Richard M. Kelleher [2][3][4] Boston, Massachusetts, USA Trustee since April 29, 2005	Mr. Kelleher has been Chairman and Chief Executive Officer of Pyramid Advisors LLC, a hotel management company and advisory firm specializing in acquiring, operating and rebranding hotels since 1999. From 1997 to 1999, Mr. Kelleher was President and Chief Operating Officer of Promus Hotel Corporation and from 1993 to 1997, he was President and Chief Executive Officer of Doubletree Hotels Corporation. Richard M. Kelleher is also Chairman of the Board of Trustees of the Trust.
Richard L. Knowles [1][4] Toronto, Ontario, Canada Trustee since April 28, 2006	Richard L. Knowles is a director and the President and Chief Executive Officer of Sceptre Investment Counsel Limited, which provides discretionary portfolio management services.
Neil J. Labatte Toronto, Ontario, Canada Trustee since April 24, 2003	Neil J. Labatte is the President and Chief Executive Officer of the Trust, positions he has held since June 1999 and March 2003, respectively. He joined FHR in 1997 as Vice President, Acquisitions and, from October 2001 to January 2005, served as Senior Vice President, Real Estate of FHR. Mr. Labatte possesses over 20 years of experience within the real estate sector.

Name and Municipality of Residence	Principal Occupation
Robert E. Lord(1)(4) Toronto, Ontario, Canada Trustee since April 29, 2005	Robert E. Lord is a corporate director and is the President of Captaur Investments Limited, an investment holding company. From June 2000 to June 2002, Mr. Lord was the Chairman of the Canadian Institute of Chartered Accountants. From August 1993 to September 2000, he served as Vice Chairman, Professional Services at Ernst & Young LLP. He is also a director of Coretec Inc., Mackenzie Financial Corporation and Vaaldiam Resources Limited and is the Chairman of MTI Global Inc.
John J. O'Connor (2)(3)(4) Montreal, Québec, Canada Trustee since October 23, 1997	John J. O'Connor is counsel to Ogilvy Renault LLP, a Canadian law firm. Previously, he was a senior partner and member of the Executive Committee of Ogilvy Renault where he practiced in the area of commercial law, principally real estate and banking law in excess of five years prior to the date hereof.
C. Wesley M. Scott (1)(2)(4) Toronto, Ontario, Canada Trustee since July 1, 2003	C. Wesley M. Scott is a corporate director and was the Chairman of the Board of Trustees of the Trust until his resignation as a Trustee in April 2006. Mr. Scott was the Chief Corporate Officer at BCE Inc. until March 2001. From 1999-2000, he was Vice-Chairman of Bell Canada and from 1997-1999 he was Chief Financial Officer of Nortel Networks Corporation
Thomas W. Storey Scottsdale Arizona, USA Trustee since December 12, 2006	Thomas W. Storey is Executive Vice President, Development for FHR in 2004. Prior to that he was Executive Vice President, Business Development and Strategy for FHR since February 2001. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations from 1998 until 2000 and Executive Vice President Marketing from 1997 to 1998. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels Corporation.
Jonathan I. Wener (1)(4) Montreal, Quebec, Canada Trustee since March 21, 2006	Jonathan I. Wener is Chairman, Chief Executive Officer and principal shareholder of Canderel Management Inc., a real estate company that provides comprehensive real estate development and property management services. He is also the Vice Chairman of the Board of Governors of Concordia University, a director of the Foundation for the Montreal Museum of Fine Arts and a director of Laurentian Bank of Canada.

Notes:

(1) Member of Audit Committee
(2) Member of Compensation, Compliance and Governance Committee
(3) Member of Nominating Committee
(4) Independent Trustee
(5) Mr. Badour resigned as a Trustee, December 12, 2006 and was replaced by Mr. Storey

The Declaration of Trust provides for the appointment by the Trustees of an Audit Committee, a Nominating Committee and a Compensation, Compliance and Governance Committee, the majority of the members of each of which must be Independent Trustees and, in accordance with applicable Canadian securities regulations, all members of the Trust's Audit Committee are Independent Trustees. The Trust does not have an Executive Committee.

The Trustees are responsible for the general control and direction of the Trust, and the supervision of the day-to-day operations of the Trust are carried out by CPHMC. Certain fundamental actions of the Trust require the approval of five of the nine Trustees. Certain decisions respecting the Trust can be made only with the approval of a majority of the Independent Trustees. The approval of the Trustees is required prior to the Trust making any acquisition or disposition and for the assumption or granting of any mortgage.

To the knowledge of the Trust, no Trustee or executive officer of the Trust is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period or more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

1. Mr. Scott resigned as a director of Bell Canada International Inc. in 2003 while it was in the process of voluntarily winding up its affairs under court supervision.

2. Mr. Lord was a director of a private company that went into receivership shortly after he resigned from the board in 2002.

EXECUTIVE OFFICERS

The name, municipality of residence and principal occupation for each of the last five years of each executive officer of the Trust are as follows:

Name and Municipality of Residence	Office with Trust	Principal Occupation
Neil J. Labatte Toronto, Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Trust (1)
Robert M. Putman Oakville, Ontario, Canada	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Trust (2)
Terence P. Badour Toronto, Ontario, Canada	Executive Vice President and General Counsel	Executive Vice President, Law and Administration of Fairmont Hotels & Resorts Inc. (3)
Joseph Krohn Richmond Hill, Ontario, Canada	Vice President, Asset Management	Vice President, Asset Management of the Trust (4)

Notes:

(1) Prior to being appointed President and Chief Executive Officer of the Trust in March 2003, Mr. Labatte held the positions of President and Chief Operating Officer since 1999. He was also Senior Vice President, Real Estate of Fairmont Hotels & Resorts Inc. from October 2001 to December 2004.

(2) Prior to being appointed Vice President and Chief Financial Officer of the Trust in January 2004, Mr. Putman held the positions of Vice President, Corporate Finance and Treasurer of Borealis Capital Corporation since June 2002. Prior to June 2002, Mr. Putman held the position of Vice-President Finance with Oxford Properties Group Inc.

(3) Mr. Badour was Executive Vice President and General Counsel for the Trust until his resignation in February 2007. He has held his present position with FHR or other senior positions with FHR since 1998.

(4) Prior to his appointment as Vice President, Asset Management in January 2007, Mr. Krohn was Executive Director Asset Management for the Trust. Prior to that, Mr. Krohn worked at Starwood Hotels & Resorts since 1999 in the positions of Regional Director Finance and Director of Finance.

The Trustees and officers of the Trust as a group own, directly or indirectly, or exercise control or direction over less than 1% of the voting securities of the Trust or any subsidiary thereof. Some of the Trustees and Officers, as aforenoted, are directors or officers of FHR. FHR holds 19,739,142 trust units of Legacy ("Units"), representing approximately 17.0% of the outstanding Units, and all 4,900,000 voting certificates of the Trust (the "Voting Certificates"), which together account for an approximate 20.4% voting interest in the Trust.

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The text of the charter of the Trust's Audit Committee is attached as Schedule "A" to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the audit committee are Richard M. Kelleher, Richard L. Knowles and Robert E. Lord (Chairman). All of the members of the audit committee are independent of the Trust and financially literate.

RELEVANT EDUCATION AND EXPERIENCE

This section describes the education and experience of the members of Legacy's Audit Committee that is relevant to the performance of their responsibilities in that role.

Each member of the Audit Committee currently is, or has previously been, in charge of, a significant business operation, often as president, chief executive officer or chief financial officer of a large public company. In this position, the individual would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

The Chairman of the Audit Committee, Mr. Robert E. Lord is a Chartered accountant and the former Chairman of the Canadian Institute of Chartered Accountants. He has also served as Vice Chairman, Professional Services at Ernst & Young LLP.

Richard L. Knowles is President and Chief Executive Officer of Sceptre Investment Counsel Limited, a publicly traded company on the TSX.

Jonathan I. Wener is Chairman, Chief Executive Officer and principal shareholder for Canderel Management Inc.

Further details regarding each Audit Committee member is set out under the heading "Management of the Trust – Trustees" above.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of the Trust's auditors. The Audit Committee has adopted a policy that prohibits Legacy from engaging auditors for "prohibited" categories of non-audit services and requires pre-approval by the audit committee of audit services and other services within permissible categories of non-audit services.

AUDITOR'S FEES

PricewaterhouseCoopers LLP has served as Legacy's auditing firm since the Trust's inception. Fees payable for the years ended December 31, 2006 and December 31, 2005 to PricewaterhouseCoopers LLP and its affiliates were $781,000 and $684,872, respectively. Fees payable to PricewaterhouseCoopers LLP and its affiliates in 2006 and 2005 are detailed below:

Type of Work	2006	2005
Audit fees	$587,000	$544,000
Audit related fees	$60,000	$55,000
Non-audit Fees	$134,000	$85,872
Total fees	**$781,000**	**$684,872**

The nature of each category of fees is described below.

AUDIT FEES

Audit fees were paid for professional services rendered by the auditors for the audit of the annual financial statements of Legacy, a review of quarterly financial statements or services provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:

- special attest services not required by statute or regulation; and
- accounting consultations and special audits in connection with acquisitions.

NON-AUDIT FEES

Fees disclosed in the table above under the item "Non-Audit fees" were paid for products and services other than the audit fees and audit-related fees described above. These services include tax and translation services.

INTEREST OF EXPERTS

Legacy's auditors are PricewaterhouseCoopers LLP., Chartered Accountants, who have prepared an independent auditors' report dated February 22, 2006 in respect of Legacy's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2006. PricewaterhouseCoopers LLP have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario as at February 22, 2006.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its offices in Toronto, Montreal and Calgary.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

FHR indirectly owns Units and Exchangeable Shares representing approximately 20.4% of the outstanding votes of the Trust. FHR also owns all of the outstanding common shares of Fairmont, CPHMC and Delta. Fairmont and Delta earn hotel management fees from the Trust. CPHMC earns advisory fees and hotel management fees from the Operator and the Trust under the Advisory Agreement and Management Agreements, respectively. See "Description of the Business" and "Risk Factors – Relationship with FHR, Fairmont and Delta". The fees charged to the Trust by Fairmont, Delta and CPHMC pursuant to these agreements can be found in Note 17 of the audited consolidated financial statements of Legacy for the years ended December 31, 2006 and December 31, 2005, respectively, which notes are incorporated herein by reference and which are available on www.sedar.com.

As at December 31, 2006, William R. Fatt, Terence P. Badour, Mr. John A. Carnella and Mr. Thomas W. Storey and Neil J. Labatte were Trustees and/or officers of the Trust. Messrs. Fatt, Badour, Carnella and Storey are also directors or officers of Fairmont, Delta and CPHMC. Mr. Labatte resigned as an officer of Fairmont Hotels & Resorts Inc. on December 31, 2004.

MATERIAL CONTRACTS

Except for agreements entered into in the ordinary course of business, the only agreement which is material to Legacy and which was entered into during or prior to 2006 and after January 1, 2002 and is still in effect is the trust indenture (the "Indenture") dated February 14, 2002 between the Trust and Computershare Trust Company of Canada which governs the Convertible Debentures. See "Description of Units, Exchangeable Shares, Voting Certificates and Declaration of Trust – Convertible Debentures".

ADDITIONAL INFORMATION

Additional information relating to the Trust, including the principal holders of the Units, options to purchase Units and interests of insiders in material transactions, is contained in the Trust's Management Proxy Circular dated March 1, 2006 which can be found at www.sedar.com. Additional financial information is provided in the Trust's financial statements and management's discussion and analysis for its most recently completed financial year which are also available at www.sedar.com and on the Trust's website, www.legacyhotels.ca.

SCHEDULE "A" – AUDIT COMMITTEE CHARTER

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

AUDIT COMMITTEE

TERMS OF REFERENCE

A. Purpose of the Committee

The purpose of the Audit Committee of the Board (the "Committee") is to assist the Board in its oversight of (i) the integrity of the Trust's financial statements, (ii) the Trust's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Trust's external auditors and (iv) the performance of the Trust's internal auditors.

B. Establishment of Committee and Procedures

The Declaration of Trust of Legacy Hotels Real Estate Investment Trust (the "Declaration of Trust") establishes the Audit Committee (the "Committee"). The following are additional features of the Committee and its procedures.

1. Composition

Determinations as to whether a particular Trustee satisfies the requirements for membership on the Committee shall be first made by the Compensation, Compliance & Governance Committee and confirmed by the full Board.

2. Qualifications of Committee Members

All members of the Committee shall meet the independence and financial literacy requirements of any stock exchange on which the Trust's securities are traded and at least one member shall have accounting or related financial management expertise. Determinations as to whether a particular trustee satisfies the requirements for membership on the Committee shall be made by the full Board.

3. Committee Chairman

The Board shall appoint a Chairman for the Committee.

4. Absence of Committee Chairman

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

5. Secretary of Committee

The Committee shall appoint a Secretary who need not be a trustee of the Trust.

6. Meetings

The Committee shall meet at least four times per year and shall meet at such other times during each year, as it deems appropriate. In addition, the Chairman of the Committee may call a special meeting of the Committee at any time.

7. Attendance of the Trust's Officers at Meetings

The Chief Executive Officer of the Trust and, at the invitation of the Chairman of the Committee, one or more other officers of the Trust may attend any meeting of the Committee.

8. Procedure, Records and Reporting

Subject to any statute of the Declaration of Trust and the By-Laws of the Trust, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Trustees when the Committee may deem appropriate (but not later than the next meeting of the Trustees). A report of its meetings shall be delivered at the next meeting of the Trustees.

9. The Trust's Auditors

The Committee, together with the Trustees, shall serve as the ultimate authority to which the Trust's internal and external auditors are accountable. The Committee, together with the Trustees, shall have the ultimate authority and responsibility to select, evaluate and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for unit holder approval in any management proxy circular).

The Committee shall meet with the external auditors as the Committee may deem appropriate to consider any matter which the Committee or the auditors believe should be brought to the attention of the Trustees or the unit holders.

10. Review of Terms of Reference

The Committee shall review and reassess the adequacy of these Terms of Reference at least annually and otherwise, as it deems appropriate and propose recommended changes to the Board.

C. Mandate of Committee

Management is responsible for preparing the interim and annual financial statements of the Trust and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The Committee is responsible for reviewing management's actions in that regard.

1. In addition to the powers set out in the Declaration of Trust, the Committee shall:

Financial Reporting

a. review with the auditors, before completion of the annual audit of the Trust, the financial statements and the report of the auditors thereon, in order to ensure that the auditors are satisfied with the disclosure made to them of the required information and with the content of the financial statements;

b. review and recommend to the Trustees for approval, the audited annual financial statements of the Trust, management's discussion and analysis of the financial condition and results of operations ("MD&A") with regard to those financial statements, the annual information form, the contents of the annual report to unit holders, and any other like annual disclosure filings to be made by the Trust under the requirements of securities laws or stock exchange rules applicable to the Trust;

c. review the Trust's interim financial statements and management's discussion and analysis of the financial condition and results of operations ("MD&A") with regard to those interim financial statements with management and the external auditors and approve the release of those results by management;

d. discuss the types of financial information to be disclosed to the public (including to analysts and the media) and the type of presentation of such information, including non-GAAP and "pro forma" financial information, to be made in any such disclosures, including in earnings press releases and earnings guidance;

External Auditors

e. receive and review at least annually a report by the external auditors describing the firm's internal quality-control procedures; and any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more external independent audits carried out by the firm, and any steps taken to deal with any such issues;

f. review the qualifications and independence of the external auditors and assess their performance;

g. review and evaluate the lead partner of the external auditor, taking into account opinions of management and the Trust's internal auditors, ensure the regular rotation of the lead audit partner as required by law, consider whether there should be regular rotation of the audit firm itself, and the Committee should present to the Board its conclusions with respect to the external auditor;

h. review the audit plan of the external auditors of the Trust, including the degree of detail of the plan and the co-ordination between the plans of the internal and external auditors;

i. review the recommendations of management as to the re-appointment or appointment of the external auditors and make recommendations thereon to the Trustees, review and approve the basis and the amount of the external auditors' fees;

j. ensure that external auditors report directly to the Committee, which shall directly oversee the external auditors, resolve disagreements between management and the external auditors, and pre-approve all audit and non-audit services to be provided by the external auditors;

k. meet separately and review with the external auditors any audit problems or difficulties and management's response;

l. establish explicit hiring policies for the hiring by the Trust of employees or former employees of the present or former external auditors;

m. review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Trust and its assets in order to determine the external auditors' independence, including, without limitation, (i) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Trust, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Trustees take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

Internal Audit

n. review the audit plans of the internal auditor of the Trust, including the degree of detail of the plan and the co-ordination between the plans of the internal and external auditors;

o. review and consider, as appropriate, any significant reports and recommendations issued by the Trust or by any external party relating to internal audit issues, together with management's response thereto;

Accounting, Financial Management and Internal Controls

p. review with management and the Trust's internal and external auditors the Trust's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality and appropriateness of the Trust's accounting principles as applied in its financial reporting; such review shall include a consideration of major issues regarding accounting principles and financial statement presentations, including any significant changes in the Trust's selection or application of accounting principles, and major issues as to the adequacy of the Trust's internal controls and any special audit steps adopted in light of identified deficiencies;

q. review analyses prepared by management and/or the external auditors setting forth significant financial reporting issues and judgements made in connection with the preparation of financial statements;

r. review the internal control procedures to determine the effectiveness of the Trust's internal controls and to determine that the Trust is in compliance with legal and regulatory requirements and with the Trust's policies;

s. review management's plans regarding any changes in accounting practices or policies and the financial impact thereof;

t. review annually the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any, on the Trust's financial statements;

Other Duties and Responsibilities

u. discuss with management the Trust's policies and procedures for managing its principal risks to determine that management has identified the principal risks of the Trust's assets and has implemented and is maintaining systems and procedures to manage those risks;

v. review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Trust, and the manner in which these matters may be, or have been, disclosed in the financial statements;

w. meet separately with management, the external auditors and internal auditors and consider any matter that they recommend bringing to the attention of the Trustees;

x. establish procedures for the receipt, retention and treatment of complaints from the Trust's employees on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by the Trust's employees of concerns regarding questionable accounting or auditing matters;

y. review the calculation of any fees paid or payable by the Trust to the Advisor, as defined in the Declaration of Trust;

z. review reports on expenses of the senior officers of the Trust;

aa. conduct an annual performance evaluation in conjunction with the annual board performance assessment;

bb. review, form time to time, the performance of the Committee, these Terms of Reference and, to the extent deemed necessary by the Committee, the performance of individual members of the Committee;

cc. annually prepare a report from the Committee to unit holders or others, concerning the Committee's activities in the discharge of its responsibilities, when and as required by applicable laws or regulation; and

dd. report regularly to the Board with respect to matters arising out of any of the foregoing.

2. The Committee may, at the request of the Trustees or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to retain such experts as it may require.

3. The Committee may delegate from time to time to any person or committee of persons any of the foregoing responsibilities that lawfully may be delegated.

4. While the Committee has the responsibilities and powers set forth herein, it is not the duty of the Committee to plan or conduct audits or to determine that the Trust's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, among management, the external auditors or the internal auditors or to assure compliance with laws and regulations. Such matters shall be referred either by the Committee or by the Trustees, to management, or otherwise as considered appropriate, for resolution.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2007

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust")are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated. This MD&A is dated May 3, 2007.

Forward-Looking Statements

This MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures, can be found under 'Non-GAAP Financial Measures'.

Additional Information

Additional information relating to the Trust can be found on SEDAR located at www.sedar.com.

Outlook

The Canadian and U.S. lodging industries are expected to show continued growth over the next several years. For 2007, industry experts in Canada and the U.S. forecast revenue per available room ("RevPAR") growth within the higher segments at approximately 3% and 7%, respectively.

Overall supply growth of luxury and first-class hotels is projected to remain low in the next two to three years. There has been new luxury supply announced in certain of Legacy's markets, notably Seattle, Vancouver, and Toronto. This supply will typically take two to four years to come to the market. Some of this planned supply may not ultimately come to market. Given the high cost of construction, new supply in the luxury sector is an indication of the perceived strength of the lodging industry over the next several years.

Incremental revenue drives substantial improvements in margins and profitability due to the industry's high operating leverage, particularly in the luxury and first-class segments. The inherent leverage in Legacy's operations resulting from an improving lodging environment should enable the Trust to deliver distributable income growth for unitholders.

Corporate Developments

Legacy's $150 million 7.75% convertible debentures matured on April 1, 2007. During the first quarter, $92.7 million of principal amount of the convertible debentures was converted into 10.6 million Legacy units at the debenture holders' option. Debentures totalling $5.9 million remained outstanding at March 31, 2007 and were repaid at maturity.

In March 2007, Legacy's Board of Trustees formed a Special Committee of five independent Trustees to advise the Board on strategic alternatives to maximize value for unit holders, which may include the sale of the Trust. The Board of Trustees has not set any deadline for completing its review, and may ultimately determine that its current business plan is the best means to build and deliver unit holder value.

In March 2007, Legacy acquired the fee interest in the 310-room Delta Beausejour hotel in Moncton for approximately $21.9 million, including closing costs. The acquisition was financed by a $25.0 million mortgage on the property. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

In February 2007, Legacy completed a $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. Notwithstanding the interest on the incremental mortgage proceeds, this refinancing represents annual net interest savings of almost $0.5 million given the approximate 2% interest rate reduction.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS				
		Three months ended March 31 (unaudited)		
		2007		2006
Comparable Operating Statistics[1]				
Revenue per available room ("RevPAR")	$	**102.85**	$	95.69
Average daily rate ("ADR")	$	**163.50**	$	157.08
Occupancy		**62.9%**		60.9%
Operating Results (in millions, except per unit amounts)				
Revenues	$	**174.9**	$	158.8
Hotel EBITDA[1]		**19.8**		13.1
Net income (loss)		**(19.3)**		(24.1)
Distributable income (loss)[1]		**(9.4)**		(17.6)
Funds from operations[1] ("FFO")		**(1.9)**		(10.7)
Diluted net income (loss) per unit	$	**(0.19)**	$	(0.27)
Diluted distributable income (loss)[1] per unit		**(0.09)**		(0.17)
Diluted FFO[1] per unit		**(0.03)**		(0.10)
Distributions declared per unit		**0.08**		0.08

1 – See Non-GAAP Financial Measures

THREE MONTHS ENDED MARCH 31, 2007

Revenues

First quarter revenues increased 10.1%, or $16.1 million, to $174.9 million. Revenues benefited from a 7.5% increase in RevPAR this quarter driven by a 4.1% increase in ADR accompanied by a 2.0 point improvement in occupancy. In addition, the acquisition of the Delta Bow Valley hotel in September of 2006 contributed to the quarter's year-over-year revenue growth.

Revenue by customer type. Customers are classified along two broad categories: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

The business group customer continued to show year-over-year revenue growth this quarter, benefiting from strength in various markets across the portfolio. The strong group demand limited business transient availability over certain high occupancy dates but enabled good ADR growth from this customer group. The leisure segment also showed good revenue growth with overall ADR and demand improving this quarter. Domestic leisure demand continues to lead this growth.

Overall demand is expected to continue to improve through the balance of the year yet caution remains with respect to the U.S. leisure customer, particularly during the summer months.

Revenue by geographic region. Legacy owns a portfolio of 25 hotels, 23 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S., specifically, Washington, D.C. and Seattle, Washington.

2007 Regional RevPAR for comparable portfolio	Q1 Variance
British Columbia	+5.2%
Alberta, Saskatchewan and Manitoba	+11.0%
Ontario and Quebec	+6.7%
Atlantic Canada	+8.8%
United States (Cdn $)	+6.1%

All regions showed positive RevPAR growth. The Alberta, Saskatchewan and Manitoba region continues to lead growth throughout the portfolio. Growth in Western Canada is dominated by rate strength with modestly lower occupancies this quarter given lower convention activity in Vancouver and Calgary as compared to the prior year. Central and eastern Canadian regions experienced combinations of rate and occupancy improvement. The U.S. region improvement was primarily occupancy driven.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing approximately two-thirds of its room inventory and contributing about 75% of revenues for the Trust. Legacy also owns 12 Delta managed assets representing one-third of its room inventory and contributing about 25% of Legacy's annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2007 Brand RevPAR for comparable portfolio	Q1 Variance
Fairmont	+6.8%
Delta	+9.5%

First quarter RevPAR growth was positive across Legacy's Fairmont and Delta portfolio of managed assets. Delta benefited from the relative contribution and strength of its western portfolio, notably the Delta Bessborough in Saskatoon, which showed RevPAR growth of over 30% during the first quarter.

Operating Expenses

First quarter operating expenses increased $8.8 million or 7.0%. Expenses primarily reflect additional costs incurred as a result of the 2.0 point improvement in occupancy along with the addition of the Delta Bow Valley hotel. The strong first quarter revenue growth contributed to a 230 basis point operating margin improvement to 23.0% (2006 – 20.7%).

Expenses also include base and incentive management fees, which are incurred based on the operating performance of the hotels. Total hotel management fees as a percentage of total revenues remained relatively unchanged at 3.0% (2006 – 3.1%).

Property taxes, rent and insurance expense reflect the addition of the Delta Bow Valley hotel. Such costs through the balance of the portfolio were relatively unchanged. The leasehold rent associated with the Delta Beausejour was eliminated following the fee interest acquisition effective March 1, 2007. The annual lease rent approximated $ 1.7 million in 2006.

Hotel EBITDA

The higher gross operating profit contributed to a 51.1% improvement in hotel EBITDA, to $19.8 million. The revenue growth, combined with a high fixed cost component structure resulted in a 310 basis point increase in hotel EBITDA margin to 11.3% for the quarter (2006 – 8.2%).

Other Items

Amortization. Amortization expense increased $0.9 million to $20.1 million this quarter due to the Delta Bow Valley hotel acquisition as well as regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the prior periods.

Trust Expenses. Trust expenses primarily consist of the advisory fees paid to Fairmont for operational and administrative services provided as well as employee salary and other expenses, corporate insurance, regulatory compliance costs, and professional fees. Trust expenses for the quarter increased by $2.0 million. This increase is primarily the result of higher compensation costs accrued under Legacy's unit-based long-term incentive plan given the appreciation in the value of Legacy's units since year-end.

Interest Expense, Net. Net interest expense of $16.1 million was down $4.1 million as compared to the prior quarter. Additional interest expense incurred relating to recent acquisitions and a debt refinancing was offset by reduced interest charges associated with the conversions of $144.0 million of Legacy's outstanding convertible debentures during the last two quarters. Under the terms of the Trust Indenture, holders of debentures who elected to convert their debentures were not entitled to accrued and unpaid interest. As a result, $1.7 million in interest accrued in the fourth quarter of 2006 was reversed in the first quarter of 2007. The quarter-over-quarter interest savings associated with these conversions and the accrued interest reversal approximated $4.6 million.

At March 31, 2007, Legacy's average interest rate was 7.2% (December 31, 2006 – 7.4%). Interest expense also includes amortization of convertible debenture issuance costs and debt issuance costs of $1.2 million (2006 - $1.4 million) for the quarter.

Income Tax Expense (Recovery). Federal tax legislation enacted in 2006 resulted in the elimination of the large corporations tax. The future tax recovery remained unchanged reflecting similar year-over-year performance from the U.S. subsidiary corporations, which accumulate tax losses during the initial periods after their acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Non-Controlling Interest. Non-controlling interest shown on the Consolidated Statements of Operations consists of the exchangeable shares' allocation of Legacy's first quarter net loss. Fairmont Hotels & Resorts Inc. ("FHR") owns all of the outstanding 4.9 million exchangeable shares (2006 – 14.7 million).

On June 30, 2006, FHR exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in Legacy to 4.9 million, or 4.1% of outstanding units at March 31, 2007. This change reduced the earnings allocated to non-controlling interest beginning in the third quarter of 2006.

Net Income (Loss). The first quarter is traditionally Legacy's lowest earnings period. Given the seasonality of the portfolio, the first quarter is not indicative of results for the full year. Legacy has historically incurred a loss in its first quarter. The stronger first quarter operating performance contributed to a $4.8 million improvement in the Trust's net earnings for the quarter. First quarter diluted net loss per unit improved to $0.19 (2006 – net loss per unit $0.27 per unit).

Quarterly Financial Results

Seasonality. Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

(unaudited)	2007		2006				2005	
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Operating Statistics								
RevPAR	$102.85	$110.44	$147.16	$141.73	$95.69	$109.64	$146.23	$129.66
ADR	$163.50	$168.55	$194.28	$185.96	$157.08	$164.56	$188.43	$178.09
Occupancy	62.9%	65.5%	75.8%	76.2%	60.9%	66.6%	77.6%	72.8%
Operating Results (in millions)								
Total revenues	$174.9	$208.9	$223.0	$226.0	$158.8	$198.9	$221.6	$208.0
Hotel EBITDA	19.8	40.9	65.0	61.2	13.1	37.0	62.2	48.5
Net income (loss)	(19.3)	(2.6)	19.8	13.3	(24.1)	(5.5)	17.2	4.6
Distributable income (loss)	(9.4)	5.7	30.7	25.7	(17.6)	4.9	29.7	16.4
Funds from operations ("FFO")	(1.9)	14.8	40.3	35.6	(10.7)	12.7	37.9	23.7
Per Unit Results								
Diluted net income (loss)	(0.18)	(0.03)	0.20	0.15	(0.27)	(0.06)	0.19	0.05
Diluted distributable income (loss)	(0.08)	0.05	0.28	0.24	(0.17)	0.05	0.27	0.16
Diluted FFO	(0.03)	0.14	0.36	0.32	(0.10)	0.12	0.34	0.22
Distributions declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Liquidity and Capital Resources

Total liquidity including undrawn bank lines at March 31, 2007 approximated $158.3 million, compared to $144.6 million at December 31, 2006. This increase reflects higher cash balances on hand following recent incremental mortgage financings.

Operating Activities

For the three months ended March 31, 2007 cash generated by operating activities improved $2.6 million. Improved earnings were somewhat offset by reduced working capital contributions over the prior year relating to the reduction in the convertible debenture interest accruals.

Investing Activities

Legacy invests capital in its portfolio to maintain its assets, and pursue repositioning opportunities to enhance their competitive position. These investments provide some of the highest relative investment yields and ensure that the Trust's hotels are competitively positioned within their markets. As the lodging recovery continues to accelerate, Legacy will consider profit-improving investments in its portfolio over the next several years to take advantage of market strengths and opportunities, as well as to better position its hotels against new supply and renovated competitive product.

Capital expenditures during the first quarter totalled $11.4 million. Year-to-date expenditures consisted primarily of normal course maintenance capital across the portfolio along with the start of the planned renovation at the Delta Bow Valley following its acquisition by the Trust.

First quarter investing activities include the acquisition of the fee interest in the Delta Beausejour for total considerations of $21.9 million. This acquisition was financed by mortgage financing on the property of $25.0 million. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

Financing Activities

A first quarter distribution of $0.08 per unit (2006 - $0.08 per unit) was declared on March 21, 2007 and was paid in the second quarter of 2007. As a result, distributions did not impact cash flow during the first quarter.

First quarter mortgage principal payments totalled $4.5 million. The current portion of long-term debt in the amount of $32.7 million is comprised of scheduled mortgage principal amortization as well as the maturity of a mortgage in February 2008. Legacy's remaining $5.9 million in convertible debentures at March 31, 2007 matured on April 1, 2007 and were repaid with cash on hand.

Financing activities this quarter include the $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. In addition, financing activities include the $25.0 million financing on the Delta Beausejour noted under Investing Activities.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, financial obligations, capital expenditures and distributions.

Unit Information

In millions (unaudited)	March 31, 2007	December 31, 2006
Units outstanding	**116.0**	105.3
Exchangeable shares	**4.9**	4.9
	120.9	110.2
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	-[1]	11.2
Options outstanding (weighted average strike price $9.49)	**4.1**	4.3
	4.1	15.5

Note 1 - Debenture holders had until March 15, 2007 to elect to convert their debentures prior to the maturity date of April 1, 2007. The remaining $5.9 million in convertible debentures outstanding at March 31, 2007 were settled at maturity with cash on hand.

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income (loss), and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tend to have a greater impact on profitability.

For the periods presented, comparable hotel operating statistics exclude results from the Delta Bow Valley hotel since it was not part of the portfolio for the entire current and prior periods.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and non-controlling interest. Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions	Three months ended March 31 (unaudited) 2007	2006
Hotel EBITDA	$ **19.8**	$ 13.1
Deduct (add):		
Amortization of property and equipment	**20.1**	19.2
Trust expenses	**5.6**	3.6
Interest expense, net	**16.1**	20.2
Income tax expense (recovery), net	**(1.8)**	(1.8)
Net income (loss) before non-controlling interest	**(20.2)**	(28.1)
Non-controlling interest	**(0.9)**	(4.0)
Net income (loss)	$ **(19.3)**	$ (24.1)

Distributable Income (Loss)

Reported distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. Prior period cash receipts from FHR relating to management contracts for the two U.S. hotels was taxable and was therefore included in the calculation of distributable income (loss). For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income (loss) under the Declaration of Trust, as distinct from reported distributable income (loss), may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income (loss) per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection of the income (loss) distributable to unitholders at each distribution date than the weighted-average method.

Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended March 31 (unaudited) 2007		2006
Net income (loss)	$	**(19.3)**	$	(24.1)
Add (deduct):				
Non-controlling interest		**(0.9)**		(4.0)
Amortization of property and equipment		**20.1**		19.2
Income tax expense (recovery), net		**(1.8)**		(1.8)
Cash receipt on management contract, net		**(0.1)**		(0.1)
Accretion of convertible debenture issuance cost		**0.2**		0.3
Capital replacement reserve		**(7.6)**		(7.1)
Distributable income (loss)	$	**(9.4)**	$	(17.6)
Basic units outstanding (millions)		**120.9**		104.1
Dilutive effect of convertible debentures (millions)		**0.7**		-
Dilutive effect of unit options (millions)		**0.7**		-
Diluted units outstanding (millions)		**122.3**		104.1
Diluted distributable income (loss) per unit	$	**(0.09)**	$	(0.17)
Distributions declared per unit	$	**0.08**	$	0.08

For the three months ended March 31, 2007, debentures convertible into 0.7 million units and the associated distributable income (loss) impact were included in the computation of diluted net loss per unit because their effect was dilutive. For the three months ended March 31, 2006, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

The following table reconciles cash flows from operating activities to distributable income (loss) in accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) Non-GAAP Financial Measures. Management considers distributable cash to be equivalent to distributable income (loss). The reconciliation consists primarily of the capital replacement reserve and items which do not involve cash flow.

As noted under the 'Seasonality' section, due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. The first quarter is traditionally Legacy's lowest earnings period typically generating negative cash flow. Short-term seasonal fluctuations are funded through cash on hand or available credit facilities. For the year ended December 31, 2006, Legacy's distributable income exceeded distributions paid over the same period. The excess was used for corporate purposes.

		Three months ended March 31 (unaudited)		
In millions		2007		2006
Cash flow from operations	$	2.1	$	(0.5)
Add (deduct):				
Changes in non-cash operating working capital		(2.1)		(8.8)
Amortization of deferred financing costs		(1.2)		(1.4)
Cash receipt on management contract, net		(0.1)		(0.1)
Other		(0.5)		0.3
Capital replacement reserve		(7.6)		(7.1)
Distributable income (loss)	$	(9.4)	$	(17.6)
Distributions declared	$	9.6	$	8.0

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac"), defines FFO as net income (loss), excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income (loss) per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended March 31 (unaudited) 2007		2006
Net income (loss)	$	**(19.3)**	$	(24.1)
Add (deduct):				
Non-controlling interest		**(0.9)**		(4.0)
Amortization of property and equipment		**20.1**		19.2
Future income tax expense (recovery)		**(1.8)**		(1.8)
FFO	$	**(1.9)**	$	(10.7)
Diluted units outstanding (millions)		**114.3**		104.2
Diluted FFO per unit	$	**(0.03)**	$	(0.10)

File No. 82-34729

RECEIVED

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

May 25, 2007

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of Unitholders and holders of Voting Certificates of Legacy Hotels Real Estate Investment Trust (the "Trust") will be held on Friday, June 29, 2007 in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the fiscal period ended December 31, 2006, together with the auditors' report thereon;
2. to elect the Independent Trustees and the Executive Trustee of the Trust;
3. to appoint the auditors of the Trust and to authorize the Trustees to fix their remuneration;
4. to consider and, if deemed advisable, pass an ordinary resolution (the text of which is set out as Schedule "B" to the accompanying Management Information Circular) approving the Key Employee Long Term Incentive Plan, as amended;
5. to consider and, if deemed advisable, pass an ordinary resolution (the text of which is set out as Schedule "D" to the accompanying Management Information Circular) approving the Deferred Unit Plan for Trustees and Directors;
6. to consider and, if thought advisable, pass certain special resolutions (the texts of which are set out in Schedules "F", "G" and "H" to the accompanying Management Information Circular) authorizing certain amendments to the Trust's Amended and Restated Declaration of Trust dated as of August 3, 2006;
7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Unitholders and holders of Voting Certificates of record at the close of business on May 30, 2007 will be entitled to vote at the Meeting or at any adjournment thereof

A copy of the Trust's Management Information Circular and, depending upon the particular securities dealer or broker, bank, trust company or other intermediary through which the Units or Voting Certificates are held, either a form of proxy or a voting instruction form accompany this notice.

Unitholders and holders of Voting Certificates unable to attend the Meeting in person are requested to complete and return either the accompanying (a) form of proxy in the enclosed return envelope to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting or any adjournment thereof or (b) voting instruction form in accordance with the directions printed on the form.

By order of the Trustees,

P. McMullan

Paula A. McMullan
Secretary

Toronto, Ontario
May 25, 2007

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Legacy Hotels Real Estate Investment Trust (the "Trust") to be used at the annual and special meeting (the "Meeting") of holders of units of the Trust ("Units") and voting certificates of the Trust ("Voting Certificates") to be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Friday, June 29, 2007 and at any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting. The information contained herein is given as of May 25, 2007 and is in Canadian dollars unless otherwise indicated.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by agents of the Trust. The cost of solicitation will be borne by the Trust. The Trust will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to beneficial owners of Units or Voting Certificates and requesting authority to execute proxies.

VOTING BY BENEFICIAL UNITHOLDERS

The information set forth in this section is of particular importance to the beneficial holders of Units ("Beneficial Unitholders") as the Trust's electronic book-based registration system does not permit Unitholders to hold Units in their own name. Under this system, all Units are registered with the CDS Clearing and Depository Services Inc. ("CDS", an entity which acts as a clearing agent for its participants (each a "CDS Participant") which include banks, trust companies, securities dealers or brokers and trustees of or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans). Units registered in the name of CDS (or its affiliate) and held by a Beneficial Unitholder through a CDS Participant can only be voted (for or against or withheld from voting on resolutions) upon instructions of the Beneficial Unitholder.

In addition to the Notice of Annual and Special Meeting accompanying this Management Information Circular, each Beneficial Unitholder will also receive, depending on the particular CDS Participant through which such Beneficial Unitholder's Units are held, either:

(a) a voting instruction form which must be completed and returned by the Beneficial Unitholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(b) a form of proxy which has already been signed or stamped with a facsimile signature of the CDS Participant and which is restricted as to the number of Units beneficially owned by the Beneficial Unitholder. A Beneficial Unitholder who wishes to submit a form of proxy should properly complete the form of proxy and return it in accordance with the instructions provided. A Beneficial Unitholder is not required to sign the form of proxy.

Beneficial Unitholders who receive voting instruction forms, forms of proxy or other voting materials from a CDS Participant (or its agent) should complete and return such materials in accordance with the instructions accompanying the materials in order to properly vote their Units at the Meeting.

A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting, as the voting instruction form must be returned as directed in advance of the Meeting in order to have the Units voted. Although Beneficial Unitholders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of CDS (the registered Unitholder), a Beneficial Unitholder may attend the Meeting as proxyholder for CDS and vote such Beneficial Unitholder's Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and vote such Beneficial Unitholder's Units as proxyholder for CDS should enter the Beneficial Unitholder's own name in the blank space on the first page of the form of proxy or in the appropriate space on the voting instruction form and return the same in advance of the Meeting in accordance with the instructions provided.

APPOINTMENT OF PROXIES

The persons named in the form of proxy or voting instruction form accompanying this Management Information Circular are Trustees of the Trust and will represent Unitholders and Voting Certificate holders at the Meeting. A Unitholder or Voting Certificate holder may appoint another person (who need not be a Unitholder or a Voting Certificate holder) to represent such Unitholder or Voting Certificate holder at the Meeting by striking out the names of the persons named and inserting the name of the person to be appointed in the blank space provided or by completing another proper form of proxy. In either case, in order to be effective, the completed form of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof, or the completed voting instruction form must be returned in accordance with the instructions printed on the form.

REVOCATION OF PROXIES

Proxies given by Unitholders or holders of Voting Certificates for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Unitholder or by the Voting Certificate holder or by his or her attorney authorized in writing or, if the Unitholder or Voting Certificate holder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and returned to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof.

Beneficial Unitholders who wish to revoke proxies should follow the revocation instructions set forth on the voting instruction forms or forms of proxy provided to them.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

On any ballot that may be called for, the Units or Voting Certificates represented by properly executed proxies in favour of the persons named in the printed portion of the enclosed form of proxy or voting instruction form will be voted for or withheld from voting as specified by the Unitholder or Voting Certificate holder.

You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as trustee. You may vote FOR or AGAINST on the other voting matters. If no choice is specified with respect to any matter to be acted upon at the Meeting, the Units or Voting Certificates represented by such proxy or voting instruction form will be voted FOR the election of each of the nominees for Independent Trustee and Executive Trustee named below, FOR the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust and authorizing the Trustees to fix their remuneration, FOR the ordinary resolution approving the Key Employee Long Term Incentive Plan, as amended, FOR the ordinary resolution approving the Deferred Unit Plan for Trustees and Directors and FOR each of the special resolutions (the text of which is set out in Schedules "F", "G" and "H") authorizing certain amendments to the Trust's Amended and Restated Declaration of Trust dated as of August 3, 2006.

The accompanying form of proxy or voting instruction form confers discretionary authority upon the persons named therein with respect to amendments, if any, to matters identified in the Notice of Annual and Special Meeting and with respect to other matters, if any, which may properly come before the Meeting. The Trustees of the Trust know of no such amendments or other matters to come before the Meeting.

VOTING OF SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Trust is an unincorporated closed-end trust governed by the laws of the Province of Alberta and created pursuant to the Amended and Restated Declaration of Trust, amended and restated as of August 3, 2006 (the "Declaration of Trust"). As at May 25, 2007, 116,038,060 Units and 4,900,000 Voting Certificates are outstanding.

Each Unit and each Voting Certificate entitles its holder to one vote at meetings of Unitholders and Voting Certificate holders. All Unitholders and Voting Certificate holders of record at 5:00 p.m. (Toronto time) on May 30, 2007, the record date established for determining the Unitholders and Voting Certificate holders entitled to receive notice of and vote at the Meeting, or any adjournment thereof, will be entitled to vote either in person or by proxy.

To the knowledge of the Trustees, as at May 25, 2007, no person beneficially owns or exercises control or direction over Units or Voting Certificates carrying more than 10% of the voting rights attached to all Units and Voting Certificates except the following: Fairmont Hotels & Resorts Inc. (which, together with its affiliates, is referred to in this Management Information Circular as "FHR") which holds 19,739,142 Units, representing approximately 17% of the outstanding Units, and 4,900,000 Voting Certificates, representing 100% of the outstanding Voting Certificates, which together account for approximately 20.4% of the total votes entitled to be voted at the Meeting; and Morgan Stanley Investment Management Inc., together with certain affiliated entities, which owns 11,760,669 Units representing 10.1% of the outstanding Units and 9.7% of the total votes entitled to be voted at the Meeting.

ELECTION OF TRUSTEES

The number of Trustees is currently nine. Pursuant to the Declaration of Trust, FHR is entitled to appoint a certain number of Trustees (the "Non-Independent Trustees") based upon, among other factors, the level of FHR's ownership interest in the Trust (see "Voting of Securities and Principal Holders Thereof"). Currently, FHR's appointees as Non-Independent Trustees are Messrs. William R. Fatt, John A. Carnella and Thomas W. Storey. The remaining Trustees are to be elected at each annual meeting of Unitholders and holders of Voting Certificates. Each Trustee will serve as a Trustee of the Trust until the next annual meeting of Unitholders and holders of Voting Certificates or until his or her successor is elected or appointed, subject to the provisions of the Declaration of Trust. FHR is not permitted to vote in the election of Trustees (as defined in the Declaration of Trust) so long as it is entitled to appoint Non-Independent Trustees.

The Independent Trustees and the Executive Trustee (as defined in the Declaration of Trust) are nominated by the Nominating Committee of the Board of Trustees (the "Nominating Committee") and only individuals who have been recommended unanimously by the Nominating Committee may be candidates for election as Independent Trustees or Executive Trustee. If any of the nominees is not available to act as a Trustee, a substitute may be nominated. The individuals proposed by the Nominating Committee for election as Independent Trustees are listed in the table which follows, as is the individual proposed for election as the Executive Trustee. These nominees, in the opinion of the Nominating Committee, are well-qualified to direct the Trust's activities for the ensuing year. Each nominee listed below has demonstrated the eligibility and willingness to serve as a Trustee. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy or voting instruction form will have the right to use their discretion in voting for a properly qualified substitute.

The following table provides the name and background information for each nominee for Independent Trustee, including present principal occupations during the past five years, positions held with the Trust and the date each such person was first elected as an Independent Trustee (if applicable):

Name and jurisdiction of residence; Date Elected as Trustee; Age; Ownership of Units	Principal Occupation and Employment
Richard M. Kelleher(2)(3)(4) Boston, Massachusetts, USA Trustee since April 29, 2005 Age: 58 Units beneficially owned or over which control or direction is exercised: Nil	**Richard M. Kelleher** has been Chairman and Chief Executive Officer of Pyramid Advisors LLC, a hotel management company and advisory firm specializing in acquiring, operating and rebranding hotels, since 1999. From 1997 to 1999, Mr. Kelleher was President and Chief Operating Officer of Promus Hotel Corporation and from 1993 to 1997, he was President and Chief Executive Officer of Doubletree Hotels Corporation. Mr. Kelleher is also Chairman of the Board of Trustees of the Trust.

Name and jurisdiction of residence; Date Elected as Trustee; Age; Ownership of Units	Principal Occupation and Employment
Richard L. Knowles(1)(4) Toronto, Ontario, Canada Trustee since April 28, 2006 Age: 57 Units beneficially owned or over which control or direction is exercised: 38,000(5)	**Richard L. Knowles** is a director and the President and Chief Executive Officer of Sceptre Investment Counsel Limited, which provides discretionary portfolio management services.
Robert E. Lord(1)(4) Toronto, Ontario, Canada Trustee since April 29, 2005 Age: 67 Units beneficially owned or over which control or direction is exercised: Nil	**Robert E. Lord** is a corporate director and is the President of Captaur Investments Limited, an investment holding company. From June 2000 to June 2002, Mr. Lord was the Chairman of the Canadian Institute of Chartered Accountants. From August 1993 to September 2000, he served as Vice Chairman, Professional Services at Ernst & Young LLP. He is also a director of Coretec Inc., Mackenzie Financial Corporation and Vaaldiam Resources Ltd. and is the Chairman of MTI Global Inc.
John J. O'Connor(2)(3)(4) Montreal, Quebec, Canada Trustee since October 23, 1997 Age: 65 Units beneficially owned or over which control or direction is exercised: 31,000(5)	**John J. O'Connor** is counsel to Ogilvy Renault LLP, a Canadian law firm. Previously, he was a senior partner and member of the Executive Committee of Ogilvy Renault where he practiced in the area of commercial law, principally real estate and banking law.
Jonathan I. Wener(1)(4) Montreal, Quebec, Canada Trustee since March 21, 2006 Age: 56 Units beneficially owned or over which control or direction is exercised: Nil	**Jonathan I. Wener** is Chairman, Chief Executive Officer and principal shareholder of Canderel Management Inc., a real estate company that provides comprehensive real estate development and property management services. He is also the Vice Chairman of the Board of Governors of Concordia University, a director of the Foundation for the Montreal Museum of Fine Arts and a director of Laurentian Bank of Canada.

The Declaration of Trust also provides that an Executive Trustee may be elected and the following individual is the nominee for election as the Executive Trustee:

Neil J. Labatte Toronto, Ontario, Canada Trustee since April 24, 2003 Age: 50 Units beneficially owned or over which control or direction is exercised: 187,186(5)	**Neil J. Labatte** is the President and Chief Executive Officer of the Trust, positions he has held since June 1999 and March 2003, respectively. He joined FHR in 1997 as Vice President, Acquisitions and, from October 2001 to January 2005, served as Senior Vice President, Real Estate of FHR. Mr. Labatte possesses over 20 years of experience within the real estate sector.

The following individuals are the Non-Independent Trustees to be appointed by FHR at the close of the Meeting:

John A. Carnella Toronto, Ontario, Canada Trustee since April 29, 2005 Age: 43 Units beneficially owned or over which control or direction is exercised: Nil	**John A. Carnella** was appointed Executive Vice President and Chief Financial Officer of FHR in March 2005. Prior to joining FHR, he served as Senior Vice President Finance and Treasurer of Host Marriott Corporation. Mr. Carnella joined Host Marriott in 1997 where he held Senior Vice President roles in both the Finance and Acquisitions departments.

Name and jurisdiction of residence; Date Elected as Trustee; Age; Ownership of Units	Principal Occupation and Employment
William R. Fatt(2)(3) . . . . Toronto, Ontario, Canada Trustee since September 11, 1997 Age: 56 Units beneficially owned or over which control or direction is exercised: 110,332(5)	**William R. Fatt** has been the Chief Executive Officer of FHR since October 1, 2001. Prior to October 1, 2001, Mr. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL"). In January 1998, he was appointed Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. (an affiliate of FHR). From 1990 to his appointment to Canadian Pacific Hotels & Resorts Inc., Mr. Fatt had been Chief Financial Officer of CPL. He served as Chief Executive Officer of the Trust from 1997 to 2003 and has served as Vice Chairman of the Trust since June 1999.
Thomas W. Storey . . . . Scottsdale, Arizona, USA Trustee since December 12, 2006 Age: 50 Units beneficially owned or over which control or direction is exercised: 25,000(5)	**Thomas W. Storey**, was appointed Executive Vice President, Development for FHR in 2004. Prior to that, from 2001 to 2004, he was Executive Vice-President, Development and Strategy for FHR. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations from 1998 until 2000 and Executive Vice President Marketing from 1997 to 1998. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels Corporation.

Notes:

(1) Member of Audit Committee.

(2) Member of Compensation, Compliance and Governance Committee.

(3) Member of Nominating Committee.

(4) Member of Special Committee formed in March, 2007 as described in the press release dated March 1, 2007.

(5) Includes vested Unit options which are immediately exercisable.

To the knowledge of the Trust, no Trustee or executive officer of the Trust is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period or more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

1. Mr. Lord was a director of a private company that went into receivership shortly after he resigned from the board in 2002.

Number of Board and Committee Meetings held during fiscal 2006:

Board or Committee	Number of Meetings
Board	10
Audit Committee	4
Compensation Compliance and Governance Committee	2
Nominating Committee	1
Total number of meetings held	17

Summary of Attendance of Trustees for Board and Committee Meetings held during fiscal 2006:

Trustee	Board Meetings Attended	Committee Meetings Attended(1)
Terence P. Badour(2)(8)	9 of 10	6(3)
John A. Carnella(2)	10 of 10	—
William R. Fatt	10 of 10	3 of 3
Richard M. Kelleher(4)	9 of 10	3 of 3
Richard L. Knowles(5)	7 of 7	3 of 3
Neil J. Labatte	10 of 10	7(6)
Robert E. Lord	9 of 10	4 of 4
John J. O'Connor	10 of 10	3 of 3
C. Wesley Scott(7)	3 of 3	2 of 2
Thomas W. Storey(2)(8)	—	—
Jonathan I. Wener(5)	8 of 9	3 of 3

Notes:

(1) Includes committee meetings attended by Trustee prior to becoming a Trustee and prior to appointment to the committee.

(2) Messrs. Badour, Carnella and Storey are not members of any committees of the Board of Trustees.

(3) Mr. Badour, as Executive Vice President and General Counsel to the Trust in 2006, was invited to attend many committee meetings.

(4) Mr. Kelleher resigned from the Audit Committee in April 2006.

(5) Messrs. Knowles and Wener were elected as Trustees in April 2006. Mr. Wener was appointed to the Board in March 2006.

(6) As President and Chief Executive Officer, Mr. Labatte is invited to attend many committee meetings.

(7) Mr. Scott was the Chairman of the Trust, a Trustee and a member of the Audit Committee and the Compensation, Compliance and Governance Committee until the annual and special meeting of Unitholders and Voting Certificate holders held in April 2006 at which he did not stand for re-election.

(8) Mr. Storey was appointed as a Non-Independent Trustee in December 2006, following the resignation of Mr. Badour from the Board of Trustees.

Remuneration of Trustees

Effective following the close of the Annual General Meeting in 2006, the annual remuneration for Trustees (excluding the Executive Trustee and Non-Independent Trustees that are officers or employees of FHR), was $25,000 plus $1,000 per meeting attended. The Chairman of the Board of Trustees, the Chairman of the Audit Committee and each Chairman of the other Committees of the Board of Trustees received an additional annual retainer of $20,000, $5,000 and $4,000, respectively.

Prior to the Annual General Meeting in 2006, each of the Independent Trustees received annual remuneration in the amount of $20,000 per year, plus $1,000 per meeting attended. The Chairman of the Board of Trustees received an additional $10,000 per year. The total compensation paid by the Trust to individuals acting as Independent Trustees for the fiscal year ended December 31, 2006 was $220,558. No fees were paid to the Non-Independent Trustees or the Executive Trustee.

The following chart shows the compensation paid to each Independent Trustee for services as a trustee of the Trust during the financial year ended December 31, 2006.

Trustee	Board Retainer ($)	Board / Committee Chair Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Total Compensation[1] ($)
Richard M. Kelleher	23,334	13,333	8,000	7,000	51,667
Richard L. Knowles	16,668	0	7,000	5,000	28,668
Robert E. Lord	23,334	3,333	7,000	9,000	42,667
John J. O'Connor	23,334	5,333	9,000	9,000	46,667
C. Wesley Scott	6,667	3,333	3,000	7,000	20,000
Jonathan I. Wener	18,889	0	7,000	5,000	30,889

Note:

(1) Table does not include any amounts paid as reimbursement for expenses.

Unit Ownership Guidelines for Trustees

The Trust has guidelines for its Independent Trustees, requiring Unit ownership proportionate to the individual's compensation. Newly appointed Independent Trustees are given five years from their date of election or appointment to hold Units with a minimum value equal to 200% of the individual's annual retainer. All existing Trustees were given five years from the introduction of the guidelines in February of 2006 to satisfy this requirement. This guideline supports the Trust's belief that Unit ownership by its Trustees further aligns the interests of the Unitholders and the Board of Trustees.

MANAGEMENT OF THE TRUST

Pursuant to an Advisory Agreement dated as of November 10, 1997 between the Trust and FHR, as amended, FHR provides or arranges for the provision of corporate services to the Trust, including legal, human resources, technology, financial accounting, treasury and administration and FHR provides advice on the real property investments and financial policies of the Trust, subject to the control and direction of the Trustees. FHR also presents investment opportunities to the Trust pursuant to a Strategic Alliance Agreement dated as of November 10, 1997, as amended, between the Trust, Legacy Hotels Corporation (a subsidiary of the Trust) and FHR. In addition, FHR provides advice and assistance on due diligence and the completion of transactions to the Trust. FHR charged a total of $8.9 million for services provided under the Advisory Agreement for the year ended December 31, 2006. For 2006, FHR agreed to offset $1.9 million of management costs paid directly by the Trust pursuant to the Advisory Agreement.

The Trust has also entered into hotel management agreements with FHR pursuant to which each of the Trust's 25 hotels are managed under one of three hotel management brands: Fairmont Hotels, Delta Hotels and Sheraton Hotels. Of these hotels, 12 are managed under the name and as part of the Fairmont Hotels collection of full service luxury hotels; 10 in Canada and two in the U.S. One hotel is managed by FHR under the Sheraton brand and 12 hotels are managed under the Delta Hotels brand. For the year ended December 31, 2006, FHR was paid aggregate management fees in the amount of $25.2 million pursuant to these hotel management agreements.

Prior to 2005, Mr. Labatte, the President and Chief Executive Officer of the Trust, was also the Senior Vice President, Real Estate of FHR. Effective January 1, 2005, Mr. Labatte resigned from all positions held with FHR.

The Trust's address is Toronto Dominion Centre, 100 Wellington Street West, Suite 2000, P.O. Box 129, Toronto, Ontario, M5K 1H1. FHR's address is Toronto Dominion Centre, 100 Wellington Street West, Suite 1600, P.O. Box 40, Toronto, Ontario, M5K 1B7.

As at December 31, 2006, the following individuals are the directors and executive officers of FHR:

Name	Jurisdiction of Residence	Office with FHR
Terence P. Badour	Toronto, Ontario, Canada	Executive Vice President, Law & Administration and Director
Chris J. Cahill	Toronto, Ontario, Canada	President, Chief Operating Officer and Director
John A. Carnella	Toronto, Ontario, Canada	Executive Vice President, Chief Financial Officer and Director
William R. Fatt	Toronto, Ontario, Canada	Chief Executive Officer
Michael F. Glennie	Toronto, Ontario, Canada	Executive Vice President, Real Estate
Jeffrey Senior	Toronto, Ontario, Canada	Executive Vice President, Marketing & Sales
Thomas W. Storey	Scottsdale, Arizona, USA	Executive Vice President, Development

REPORT ON EXECUTIVE COMPENSATION

The following is the report of the Compensation, Compliance and Governance Committee of the Board of Trustees (the "CCG Committee") on executive compensation.

General

The CCG Committee of the Board of Trustees is comprised of John J. O'Connor (Chair), William R. Fatt and Richard M. Kelleher. The CCG Committee is responsible for, among other matters, the review and determination of executive compensation and recommending to the Board of Trustees the compensation to be paid to executive officers of the Trust and major policy changes to the principles followed in compensating the executives of the Trust. In addition, the CCG Committee assesses the performance of the President and Chief Executive Officer and determines his compensation based on the attainment of objectives set by the Board of Trustees that are consistent with the Trust's strategic plan and that are reflected in the performance criteria of the Trust's incentive plans.

Advisors to the CCG Committee

The CCG Committee engaged Mercer Human Resource Consulting to advise with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive during the most recently completed fiscal year. This support has consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at CCG Committee meetings to present market analysis findings. Decisions made by the CCG Committee, however, are the responsibility of the CCG Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Principles of Executive Compensation

The compensation objective for the Trust's executives is that their total direct compensation be at a level which reflects the performance of the Trust, with the goal that this compensation be competitive so as to attract and retain the executives necessary to achieve the Trust's goals. The market value of each executive officer's position is assessed relative to other leading Canadian real estate investment trusts no less than annually to ensure that compensation policies and practices are achieved or adjusted on a timely basis. The total compensation for executives consists of a base salary, an annual bonus opportunity, long-term incentive plan-based compensation and benefits.

The relative mix of total direct compensation at target performance is as follows:

Incumbent	Base Salary	Annual bonus	Long-term incentive	Total Direct Compensation
Neil J. Labatte	38.5%	23%	38.5%	100%
Robert M. Putman	59.5%	21%	19.5%	100%

It is the Trust's intent that based on the performance of the Trust the target level of compensation is aimed to be at the median position in the market of other leading Canadian real estate investment trusts, adjusted for size and/or scope. The balance between risk and reward opportunity has been built into the Trust's compensation program through the bonus and long-term incentive programs such that future actual total direct compensation may vary from the market median according to actual Trust and individual performance.

Going forward, it is expected that the compensation for the Named Executive Officers will consist of base salary, bonus and long-term incentive grants of Restricted Units ("RUs") and/or Performance Units ("PUs").

Base Salary and other Short-Term Cash Compensation

The CCG Committee sets the base salaries of the Trust's executives following a review of market data and individual performance. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of the individual. In establishing the base salaries, the CCG Committee uses a benchmark of Canadian real estate investment trusts.

Legacy's Short-Term Incentive Plan ("STIP") provides an opportunity for participants to earn an annual cash award based on the achievement of performance objectives established by the CCG Committee. Award levels can double where exceptional performance is achieved. For 2006, the CCG Committee established targets for the financial criteria of Trust earnings before interest, taxes, depreciation and amortization and distributable income per unit. Each of these criteria has a weighting of 40% of the target award. The remaining 20% is based on individual performance. Achievement of performance against these criteria was measured by comparing actual results against targets established at the beginning of the year.

For fiscal 2006, the CCG Committee reviewed the satisfaction of both the financial criteria and individual performance objectives for the Trust's executives and recommended payments as follows (expressed as a percentage of base salary):

	STIP Incentive Opportunity	
Incumbent	Recommended Award for Target Performance Levels	Recommended Award for Actual Performance Levels
Neil J. Labatte	60%	83.3%
Robert M. Putman	35%	45.5%

Long-Term Unit-Based Compensation Programs

In addition to base salary and short-term bonus compensation, the Trust also seeks to reward and retain its senior executives over a longer term through unit-based compensation. This integral element of total direct compensation is designed to reward and retain participating executives over time through the achievement of performance targets in a manner which is aligned with the interests of unitholders.

For the 2006 fiscal year, the following long-term incentive opportunity applied (as a percentage of base salary):

	Long-Term Incentive Opportunity	
Incumbent	Recommended Award for Target Performance Levels	Recommended Award for Actual Performance Levels
Neil J. Labatte	100%	100%
Robert M. Putman	33%	33%

For 2006, under the Key Employee Long Term Incentive Plan (the "KELTIP"), 50% of the long-term incentive award was granted in RUs and 50% in PUs. The redemption date for these units is the last business day of the Trust in December 2008. In respect to the PUs, an executive will have the opportunity to earn on a pro rata basis 0% to 200% of the target PU grant depending on the Trust's Total Unitholder Return relative to a defined comparator group of Canadian real estate investment trusts.

If Unitholders pass an ordinary resolution at the Meeting approving the KELTIP, as amended and Canada Revenue Agency ("CRA") approval is obtained, RUs and PUs granted for 2006 will be subject to the terms of the KELTIP, as amended (see "Approval of the Key Employee Long Term Incentive Plan, As Amended").

The Trust also has a Unit Option Plan, which is intended to develop and align the interests of the officers and Trustees of the Trust and the officers and directors of the Trust's affiliates in the growth and development of the Trust and to provide a compensation mechanism for persons who provide a service to the Trust on an ongoing basis. During the year ended December 31, 2006, no options were granted under the Unit Option Plan.

Unit Ownership Guidelines for Executive Officers

The Trust has guidelines for its senior executive officers, requiring Unit ownership proportionate to the individual's compensation and position. Newly hired and promoted executives are given five years from their date of hire or appointment to hold Units with a minimum value determined as follows:

	Requirement
President and CEO	300% of annual base salary
CFO	150% of annual base salary

All existing senior executives were given five years from the introduction of the guidelines in 2005. These guidelines support the Trust's belief that Unit ownership by executives further aligns the interests of the Unitholders and the management team.

Chief Executive Officer Compensation

Mr. Labatte was appointed Chief Executive Officer of the Trust on March 7, 2003. As previously indicated, Mr. Labatte was also an officer of FHR until December 31, 2004. Mr. Labatte now devotes all of his time to Trust matters.

The Compensation of the President and Chief Executive Officer is determined in accordance with the same executive compensation policy that applies to all other executives. The Trust believes in tying compensation to an individual's performance and to that of the Trust as a whole. For the financial year ended December 31, 2006, the compensation for the President and Chief Executive Officer consisted of amounts paid as salary, bonus and long-term incentive grants. Mr. Labatte's salary was set at $420,000 for 2006. Mr. Labatte participates in the STIP and KELTIP with a target of 60% and 100%, respectively, of his base salary for the year. Mr. Labatte's participation in each of the STIP and KELTIP is subject to performance measures and levels consistent with those established for other senior executives of the Trust, with appropriate allowance for the position and responsibilities of the Chief Executive Officer.

Total Compensation of Chief Executive Officer

The following table shows total compensation for the Chief Executive Officer for the three most recently completed financial years, including the value of all bonuses, restricted units, performance units and pension plan awards for the year. For further details on compensation of the Chief Executive Officer, see "Remuneration of Management and Others".

		Cash		Equity			
	Year	Salary ($)	Bonus ($)	Restricted Units and Performance Units Value ($)	Total Direct Compensation ($)	Pension Service Cost[1] ($)	Total Compensation ($)
Neil J. Labatte President and Chief Executive Officer	2006	420,000	349,986	428,466	1,198,452	122,700	1,321,152
	2005	400,000	72,000	421,356	893,356	103,200	996,556
	2004	227,250[2]	—	179,501	406,751	91,600	498,351

Notes:

(1) Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the Trust's financial statements, in accordance with generally accepted accounting principles.

(2) During 2004, Mr. Labatte's services were allocated between the Trust and FHR on a 60/40 basis. Compensation disclosed represents the 60% of his salary applicable to his services as an officer to the Trust.

Presented by the CCG Committee:

John J. O'Connor (Chair)
William R Fatt
Richard M. Kelleher

REMUNERATION OF MANAGEMENT AND OTHERS

Compensation of Named Executive Officers

The following table sets forth all compensation paid in respect of Mr. Neil J. Labatte and Mr. Robert M. Putman who were, at December 31, 2006, the President and Chief Executive Officer of the Trust and the Vice President and Chief Financial Officer of the Trust, respectively (together, the "Named Executive Officers" or "NEOs").

Since FHR may provide executive management services to the Trust, under applicable securities laws, executive officers of FHR may be considered additional Named Executive Officers of the Trust. The Trust does not pay any portion of the compensation of such executive officers of FHR directly, but instead pays management and administration fees to FHR. The portion of compensation paid by FHR, to any individual officer or director of FHR who might be considered to be a Named Executive Officer of the Trust, that can be attributed to services rendered to the Trust, was less than $150,000 in fiscal 2006. For this purpose, the portion of compensation attributed to services rendered to the Trust was based upon an estimate of time that such executive officer of FHR spent during the year on behalf of the Trust matters compared to the time spent on FHR matters unrelated to the Trust.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation[4]		Long-term Compensation			All Other Compensation ($)
				Awards		Payouts	
		Salary ($)	Bonus[1] ($)	Securities Under Options & SARs Granted (#)	Units Subject to Resale Restrictions[5] ($)	LTIP Payouts ($)	
Neil J. Labatte President and Chief Executive Officer	2006 2005 2004	420,000 400,000 227,250[2]	349,986 72,000 —	— — —	428,466 421,356 179,501	131,882[6] — —	— — —
Robert M. Putman Vice President and Chief Financial Officer	2006 2005 2004	254,100 228,250 211,376	115,632 — 50,000[3]	— — 25,000	85,544 76,475 —	— — —	9,500 — —

Notes:

(1) Bonuses are earned in the year noted, but paid in Q1 of the following year.

(2) During 2004, Mr. Labatte's services were allocated between the Trust and FHR on a 60/40 basis. Compensation disclosed represents the 60% of his salary applicable to his services as an officer to the Trust.

(3) Represents an amount received by Mr. Putman as a signing bonus in January 2004.

(4) Perquisites and other personal benefits for 2004, 2005 and 2006 do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and are therefore not reported.

(5) This represents RUs and PUs granted under the Trust's KELTIP, with the value calculated on the basis of the closing market price of the Units on the Toronto Stock Exchange on the date of grant. Under the KELTIP, the CCG Committee may grant RUs or PUs, or any combination of them, to employees of the Trust. RUs are subject to such vesting or other conditions as the CCG Committee may determine. PUs are subject to such conditions and also to such performance criteria or multipliers as the CCG Committee may determine. An employee who remains an employee of the Trust until the redemption date established by the CCG Committee is entitled to receive, in respect of RUs, a redemption value reflecting the average closing price of the Units on the Toronto Stock Exchange for the preceding 20 trading days, and, in respect of PUs, such price multiplied by the performance criteria or multiplier established by the CCG Committee. The performance multiplier is set between 0 and 2, depending on the Trust's Unitholder return performance to the redemption date in relation to that of a comparator group representing Canadian public owners. Distributions are credited on the RUs and PUs if ordinary course cash distributions are paid on the Units. For 2006, unit value is based on the average closing price per unit of a board lot of units on the TSX for the preceding twenty trading days (the "TSX Close") on the grant date of January 3, 2006. Aggregate # and value of share units for each NEO are: Labatte (52,898 and $428,466) and Putman (10,562 and $85,544). For 2005, unit value is based on the TSX Close on the grant date of January 4, 2005. Aggregate # and value of share units for each NEO are: Labatte (57,720 and $421,356) and Putman (10,476 and $76,475). For 2004, unit value is based on the TSX Close on the grant date of January 2, 2004. Aggregate # and value of share units are: Labatte (25,070 and $179,501). If Unitholders pass an ordinary resolution at the Meeting approving the KELTIP, as amended and CRA approval is obtained, RUs and PUs granted for 2006 will be subject to the terms of the KELTIP, as amended (see "Approval of the Key Employee Long Term Incentive Plan, As Amended").

(6) Represents the payout for Mr. Labatte's 2004 KELTIP Grant, as described in Note 5. Unit value is based on the TSX Close on December 29, 2006. A multiplier of zero was applied to the PUs.

LTIP Awards During 2006

The following table summarizes, for each of the Named Executive Officers, LTIP awards during 2006:

Name	Securities, Units or Other Rights[1]	Performance of Other Period Until Maturation or Payout
Neil J. Labatte President and Chief Executive Officer	52,898	3 years
Robert M. Putman Vice President and Chief Financial Officer	10,562	3 years

Note:

(1) Represents RUs and PUs granted under the KELTIP. If Unitholders pass an ordinary resolution at the Meeting approving the KELTIP, as amended and CRA approval is obtained, RUs and PUs granted for 2006 will be subject to the terms of the KELTIP, as amended (see "Approval of the Key Employee Long Term Incentive Plan, As Amended").

Aggregated Option Exercises During 2006 and Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, the aggregated option and SAR exercises during 2006 and the option and SAR values at December 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-money Options at Financial Year-End Exercisable/Unexercisable ($)
Neil J. Labatte President and Chief Executive Officer	—	—	120,000/—	131,950/—
Robert M. Putman Vice President and Chief Financial Officer	—	—	10,000/15,000	23,000/34,500

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets out information regarding compensation plans of the Trust under which equity securities of the Trust are authorized for issuance as of December 31, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	4,282,224	$9.45	1,347,225
Total	4,282,224	$9.45	1,347,225

The numbers shown in the foregoing table relate to the Unit Option Plan. See "Unit Option Plan" for narrative description of material features of the plan. Under applicable stock exchange rules, security holder approval was not required because the Unit Option Plan was adopted prior to the Trust becoming a reporting issuer.

The numbers shown in the foregoing table do not reflect PUs, RUs or deferred units that may be issued under the KELTIP, as amended, if approved at the Meeting and CRA approval is obtained or deferred units that may be issued under the Deferred Unit Plan for Trustees and Directors (the "DU Plan"), if approved at the Meeting.

Pension Plans and Retirement Benefits

The following table shows the aggregate annual pension payable under the Basic Plan and the Supplemental Plan to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2006.

PENSION PLAN TABLE

Remuneration ($)	Years of Service				
	15	20	25	30	35
200,000	100,000	112,000	120,000	126,000	130,000
300,000	155,000	172,000	185,000	194,000	200,000
400,000	211,000	233,000	250,000	262,000	270,000
500,000	266,000	294,000	315,000	330,000	340,000
600,000	321,000	355,000	380,000	398,000	410,000

During the financial year ended December 31, 2006, Mr. Labatte continued to participate in the contributory defined benefit Legacy Hotels Pension Plan (the "Basic Plan") and the non-contributory Legacy Hotels Supplemental Plan (the "Supplemental Plan"). Under the Basic Plan, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or the final 60 months of pensionable earnings (base salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or the final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or a rate determined in accordance with the actuarial principles set out in the Basic Plan. Under the Basic Plan, the pension is limited to the maximum under the *Income Tax Act* (Canada). The Supplemental Plan provides pension benefits in excess of the maximum provided under the Basic Plan. Under this plan, short-term incentive plan awards (i.e., annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual's target award level at retirement). The Supplemental Plan provides additional benefits for certain executives who join the Basic Plan in mid-career.

The respective years of credited service for pension plan purposes as of December 31, 2006 and at age 65 for Mr. Labatte are 9 and 24, respectively.

Agreements

Mr. Labatte is entitled to receive severance benefits pursuant to the terms of a Change in Control Agreement with the Trust if within two years subsequent to a change in control of the Trust, or a change in control of FHR during such time as FHR owns securities of the Trust entitling it to more than 15% of the votes entitled to be voted at a meeting of Unitholders and Voting Certificate holders, his employment is terminated by the Trust without cause or by him for defined reasons such as a change in duties, reduced salary and benefits or relocation or failure by a successor to assume the obligations of the Change in Control Agreement. In those circumstances, he would be entitled to receive: a lump sum equal to base salary for a 24 month severance period; lump sum amounts in respect of the short and long-term incentive plans; immediate vesting of outstanding options under the Unit Option Plan, exercisable for 90 days; continued insurance, automobile and financial counselling benefits during the severance period; career counselling services; relocation, mortgage and home disposal assistance if he had been required to relocate not less than 75 miles and requests a return; lump sum amounts in respect of annual medical examination, club membership and professional organization fees during the severance period; a lump sum in respect of pension benefits and retirement arrangements; and reasonable legal expenses as a result of his termination. He is not required to mitigate the amount of any payment, nor is it to be reduced by any other compensation earned by him. There was a change of control of FHR on May 11, 2006.

Mr. Putman is entitled to receive severance benefits pursuant to the terms of a Change in Control Agreement with the Trust if within two years subsequent to a change in control of the Trust, his employment is terminated by the Trust without cause or by him for defined reasons such as a change in duties, reduced salary and benefits, relocation or failure by a successor to assume the obligations of the Change in Control Agreement. In those circumstances, he would be entitled to receive: a lump sum equal to base salary for a 12 month severance period; lump sum amounts in respect of the short and long-term incentive plans; immediate vesting of outstanding options under the Unit Option Plan, exercisable for 90 days; continued insurance, automobile and financial counselling benefits during the severance period; career counselling services; relocation, mortgage and home disposal assistance if he had been required to relocate not less than 75 miles and requests a return; lump sum amounts in respect of annual medical examination, club membership and professional organization fees during the severance period; a lump sum in respect of pension benefits and retirement arrangements; and reasonable legal expenses as a result of his termination. He is not required to mitigate the amount of any payment, nor is it to be reduced by any other compensation earned by him.

Unit Option Plan

The Unit option plan of the Trust (the "Unit Option Plan") is intended to develop and align the interests of the officers and Trustees of the Trust and the officers and directors of the Trust's affiliates (including FHR) in the growth and development of the Trust and to provide a compensation mechanism for persons who provide a service to the Trust on an ongoing basis. The options are exercisable at not less than the market price of the Units at the date of grant and expire after ten years.

The aggregate number of Units reserved for issuance to any one person is 5% of the total number of Units then outstanding. The maximum number of Units which may be issued to insiders under outstanding options within any one year period and issuable to insiders at any time is 10% of the total number of outstanding Units. The maximum number of Units which may be issued to any one insider and such insider's associates (as defined for this purpose under Toronto Stock Exchange requirements) under outstanding options within any one year period is 5% of the total number of outstanding Units.

Unless otherwise determined by the Board, any options granted are subject to a three year staggered vesting period with one third of the options within a grant vesting after each of the first three years. Notwithstanding the foregoing, the Board may for any reason and at any time determine to vest immediately all or any portion of all or any options which have been granted. Options are not assignable, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of an eligible participant.

If an eligible participant ceases to be eligible for the Unit Option Plan for any reason, then (i) all the participant's outstanding unvested options shall terminate, except for in circumstances involving the death, retirement or long-term disability of a participant, in which case all such participant's options that would have vested within the subsequent one year period will be deemed to have vested, and (ii) the participant shall have the right to exercise part or all of the participant's outstanding vested options within one year, at most, in the case of death, retirement or long-term disability of the participant and within 90 days, at most, in all other instances. Upon a change of control of the Trust, all outstanding options will immediately vest and each participant will have 90 days, at most, to exercise the options.

The Board may amend the Unit Option Plan from time to time provided that no amendment may change the manner of determining the exercise price of options or increase the maximum number of Units reserved for issuance, and no amendment may adversely impair, alter or amend any option previously granted to a participant without the participant's written consent.

As disclosed in the Trust's prospectus dated October 29, 1997 for the initial public offering of Units, 50% of the 5,924,449 Units reserved for issuance under the Unit Option Plan was allocated for a grant to FHR. On December 17, 1999, the Trust issued a grant of options for 2,962,224 Units, being 50% of the Units available under the Unit Option Plan to FHR. These options expire on November 10, 2007, are immediately vested and are exercisable at the price of $9.80 per Unit, being the market price of the Units on November 10, 1997. Currently 4,077,224 options are outstanding under the Unit Option Plan.

During the year ended December 31, 2006, no options were granted under the Unit Option Plan.

Key Employee Long Term Incentive Plan

As noted under "Approval of the Key Employee Long Term Incentive Plan, As Amended", Unitholders will consider and, if deemed advisable, pass an ordinary resolution at the Meeting approving the KELTIP, as amended.

Deferred Unit Plan for Trustees and Directors

As noted under "Approval of the Deferred Unit Plan for Trustees and Directors", Unitholders will consider and, if deemed advisable, pass an ordinary resolution at the Meeting approving the DU Plan.

Unit Price Appreciation Plan

The Trust has established a Unit Price Appreciation Plan ("UPAP") to provide a cash bonus payment to certain key employees of the Trust if there were a control transaction, including a business combination with another entity, acquisition of a majority of the voting securities of the Trust, or acquisition of substantially all its assets. Neil Labatte and Robert Putman have been designated as participants, with specified bonus percentages of 100% and 33⅓% respectively. Payment would be made six months following a control transaction provided that the participant continues his employment by the Trust. Bonus calculations would be based on the trading price of the Units and would range between $400,000 and in excess of $5 million for each participant, subject to application of the bonus percentages and minimum trading price of the Units.

PERFORMANCE GRAPH

Comparison of Cumulative Total Return for Period (December 31, 2001 to December 31, 2006)


$300
$250
$200
$150
$100
$50
$0
Investment Value
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Legacy Hotels REIT
S&P/TSX Total Return REIT Index
S&P/TSX Composite Total Return Index

Note: Based on $100 invested on December 31, 2001. Assumes distributions are re-invested in Units on the day of distribution.

TRUSTEES', DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Trust carries on its own behalf, and on behalf of its subsidiaries, a Trustees', directors' and officers' liability insurance policy. This policy has an aggregate coverage limit of $25,000,000 in each policy year, subject to a deductible of $500,000 in cases where a Trustee, director or officer is reimbursed by the Trust or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by the Trust in 2006 in respect of its Trustees/directors as a group and its officers as a group was $120,937 and $94,063, respectively. The aggregate amount of the premium paid by the Trustees/directors and officers of the Trust in respect of the 2006 was approximately $450 and $150, respectively.

APPOINTMENT OF AUDITORS

The Trustees recommend that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as the Trust's auditors to hold office until the close of the next annual and special meeting of Unitholders and Voting Certificate holders and that the Trustees be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Trust since its inception on November 10, 1997. **The appointment of auditors shall be decided by a simple majority of votes cast by Unitholders and Voting Certificate holders at the Meeting. As noted above, the persons named in the enclosed form of proxy or voting instruction form shall vote the Units and Voting Certificates represented thereby in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust to hold office until the close of the next annual meeting of Unitholders and authorizing the Trustees to fix their remuneration.**

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Trust's financial statements and other services for the fiscal years ended December 31 were as follows:

Type of Work	2006	2005
Audit fees	$587,000	$544,000
Audit related fees	$ 60,000	$ 55,000
Non-audit fees	$134,000	$ 85,872
Total Fees	$781,000	$684,872

Audit fees include the audit of the Trust's annual financial statements and a review of the Trust's first three quarterly financial statements in 2006. Audit related fees include accounting projects, transaction services and special reports. Non-audit fees include tax and translation services.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

APPROVAL OF THE KEY EMPLOYEE LONG TERM INCENTIVE PLAN, AS AMENDED

At the Meeting, Unitholders and holders of Voting Certificates will be asked to consider and, if deemed advisable, to pass a resolution (the "KELTIP Resolution"), attached hereto as Schedule "B", approving the KELTIP, as amended (the "Amended KELTIP"). The primary purpose of the proposed amendments is to permit eligible participants who have been awarded restricted units and/or performance units under the KELTIP to convert such units into deferred units. Such deferred units will be settled through the issuance of Units or, at the eligible participant's discretion, for the cash value thereof, following the earlier of the eligible participant's cessation of employment with the Trust and its subsidiaries and change in control of the Trust. The principal terms of the Amended KELTIP are as follows:

- Employees of the Trust and each entity (including a limited partnership) in which the Trust holds, directly or indirectly, a majority voting interest, including, without limitation, Legacy Hotels Corporation will be eligible to participate in the Amended KELTIP.
- The Amended KELTIP authorizes the granting of Restricted Units ("RUs") and Performance Units ("PUs", and together with RUs, "Bonus Units") to eligible participants.

- RUs will be subject to such vesting or other conditions as the Trust may determine in respect of each grant of RUs. PUs will be subject to such vesting or other conditions, and to such performance criteria or multipliers, as the Trust may determine in respect of each grant of PUs.
- Upon granting of a Bonus Unit, the Trust will also establish the redemption date for the Bonus Units, which such date will be no later than the end of the year that is three years following the date of grant (the "Bonus Unit Redemption Date"). Except upon the death of an eligible participant or the occurrence of a change of control of the Trust, Bonus Units will be redeemed on the Bonus Unit Redemption Date, subject to satisfaction of any and all vesting conditions. Upon the death of an eligible participant or the occurrence of a change of control, Bonus Units are redeemed within thirty (30) days following the date of death or the occurrence of the change of control, unless otherwise determined by the Committee at the time of grant.
- Eligible participants will be entitled to receive additional PUs or RUs, as the case may be, for distributions that would have been paid in respect of Units, as if the participants' PUs or RUs, as the case may be, had already been redeemed for such Units. The quantity of additional PUs or RUs, as the case may be, to be granted will be calculated based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of payment of the distribution.
- Upon redemption of Bonus Units, an eligible participant will be entitled to receive cash, less applicable withholding taxes, equal to the number of Bonus Units redeemed multiplied by the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the Bonus Unit Redemption Date, and in the case of PUs, further multiplied by any performance criteria or multiplier established in the discretion of the Trust for such PUs at the time of granting.
- Upon the death, retirement or disability of an eligible participant or the occurrence of a change of control of the Trust, prior to the Bonus Unit Redemption Date for a grant of Bonus Units, the eligible participant, or the participant's beneficiary as the case may be, will be paid cash calculated as described above, except that, in the case of death and change of control, based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date prior to the date of death or the occurrence of the change of control, as applicable. In the case of death, retirement or disability, the calculated value shall be reduced to reflect the proportion of time from the date of grant to the Bonus Unit Redemption Date having been completed. In the case of the death of a participant or the occurrence of a change of control, no performance criteria or multiplier will be paid in respect of PUs.
- An eligible participant who resigns or whose employment with the Trust and its subsidiaries is terminated (with or without cause) prior to the Bonus Unit Redemption Date will immediately no longer participate in the Amended KELTIP and will immediately forfeit any right or entitlement to any Bonus Units.
- Eligible participants may convert Bonus Units into deferred units prior to the Bonus Unit Redemption Date ("Converted Units").
- Eligible participants will be entitled to receive additional Converted Units for distributions that would have been paid in respect of Units, as if the participants' Converted Units had already been redeemed for such Units. The quantity of additional Converted Units to be granted will be calculated based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of payment of the distribution.
- If an eligible participant ceases to be employed by the Trust and its subsidiaries, for whatever reason, the participant's Converted Units will be redeemed prior to December 15 of the first subsequent calendar year, for an equal quantity of Units, or, if the eligible participant so elects, the cash value thereof, less applicable withholding taxes, as calculated based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of payment.
- Upon the occurrence of a change of control of the Trust, all Converted Units will be redeemed for an equal quantity of Units, or, if the eligible participant so elects, the cash value thereof, less applicable withholding taxes, as calculated based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of payment.

- The Trust may also require a participant to redeem Converted Units, so long as at least three years have passed since the grant of such Converted Units.
- The maximum number of Units issuable under the Amended KELTIP is 3,000,000, which represents approximately 2.6% of the number of outstanding Units as at the date of this management information circular.
- The maximum number of Units which may be issued to insiders under outstanding Converted Units (as defined for this purpose under Toronto Stock Exchange requirements) within any one year period and issuable to insiders at any time under the Amended KELTIP and all other security based compensation arrangements (as defined for this purpose under Toronto Stock Exchange requirements) is 10% of the total number of outstanding Units.
- The maximum number of Units issuable to any one eligible participant under outstanding Converted Units is 5% of the total number of outstanding Units.
- Any amendment that increases the maximum number of Units issuable pursuant to the Amended KELTIP, extends the term of a Converted Unit issued to an insider, adds additional categories of eligible participants, increases or deletes the limitations on the number of Units issuable to insiders or any single eligible participant, expands the rights to assign any Bonus Units or Converted Units, or amends the Amended KELTIP to provide for other types of compensation through the issue of Units, will require the approval of holders of Units representing not less than 50% of the aggregate number of Units represented at a meeting of Unitholders. Pursuant to the rules of the Toronto Stock Exchange certain amendments to the Amended KELTIP or incentives granted pursuant to the Amended KELTIP may require a vote by Unitholders excluding those Unitholders entitled to receive a benefit under the Amended KELTIP.
- The Trustees of the Trust may make any other amendments and may suspend or terminate the Amended KELTIP without the approval of Unitholders.
- Any amendments to the Amended KELTIP that alter or impair any rights already accrued by an eligible participant require the consent of the affected participant.
- The assignment or transfer of any benefits under the Amended KELTIP will not be permitted, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of an eligible participant, by will or by the laws of succession and distribution.

Presently, there are 207,458 Bonus Units outstanding under the existing KELTIP which upon approval of the Amended KELTIP would become eligible to be converted into Converted Units.

The Board of Trustees has determined it is advisable to adopt the Amended KELTIP as it believes that it will assist and encourage senior officers and key employees of the Trust to work toward and participate in the long-term growth and development of the Trust, while promoting a greater alignment of interests between such employees and the Unitholders, and accordingly is in the best interests of the Trust's Unitholders.

The text of the resolution to be considered by Unitholders and holders of Voting Certificates is attached to this Management Information Circular as Schedule "B", and a copy of the Amended KELTIP is attached as Schedule "C". In order to become effective, Toronto Stock Exchange rules require that the KELTIP Resolution must be approved by a majority of the votes cast by the holders of Units and Voting Certificates present or represented by proxy at the Meeting.

The Amended KELTIP has been submitted to the Canada Revenue Agency for an advance tax ruling (a "CRA Ruling"). The Amended KELTIP will become effective when the CRA Ruling is obtained. If a favourable CRA Ruling is not obtained, the existing KELTIP will continue unamended.

The Board of Trustees recommends a vote **FOR** the Amended KELTIP. In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote **FOR** the Amended KELTIP.

APPROVAL OF THE DEFERRED UNIT PLAN FOR TRUSTEES AND DIRECTORS

At the Meeting, Unitholders and holders of Voting Certificates will be asked to consider and, if deemed advisable, to pass a resolution (the "DU Plan Resolution"), attached hereto as Schedule "D", approving the Deferred Unit Plan for Trustee and Directors (the "DU Plan"). The principal terms of the DU Plan are as follows:

- Trustees of the Trust (other than the Executive Trustee) and Directors of Legacy Hotels Corporation, who are not employees of the Trust or of its subsidiaries or affiliates, will be eligible to participate in the DU Plan.
- Each eligible participant may elect quarterly to receive all or a portion of his or her annual fees in the form of Deferred Units.
- The number of Deferred Units to be credited to an eligible participant each quarter will be determined based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the last trading day of each quarter.
- Eligible participants will be entitled to receive additional Deferred Units for distributions that would have been paid in respect of Units, as if the participants' Deferred Units had already been redeemed for such Units. The quantity of additional Deferred Units to be granted will be calculated based on the closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the time of payment of the distribution.
- An eligible participant who becomes an employee of the Trust or of its subsidiaries or affiliates will no longer be eligible to receive Deferred Units under the DU Plan, however, Deferred Units already granted to such eligible participant will not be redeemed or terminate, so long as the eligible participant remains a Trustee of the Trust and Director of Legacy Hotels Corporation.
- If an eligible participant ceases to be a Trustee of the Trust or Director of Legacy Hotels Corporation, for whatever reason, the participant's Deferred Units will be redeemed prior to December 15 of the first subsequent calendar year, for an equal quantity of Units, or, if the eligible participant so elects, the cash value thereof, less applicable withholding taxes, as calculated based on the average closing price per Unit on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of payment.
- The maximum number of Units issuable under the DU Plan is 500,000 which represents approximately 0.4% of the number of outstanding Units as at the date of this management information circular.
- The maximum number of Units which may be issued to insiders (as defined for this purpose under Toronto Stock Exchange requirements) within any one year period and issuable to insiders at any time under the DU Plan and all other security based compensation arrangements (as defined for this purpose under Toronto Stock Exchange requirements) is 10% of the total number of outstanding Units.
- The maximum number of Units issuable to any one eligible participant under outstanding Deferred Units is 5% of the total number of outstanding Units.
- Any amendment that increases the maximum number of Units issuable pursuant to the DU Plan, extends the term of a Deferred Unit issued to an insider, adds additional categories of eligible participants, increases or deletes the limitations on the number of Units issuable to insiders or any single eligible participant, expands the rights to assign any Deferred Units, or amends the DU Plan to provide for other types of compensation through the issue of Units, will require the approval of holders of Units representing not less than 50% of the aggregate number of Units represented at a meeting of Unitholders. Pursuant to the rules of the Toronto Stock Exchange certain amendments to the DU Plan or Deferred Units granted pursuant to the DU Plan may require a vote by Unitholders excluding those insiders who may require a benefit under the DU Plan.
- The Trustees of the Trust may make any other amendments and may suspend or terminate the DU Plan without the approval of Unitholders.

- Any amendments to the DU Plan that alter or impair any rights already accrued by an eligible participant require the consent of the affected participant.
- The assignment or transfer of any benefits under the DU Plan will not be permitted, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of an eligible participant, by will or by the laws of succession and distribution.

The Board of Trustees has determined it is advisable to adopt the DU Plan as it believes that it will further the Trust's ability to attract, motivate and retain key personnel given the competitive market for individuals with superior talent and experience in which the Trust operates, and accordingly is in the best interests of the Trust's Unitholders.

The text of the resolution to be considered by Unitholders and holders of Voting Certificates is attached to this Management Information Circular as Schedule "D", and a copy of the DU Plan is attached as Schedule "H". In order to become effective, Toronto Stock Exchange rules require that the DU Plan Resolution must be approved by a majority of the votes cast by the holders of Units and Voting Certificates present or represented by proxy at the Meeting.

The Board of Trustees recommends a vote **FOR** the adoption of the DU Plan. In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote **FOR** the DU Plan.

APPROVAL OF AMENDMENTS TO THE DECLARATION OF TRUST

The Trustees are of the opinion that certain amendments to the Declaration of Trust are advisable. Set forth below are various amendments that the Trustees are proposing.

A. Requirement for Approval

Under the terms of the Declaration of Trust and of the Voting Certificates, the Trust is required to obtain the approval of Unitholders and the holders of Voting Certificates for the amendments to the Declaration of Trust described in this Management Proxy Circular by resolutions passed by not less than 66⅔% of the votes of holders of the Units and the holders of Voting Certificates represented at the Meeting. The Declaration of Trust provides that for the purpose of any provision of the Declaration of Trust or any material contract entitling holders of outstanding securities to vote or take any other action, securities owned by the Advisor or any affiliate shall be disregarded.

B. Recommendation of Trustees

The Trustees have determined that the amendments proposed to the Declaration of Trust are in the best interests of the Trust, the Unitholders and the holders of Voting Certificates. The Trustees recommend that Unitholders and holders of Voting Certificates vote in favour of each of the resolutions relating to each of the amendments, the full texts of which are set out in the Schedules "F", "G" and "H" to this Management Information Circular.

1. Open-Ended Trust

The Trust is currently, and must remain, a real estate investment trust established for the purpose of qualifying as a 'unit trust' and 'mutual fund trust', as those terms are defined under the *Income Tax Act* (Canada).

A real estate investment trust qualifies as a 'unit trust' and 'mutual fund trust' if it restricts its activities to the making of passive investments, such as the ownership of Canadian real property, and satisfies either of the following two conditions:

(1) (a) at least 80% of the Trust's assets must consist of shares, cash or bonds, debentures, mortgages, notes or other similar obligations, marketable securities or Canadian real estate; (b) not less than 95% of its income (computed without regard to any distributions) for the year must be derived from, or from the disposition of, investments described in (a); and (c) not more than 10% of the Trust's assets may consist of shares, bonds or securities of any one corporation or debtor; or

(2) holders of trust units must possess a right of redemption with respect to those units, meaning that holders of trust units must be entitled to require the trust to accept, on demand, the surrender of the units at prices determined and payable in accordance with conditions attached to the units.

The Trust is currently 'close-ended' as it complies with condition (1) described above. Compliance with condition (1) makes the Trust subject to the investment restrictions contemplated thereunder and generally requires that the Trust operate through numerous subsidiary corporations and other entities which has resulted in significant internal administrative burdens and associated costs.

The Trust would become 'open-ended' upon allowing the redemption rights contemplated by condition (2) described above and as a result would no longer be subject to the investment restrictions under the *Income Tax Act* (Canada) in condition (1) described above.

The Trustees believe that not subjecting the Trust to the investment restrictions under the *Income Tax Act* (Canada) in condition (1) described above by converting the Trust from 'close-ended' to 'open-ended' will enable the Trust to expand its current investment strategies, consolidate its holdings in subsidiary operating entities, achieve operational cost savings, have greater flexibility to more actively pursue value enhancing opportunities and substantially reduce the investment restrictions applicable under the *Income Tax Act* (Canada). The conversion would also be consistent with recent trends in the industry.

Converting the Trust from 'close-ended' to 'open-ended' requires certain amendments to the Trust's Declaration of Trust. The Declaration of Trust would be amended to permit the redemption of Units on demand. A Unitholder tendering Units for redemption would surrender all of the rights attaching to those Units and would be entitled to receive a price per unit as determined by a market formula. The redemption price payable to the Unitholder by the Trust would be satisfied by way of a cash payment or, in certain circumstances, including where such payment would cause a monthly aggregate cap of $50,000 for all Units tendered in such month to be exceeded, by way of a proportionate distribution of subordinated promissory notes of the Trust or a subsidiary entity of the Trust.

As with most other 'open-ended' trusts, it is anticipated that trading on the Toronto Stock Exchange and not the right of redemption would continue to be the primary mechanism for Unitholders to dispose of their Units. Any securities or other property of the Trust that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for such securities or other property. Any securities so distributed may be subject to resale restrictions under applicable securities laws. Future investments or acquisitions permitted by the conversion to "open-end" status may result in dividend, interest or other forms of payments to the Trust and, in turn, distributions to Unitholders that may be wholly or in part taxable and could have tax implications under the proposed tax amendments relating to the taxation of "specified investment flow-throughs" or "SIFTs". In approving any future investment or acquisition, the Trustees would be required to consider the impact that such investments or acquisitions would have on anticipated after-tax distributions to Unitholders.

A redemption of Units in consideration for cash or other assets of or issued by the Trust, as the case may be, will be a disposition of such Units for proceeds of disposition equal to such cash or the value of such other assets, as the case may be. Unitholders exercising the right of redemption will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Units so remitted for redemption. The Trustees have discretion to allocate to a redeeming Unitholder any capital gains or income realized by the Trust as a result of the redemption. The interest earned by a Unitholder on promissory notes received on an *in specie* redemption will be taxed differently from distributions on Units.

The full text of the amendments to be made to the Declaration of Trust in this regard is included in the resolution set forth in Schedule "F".

2. Distribution of Capital Gains and Recapture Income

The Declaration of Trust currently requires the Trustees to distribute at the end of each year all the net realized capital gains and net recapture income of the Trust. The Declaration of Trust would be amended so that the Trustees will be required to distribute only the amount of capital gains and net recapture income necessary to avoid tax liability at the level of the Trust. This reflects current practice with real estate investments trusts. This change will improve the Trust's flexibility with respect to capital allocation decisions.

The full text of the amendments to be made to the Declaration of Trust in this regard is included in the resolution set forth in Schedule "G".

3. Developments Projects

A number of provisions in the Declaration of Trust could limit the Trust's ability to undertake development projects. Amendments to the Declaration of Trust are being proposed so that the Trust may convert existing hotel facilities or acquire and develop other properties, acquire limited partnership interests and make various joint venture arrangements, including completion guarantees and performance bond indemnities. This change would allow the Trust as a whole to structure its operations in the most advantageous manner and enable the Trust to undertake development projects which are expected to improve value to the Trust.

The full text of the amendments to be made to the Declaration of Trust in this regard is included in the resolution set forth in Schedule "H".

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Trustees and senior management of the Trust consider good corporate governance to be central to the effective operation of the Trust. As part of the Trust's commitment to effective corporate governance, the Board of Trustees, with the assistance of the Compensation, Compliance and Governance Committee (the "CCG Committee"), monitors changes in legal requirements and best practices.

The Board of Trustees and the Trust devote significant attention and resources to ensuring that the Trust's system of corporate governance meets or exceeds applicable legal and stock exchange requirements. Of particular note, the Board of Trustees, together with the Trust, has adopted policies on board governance matters applicable to all Trustees, officers and employees of the Trust. With input from the relevant committees, the Board of Trustees has also adopted a charter (the "Charter").

Set out below is a description of certain corporate governance practices of the Trust, as required by National Instrument 58-101 — *Disclosure of Corporate Governance Practices*.

Board of Trustees

National Policy 58-201 — *Corporate Governance Guidelines* recommends that boards of trustees of reporting issuers be composed of a majority of independent trustees. In addition, the Declaration of Trust and Terms of Reference of the Committees of the Board of Trustees require that a majority of the members on each of the Board committees be Independent Trustees, except for the Audit Committee which is entirely composed of Independent Trustees and unrelated members. With five of nine Trustees considered independent, the Board of Trustees is composed of a majority of Independent Trustees. The five Independent Trustees are: Mr. Richard M. Kelleher, Mr. Richard L. Knowles, Mr. Robert E. Lord, Mr. John J. O'Connor and Mr. Jonathan I. Wener. Four trustees, the Non-Independent Trustees and the Executive Trustee, have material relationships with the Trust and are therefore not independent. Mr. John A. Carnella, Executive Vice President and Chief Financial Officer of FHR, Mr. William R. Fatt, Chief Executive Officer of FHR, Mr. Neil J. Labatte, President and Chief Executive Officer of the Trust and Mr. Thomas W. Storey, Executive Vice President, Development of FHR, are each considered to have a material relationship with the Trust.

The Trust has taken steps to ensure that adequate structures and processes are in place to permit the Board of Trustees to function independently of management. The Board meets without the President and Chief Executive Officer and the Non-Independent Trustees from time to time and at each meeting of the Board of

Trustees attended in person. During 2006, 9 such meetings were held. The Board also meets on a regular basis with the President and Chief Executive Officer, without other members of management present. The Chairman of the Board of Trustees is not a member of management of the Trust. In addition, and to ensure independence from management, Trustees who are not independent are requested to withdraw, where appropriate, from meetings of the Board of Trustees and, similarly, from any meetings of Board Committees to which they may be invited.

The Board of Trustees recognize the significant commitment involved in being a Trustee. Accordingly, the Trust's governance policies require Trustees to notify the Chairman of the Nominating Committee upon any change in their primary employment. The Nominating Committee is responsible for evaluating whether continued membership on the Board of Trustees is appropriate. Currently, the following Trustees serve on the boards of directors of other public companies as listed below.

Trustee	Public Company Board Membership
Robert E. Lord	Coretec Inc. Mackenzie Financial Corporation MTI Global Inc. Vaaldiam Resources Ltd.
Richard L. Knowles	Sceptre Investment Counsel Limited
Jonathan I. Wener	Laurentian Bank of Canada

Board Mandate

The Declaration of Trust provides that the Trustees have full, absolute and exclusive power, control and authority over the Trust's assets and over the affairs of the Trust and may do anything that in their sole judgment and discretion they consider necessary, incidental to or desirable for the purposes of the Trust or for conducting the affairs of the Trust. As discussed above, the Board of Trustees has adopted a Charter prescribing governance policies and procedures that include regular evaluations of the performance of the Board of Trustees and its Trustees, along with various policies on board governance matters, including position descriptions for the President and Chief Executive Officer of the Trust, the Chairman of the Board of Trustees and the Chairman of each of the Committees of the Board of Trustees. The full Board of Trustees is responsible for the overall stewardship of the Trust. The Board of Trustees discharges this responsibility by supervising the management of the Trust's business with a view to enhancing Unitholder value. It delegates to management the authority and responsibility for day-to-day affairs of the Trust.

As set out in the Declaration of Trust, three committees assist the Board of Trustees with its responsibilities: the Audit Committee; the CCG Committee; and the Nominating Committee. Each of the Audit Committee, the CCG Committee and the Nominating Committee has a mandate defining its responsibilities. The Board of Trustees does not have an executive committee.

The Charter is attached as Schedule "A" to this Management Information Circular.

Position Descriptions

The Board of Trustees has developed position descriptions for the Chairman of the Board of Trustees and for the Chairman of each Committee of the Board of Trustees. The Board of Trustees has also developed a position description for the President and Chief Executive Officer of the Trust. The President and Chief Executive Officer's objectives are discussed with the Board of Trustees from time to time. These objectives include the general mandate to manage the Trust and its businesses and to maximize Unitholder value. In addition, the Board of Trustees has authorized the President and Chief Executive Officer to approve the commitment of funds for any budgeted or otherwise approved transaction and has authorized the President and Chief Executive Officer to delegate authority to other officers to commit the Trust within limits set out in the approved budget. The Board of Trustees determines the objectives of the President and Chief Executive Officer and reviews the corporate targets for which the President and Chief Executive Officer has responsibility.

Orientation and Continuing Education

Responsibility for orientation programs for new Trustees is assigned to the CCG Committee. In this regard, the CCG Committee's duties include ensuring the adequacy of the orientation and education program for new members of the Board of Trustees. The President and Chief Executive Officer reviews with each new member (i) certain information and materials regarding the Trust, including the role of the Board of Trustees and its Committees and (ii) the legal obligations of a Trustee of the Trust. The CCG Committee is also responsible for making available orientation and educational programs for Trustees in order to ensure that Trustees maintain the skill and knowledge necessary to meet their obligations as Trustees. Presentations are made regularly to the Board of Trustees on different aspects of the Trust's business and operations and the lodging industry.

Ethical Business Conduct

The Board of Trustees approved a revised Code of Ethics (the "Code") on February 20, 2006. The Code sets out in detail the core values and the principles by which the Trust is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Trust policies and procedures; public disclosure; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Trust has an Ethics Committee which is responsible for communicating the Code to Trustees, directors, officers and corporate office employees and assisting the CCG Committee in administering the Code. The Ethics Committee monitors compliance with the Code by corporate office employees who are not Trustees, directors or officers of the Trust. The Board of Trustees monitors overall compliance with the Code, with specific responsibility for compliance by Trustees, directors and officers of the Trust and its subsidiaries, provided that all issues and concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee. The Code is available on the Trust's website at www.legacyhotels.ca and has been filed on and is accessible through SEDAR at www.sedar.com.

The Board of Trustees and the Audit Committee have established a Whistleblower Policy to encourage corporate office employees, officers, and Trustees to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis, free from discrimination, retaliation or harassment.

In accordance with the various hotel management agreements with FHR and in accordance with industry practice, employees located at the Trust's hotel properties are subject to either the Fairmont Hotels & Resorts' or the Delta Hotels' Code of Ethics, as applicable. FHR monitors compliance with these Codes of Ethics, both of which are substantively the same as the Code, pursuant to the same Ethics Committee that monitors the Code and any issues and concerns involving employees of the Trust are reported to the Board of Trustees and the Audit Committee in the same manner as described above.

In addition, in order to ensure independent judgement in considering transactions/agreements in which a Trustee/officer has a material interest, all related party transactions involving the Trust are approved by the Independent Trustees and all payments in regard to related party transactions are approved by the Audit Committee.

Audit Committee

The Audit Committee is comprised of Messrs. Knowles, Lord and Wener, all of whom are independent and financially literate for purposes of Multilateral Instrument 52-110 — *Audit Committees*, and at least one of whom has accounting or related financial management experience. The mandate of the Audit Committee is prescribed by the Declaration of Trust and the Audit Committee's mandate and include (a) reviewing the Trust's financial reporting in connection with the annual audit and the preparation of financial statements and management's discussion and analysis thereof; (b) reviewing the Trust's financial policies and procedures; (c) reviewing audit plans of the internal and external auditors; (d) meeting with the internal and external auditors independently of management; (e) reviewing policies and procedures for managing principal risks; and (f) reviewing internal control procedures.

Further information relating to the Audit Committee can be found in the section of the Trust's Annual Information Form entitled "Audit Committee Information".

Nomination of Trustees

The Nominating Committee is comprised of Messrs. O'Connor, Fatt and Kelleher, a majority of whom are independent. The responsibilities, powers and operation of the Nominating Committee are set out in its committee mandate. As described in its mandate, the Nominating Committee is responsible for, among other things, (a) reviewing size, composition and profile of the Board of Trustees; (b) recommending candidates for election to the Board of Trustees; (c) reviewing, on an annual basis, credentials of nominees for re-election; and (d) recommending candidates for filling vacancies on the Board of Trustees. The Trust does not have a formal retirement policy for Trustees.

A majority, but not all, of the members of the Nominating Committee are non-management and unrelated. This results from the right afforded to FHR pursuant to the Declaration of Trust to appoint Trustees and to appoint members to certain Committees of the Board of Trustees if FHR's ownership interest is at a certain level. To encourage an objective nomination process, the Trust has hired external consultants in the past to assist the Trust in locating suitable candidates and the Nominating Committee consults with the full Board.

Compensation

Since April 2006, the CCG Committee has been comprised of Messrs. O'Connor, Kelleher and Fatt, the majority of whom are independent. C. Wesley Scott was a member of the CCG Committee during 2005 and stepped down in April, 2006. If re-elected at the Meeting, Mr. Knowles will replace Mr. Fatt as a member of the CCG Committee, in which case, it will be entirely composed of independent members. The responsibilities, powers and operation of the CCG Committee are set out in its committee mandate.

As described in its mandate, the CCG Committee is responsible for, among other things, making recommendations to the Board of Trustees for the appointment of senior management of the Trust and is responsible for their remuneration and succession, including the assessment of performance and compensation of the President and Chief Executive Officer. In addition, the CCG Committee reviews and recommends to the Board of Trustees the remuneration of the Trustees. In determining the Trustees' remuneration, the CCG Committee considers, among other factors, time commitment, compensation provided by comparable public entities, risks and responsibilities.

During 2006, the CCG Committee engaged Mercer Human Resource Consulting, an independent external consultant, to provide advice and guidance on executive officer and trustee compensation issues. Mercer Human Resource Consulting earned $24,139 as an executive compensation consultant to the CCG Committee.

During 2006, the CCG Committee paid Towers Perrin, an independent external consultant, $108,857 to provide advice and guidance on pension and benefit consulting, administration and actuarial services to the Trust.

Further information regarding the activities and recommendations of the CCG Committee is provided in the Report on Executive Compensation.

Assessments

The CCG Committee is responsible for assessing the effectiveness of the Board of Trustees as a whole and the Committees of the Board. Each Trustee is required to complete, on an annual basis, a written evaluation with respect to: (i) the performance of the Board of Trustees; (ii) the performance of Committees; and (iii) the contributions of other Trustees to the Board of Trustees and its Committees. The Chairman of the CCG Committee reviews the evaluations and the results of the evaluations are summarized and presented to the member of the Board of Trustees.

APPROVAL OF TRUSTEES

The contents and distribution of this Management Information Circular to each Unitholder and each holder of Voting Certificates entitled to receive notice of the Meeting and to the Auditors of the Trust have been approved by the Trustees of the Trust.

May 25, 2007

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Paula A. McMullan
Secretary

ADDITIONAL INFORMATION

The Trust will provide to any person (without charge to Unitholders or Voting Certificate holders), upon request to the Secretary, Legacy Hotels Real Estate Investment Trust, 100 Wellington Street West, Suite 2000, TD Centre, P.O. Box 129, Toronto, Ontario, M5K 1H1, a copy of:

- the latest Annual Information Form of the Trust filed with the securities commissions or similar authorities in Canada;
- this Management Information Circular;
- the financial statements for the year ended December 31, 2006 and the management's discussion and analysis related thereto; and
- any interim report to Unitholders containing unaudited consolidated financial statements of the Trust issued after December 31, 2006 and the management's discussion and analysis related thereto.

Financial information for the Trust's most recently completed financial year, being the year ended December 31, 2006, is provided in the Trust's financial statements for the year ended December 31, 2006 and the management's discussion and analysis of such financial results.

Additional information relating to the Trust is contained at the Trust's website, www.legacyhotels.ca, and www.sedar.com, the Internet site maintained by the Canadian Securities Administrators.

SCHEDULE "A"

CHARTER OF THE BOARD OF TRUSTEES

A. Introduction

The Board's primary responsibility is to foster the long-term success of the Trust consistent with the Board's fiduciary responsibility to the unitholders to maximize unitholder value.

The Trustees powers and authorities are set out in the Declaration of Trust. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management and shall not be inconsistent with applicable law or with the Declaration of Trust.

B. Composition and Board Organization

Other than Trustees appointed pursuant to Section 5.03 of the Declaration of Trust, nominees for Trustees are initially considered and recommended by the Nominating Committee in accordance with Section 7.04 of the Declaration of Trust, approved by the Board and elected annually by the unitholders of the Trust.

The composition of the Board shall be in compliance with Article V and specifically Section 5.01 of the Declaration of Trust.

Certain of the responsibilities of the Board referred to herein may be delegated to Committees of the Board. The responsibilities of those Committees are as set forth in the Declaration of Trust and their terms of reference, as amended from time to time.

C. Duties and Responsibilities

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Subject to these legal obligations and to the Declaration of Trust, Policies and By-laws of the Trust, the Board retains the responsibility for managing its own affairs, including

(i) selecting its Chair;

(ii) approving Committees of the Board and membership of Trustees thereon;

(iii) determining Trustee compensation; and

(iv) assessing the effectiveness of the Board, Committees and Trustees in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

(i) the appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

(ii) approving a position description for the CEO;

(iii) approving decisions relating to senior management, including the: (a) appointment and discharge of officers of the Trust; (b) compensation and benefits; and (c) annual performance objectives utilized in determining incentive compensation or other awards to officers;

(iv) ensuring succession planning programs are in place; and

(v) delegating to management and the Advisor powers to manage the Trust.

Strategy and Plans

The Board has the responsibility to:

(i) participate in strategic planning sessions to ensure that management develops, and ultimately approve, major strategies and objectives;

(ii) approve capital commitment and expenditure budgets and relating operating plans; and

(iii) approve material divestitures and acquisitions.

Financial Issues

The Board has the responsibility to:

(i) take reasonable steps to ensure the implementation and integrity of the Trust's internal control and management information systems;

(ii) monitor operational and financial results;

(iii) approve annual financial statements, review quarterly financial results and approve the release thereof by management;

(iv) approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

(v) declare distributions;

(vi) approve financings, changes in authorized capital, issue and repurchase of units, issue of debt securities, listing of units and other securities, issue of commercial paper, and related prospectuses and trust indentures;

(vii) recommend appointment of external auditors and approval auditors' fees; and

(viii) approve banking resolutions and significant changes in banking relationships.

Risk Management and Internal Control

The Board has the responsibility to:

(i) review, approve and monitor adherence to policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Trust's financial information and the safeguarding of its assets; and

(ii) reviewing compliance with the Declaration of Trust, legislative and regulatory requirements, and monitoring compliance with the Code of Ethics.

Financial Reporting and Communications

The Board has the responsibility to:

(i) ensure the Trust has in place effective communication processes with unitholders and other unitholders and financial, regulatory and other recipients;

(ii) approve interaction with unitholders on all items requiring unitholder response or approval;

(iii) ensure that the financial performance of the Trust is adequately reported to unitholders, other security holders and regulators on a timely and regular basis;

(iv) ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

(v) ensure the timely reporting of any other developments that have significant and material impact on the Trust; and

(vi) report annually to unitholders on the Board's stewardship for the preceding year (the Annual Report).

SCHEDULE "B"

RESOLUTION TO APPROVE AMENDMENTS TO THE KEY EMPLOYEE LONG TERM INCENTIVE PLAN

WHEREAS, the Trustees have proposed amendments to the Trust's Key Employee Long Term Incentive Plan as described in the Management Information Circular of the Trust dated May 25, 2007 (the "Amended KELTIP") to be put before a meeting of the Unitholders and holders of Voting Certificates of the Trust;

BE IT RESOLVED THAT

1. the Amended KELTIP as appended to the Management Information Circular of the of the Trust dated May 25, 2007 be approved and confirmed, subject to receipt of a favourable advance tax ruling from the Canada Revenue Agency.

2. any one trustee or officer of the Trust be, and such trustee or officer of the Trust hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Trust, to do or cause to be done all such other acts and things in the opinion of such trustee or officer of the Trust as may be necessary or desirable in order to fulfill the intent of this resolution.

SCHEDULE "C"

AMENDED KELTIP

1. INTRODUCTION

1.1 Purpose

The REIT has established the Key Employee Long Term Incentive Plan to assist and encourage senior officers and key employees of the Trust to work toward and participate in the long-term growth and development of the Trust by granting Bonus Units to such employees. When granted, Bonus Units will allow such employees to participate in the long-term success of the Trust to promote a greater alignment of interests between such employees and the unitholders.

1.2 Definitions

For purposes of the Plan the following terms have the meanings set out below:

(a) "**Account**" means the bookkeeping account established and maintained by the Trust for each Eligible Person in which the number of KELTIP Units of the Eligible Person under the Plan are recorded;

(b) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, order or other instruments promulgated thereunder, and Stock Exchange rules;

(c) "**Applicable Withholding Taxes**" means any and all taxes and other source deductions or other amounts which the Trust is required by law to withhold and remit to any taxing authority from any amounts to be paid or credited under the Plan;

(d) "**Beneficiary**" means, subject to Applicable Laws, an individual who has been designated by the Eligible Person, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Eligible Person, or, where no such designation is validly in effect at the time of an Eligible Person's death, the Eligible Person's legal representative;

(e) "**Board**" means the board of trustees of the REIT;

(f) "**Bonus Unit**" means an RU or a PU granted under this Plan;

(g) "**Bonus Unit Redemption Date**" means with respect to a particular Grant, the date established by the Committee as the date upon which the Bonus Units subject to that Grant shall be redeemed. In no event shall the Bonus Unit Redemption Date be later than the end of the year that is three years following the Grant Date;

(h) "**Change of Control**" means:

(i) the initial acquisition by any person, or any persons acting jointly or in concert (as determined by the *Securities Act* (Ontario)), whether directly or indirectly, of voting securities of REIT which, together with all other voting securities of REIT held by such persons, constitutes, in the aggregate, more than 20% of all outstanding voting securities of REIT;

(ii) an amalgamation, arrangement or other form of business combination of REIT with another entity which results in the holders of voting securities of that other entity holding, in the aggregate, more than 50% of all outstanding voting securities of the entity resulting from the business combination;

(iii) a sale, disposition, lease or exchange to or with another person or persons (other than a Subsidiary) of property of REIT representing 50% or more of the net book value of the assets of REIT, determined as of the date of the most recently published audited annual or unaudited quarterly interim financial statements of REIT; or

(iv) a change in the composition of the Board over any twelve month period such that more than 50% of the persons who were Independent Trustees of REIT at the beginning of the period are no longer Independent Trustees at the end of the period, unless such change is a consequence of normal attrition.

Notwithstanding the foregoing definition, with respect to an Eligible Person who is a party to a change of control or other agreement with the Trust, the definition of change of control in such agreement shall govern with respect to such Eligible Person.

(i) "**Committee**" means the Compensation, Compliance and Governance Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(j) "**Converted Units**" has the meaning set forth in Section 5.1;

(k) "**Corporation**" means Legacy Hotels Corporation, a wholly-owned subsidiary of the REIT;

(l) "**Disability**" shall mean the determination that an Eligible Person is eligible for benefits under the Trust's long term disability plan or policies in effect on any relevant date;

(m) "**DU**" means a deferred unit into which a Bonus Unit may be converted pursuant to Section 5.1;

(n) "**DU Redemption Date**" has the meaning set forth in Section 5.3;

(o) "**Eligible Person**" means a person who is, at the relevant time, an employee of the Trust;

(p) "**Grant**" means a grant of a number of Bonus Units to an Eligible Person, pursuant to Section 3.1;

(q) "**Grant Date**" means the date on which a Grant is made, being the date that the Board or the Committee resolves to grant Bonus Units to an Eligible Person, unless the Board or the Committee resolves to ratify Bonus Units granted on an earlier date or to delay the grant of Bonus Units to a later date, in which case the Grant Date will be such earlier or later date;

(r) "**Independent Trustee**" has the meaning ascribed thereto in the Legacy Hotels Real Estate Investment Trust Declaration of Trust dated as of September 11, 1997, as amended;

(s) "**Insider**" has the meaning defined in the provisions of the Toronto Stock Exchange Company Manual relating to Security Based Compensation Arrangements;

(t) "**KELTIP Unit**" means an RU, PU, or DU;

(u) "**Market Value**" means, with respect to any particular date, the average closing price per REIT Unit of a board lot of REIT Units on the Stock Exchange during the immediately preceding twenty (20) trading days. In the event that the REIT Units are no longer publicly traded at the particular date, the Market Value for the particular date shall be determined by the Board in good faith.

(v) "**PU**" means a performance unit granted to an Eligible Person pursuant to Section 3.1;

(w) "**Plan**" means this Key Employee Long Term Incentive Plan of Legacy Hotels Real Estate Investment Trust, as amended from time to time;

(x) **"Pro-Rated Bonus Units"** means, at the date of the death, retirement or Disability of an Eligible Person, the number of RUs or PUs, as the case may be, credited to the Account of the Eligible Person on that date in respect of a Grant, which is the same proportion of such Bonus Units as (i) the period from the Grant Date of such Bonus Units to the date of the death, retirement or Disability of the Eligible Person is to (ii) the period from the Grant Date of such Bonus Units to the Bonus Unit Redemption Date for such Grant of Bonus Units;

(y) "**Pro-Rated PUs**" means Pro-Rated Bonus Units that are PUs;

(z) "**Pro-Rated RUs**" means Pro-Rated Bonus Units that are RUs;

(aa) "**REIT**" means Legacy Hotels Real Estate Investment Trust;

(bb) "**REIT Units**" means the units of REIT;

(cc) "**RU**" means a restricted unit granted to an Eligible Person pursuant to Section 3.1;

(dd) "**Security Based Compensation Arrangement**" has the meaning defined in the provisions of the Toronto Stock Exchange Company Manual relating to security based compensation arrangements;

(ee) "**Stock Exchange**" means the Toronto Stock Exchange, or if the REIT Units are not listed on the Toronto Stock Exchange, such other stock exchange on which the REIT Units are listed, or if the REIT Units are not listed on any stock exchange, then on the over-the-counter market;

(ff) "**Subsidiary**" has the meaning ascribed thereto in the *Canada Business Corporations Act* and, in relation to any person other than a body corporate, is to be interpreted as if such Person were a body corporate for the purposes of the *Canada Business Corporations Act*;

(gg) "**Termination Date**" in respect of an Eligible Person, means the date the Eligible Person's employment is terminated with the Trust for any reason including without limitation, by reason of retirement, termination, whether wrongful or not, death or Disability of the Eligible Person; and

(hh) "**Trust**" means the REIT and each entity (including a limited partnership) in which the REIT holds, directly or indirectly, a majority voting interest, including, without limitation, the Corporation.

2. ADMINISTRATION

2.1 Administration of the Plan

(a) The Plan shall be administered by the Committee unless determined otherwise by the Board. The Committee or its successor as administrator of the Plan shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Trust will pay all costs relating to the administration of the Plan.

(b) Subject to the provisions of the Plan, the Committee has in its absolute discretion the authority to:

(i) determine which Eligible Persons are to be granted any Bonus Units, and grant any Bonus Units to those Eligible Persons;

(ii) determine the terms and conditions of such Bonus Units; and

(iii) interpret the Plan and determine all questions arising out of the Plan and any REIT Units issued pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Trust, Eligible Persons, and all other affected persons.

(c) No officer of the Trust, no member of the Board and no member of the Committee shall be liable to any person for any action or determination made by them in connection with the administration of the Plan.

(d) The Committee may at its discretion accelerate any Bonus Unit Redemption Date or any other date set forth in this Plan relating to any particular Bonus Units if the Committee determines that appropriate circumstances warrant such acceleration.

3. GRANTS

3.1 Award of Bonus Units

The Committee may, from time to time, and at its discretion, grant RUs or PUs to an Eligible Person as a bonus in recognition of the contributions by such Eligible Person during the year in respect of which the grant is made. Such Bonus Units will be credited to the Account of the Eligible Person granted Bonus Units forthwith after the Grant. RUs will be subject to such vesting or other conditions as the Committee may determine in respect of each Grant of RUs. PUs will be subject to such vesting or other conditions, and to such performance criteria or multipliers, as the Committee may determine in respect of each Grant of PUs. Notwithstanding the foregoing, the Committee shall make any Grant of a bonus agreed to be made to any particular Eligible Person in any employment or other agreement between the Trust and the Eligible Person.

3.2 Reporting of Bonus Units

A Statement of the Eligible Person's Account shall be provided at least annually to each Eligible Person to whom a Grant has been made.

3.3 Bonus Unit Value not Guaranteed

Neither the Trust nor the Committee makes any representation or warranty as to the expected redemption value of any Grant and shall have no liability to any Eligible Person in respect thereof.

3.4 Credits for Distributions

If ordinary course cash distributions are paid on the REIT Units, the Account of each Eligible Person whose Account then contains RUs or PUs shall be credited with additional RUs or PUs, as the case may be, on each distribution payment date in respect of which ordinary course cash distributions are paid on REIT Units, of an amount determined by dividing: (i) the amount obtained by multiplying the amount of the distribution declared and paid per REIT Unit by the number of RUs or PUs, as applicable, recorded in the Eligible Person's Account on the record date for the payment of such distribution, by (ii) the Market Value on the distribution payment date, with fractions computed to three decimal places.

4. REDEMPTION OF BONUS UNITS

4.1 Redemption of Bonus Units

(a) Subject to Section 4.2 and Section 5.1, in respect of a Grant, an Eligible Person who remains an employee of the Trust from the Grant Date for that Grant to the Bonus Unit Redemption Date for that Grant shall be entitled to receive an amount, less Applicable Withholding Taxes, in respect of the RUs and PUs granted in that Grant, calculated as follows:

(i) in respect of RUs, the product that results from multiplying (A) the number of RUs related to that Grant recorded in the Eligible Person's Account on the Bonus Unit Redemption Date for that Grant by (B) the Market Value on the Bonus Unit Redemption Date for that Grant; and

(ii) in respect of PUs, the product that results from multiplying (A) the number of PUs related to that Grant recorded in the Eligible Person's Account on the Bonus Unit Redemption Date for that Grant by (B) the Market Value on the Bonus Unit Redemption Date for that Grant by (C) such performance criteria or performance multiplier, if any, as was established in the discretion of the Committee for such PUs in that Grant.

The payment of the amount determined in accordance with this Section 4.1(a) shall be made to the Eligible Person as soon as practicable after the Bonus Unit Redemption Date for that Grant, but shall in no event be later than December 31 of the third calendar year following the end of the calendar year in respect of which that Grant was made. Upon payment in full of the amount determined in accordance with this Section 4.1(a), the Bonus Units in respect of which such amount has been paid shall be cancelled.

4.2 Early Redemption

(a) Upon the death of an Eligible Person prior to the Bonus Unit Redemption Date for a Grant, the Eligible Person's Beneficiary shall be entitled to be paid an amount, less Applicable Withholding Taxes, in respect of the Eligible Person's Pro-Rated Units for that Grant, calculated as the product that results from multiplying (A) the number of such Pro-Rated Units for that Grant recorded in the Eligible Person's Account on the day prior to the Eligible Person's date of death by (B) the Market Value on the day prior to the Eligible Person's date of death. For greater certainty, there shall be no performance criteria or performance multiplier applied to the amount determined under this Section 4.2(a). The amount determined in accordance with this Section 4.2(a) shall be paid to the Eligible Person's Beneficiary within thirty (30) days following the Eligible Person's date of death. The Eligible Person shall forfeit, effective on the Eligible Person's date of death, and the Beneficiary of such Eligible Person shall not be entitled to any payment in respect of, the number of Bonus Units credited to the Account of such Eligible Person for that Grant which is greater than the number of Pro-Rated Units for that Grant and such number of Bonus Units shall be cancelled.

(b) Upon the retirement of an Eligible Person from the Trust, or the Disability of an Eligible Person, in either case prior to the Bonus Unit Redemption Date for a Grant of Bonus Units credited to the Account of such Eligible Person, the Eligible Person shall be entitled to receive an amount, less Applicable Withholding Taxes, in respect of that Grant, calculated as follows:

(i) in respect of Pro-Rated RUs, the product that results from multiplying (a) the number of Pro-Rated RUs related to that Grant by (B) the Market Value of the Bonus Unit Redemption Date for that Grant, and

(ii) in respect of Pro-Rated PUs, the product that results from the number of Pro-Rated PUs related to that Grant by (B) the Market Value on the Bonus Unit Redemption Date for that Grant and by (C) such performance criteria or performance multiplier, if any, as was established in the discretion of the Committee for Pro-Rated PUs in that Grant.

The payment of the amount determined in accordance with Section 4.2(b) shall be made to the Eligible Person as soon as practicable after the Bonus Unit Redemption Date for that Grant, but which shall in no event be later than December 31 of the third calendar year following the end of the calendar year in respect of which that Grant was made. The Eligible Person shall forfeit effective on the date of retirement or Disability, and shall not be entitled to any payment in respect of, the number of Bonus Units for that Grant credited to the Account of such Eligible Person, which is greater than the number of Pro-Rated Units for that Grant, and such number of Bonus Units shall be cancelled.

(c) Upon the occurrence of a Change of Control prior to the Bonus Unit Redemption Date for a Grant of Bonus Units credited to the Account of an Eligible Person, the Eligible Person shall be entitled to be paid an amount, less Applicable Withholding Taxes, in respect of the Eligible Person's Bonus Units for that Grant, calculated as the product that results from multiplying (A) the number of Bonus Units related to that Grant recorded in the Eligible Person's Account on the day prior to the occurrence of the Change of Control by (B) the Market Value on the day prior to the occurrence of the Change of Control. The amount determined in accordance with this Section 4.2(c) shall be paid to the Eligible Person within thirty (30) days following the date of the Change of Control, unless otherwise determined by the Committee at the time of Grant. Notwithstanding the foregoing, the provisions of this clause 4.2(c) shall not apply to any Eligible Person who is a party to a change of control or other agreement with the Trust which addresses the effect of a change of control upon any Bonus Units granted to such Eligible Person and the provisions of such agreement shall continue to apply to any Bonus Units then held by such Eligible Person.

4.3 Resignation or Termination of Employment

Any Eligible Person who resigns or whose employment with the Trust is terminated (with or without cause) prior to the Bonus Unit Redemption Date for a Grant of Bonus Units credited to the Eligible Person's Account will no longer participate in the Plan and will immediately (effective on the date of termination of employment) and forever forfeit any right or entitlement they may have had to Bonus Units for that Grant in his or her Account without liability or compensation to such Eligible Person or any other person. For the purposes of the Plan, the date of termination of employment of an Eligible Person shall be the actual date upon which the Eligible Person ceases to be recorded on the books and records of the Trust as an employee. The date of such termination of employment shall not be the last date of any period of notice of termination unless there is agreement to that effect between the Trust and the Eligible Person.

5. CONVERSION TO DUs

5.1 Election to Convert to DUs

Subject to Sections 5.8 and 5.9, at any time prior to the date which is ninety (90) days before the Bonus Unit Redemption Date for a Grant and ending the date which is thirty (30) days before the Bonus Unit

Redemption Date for that Grant, the Eligible Person may elect in writing to convert some or all of the number of the Bonus Units for that Grant which the Committee, in that Grant of such Bonus Units, may have determined may be converted into DUs (such number of Bonus Units referred to as "**Converted Units**") in the manner set forth in this Section 5.1 unless the Committee has notified the Eligible Person that the right to convert into DUs with respect to that Grant has been eliminated. For greater certainty, the Committee has complete discretion to eliminate the right to convert any Grant of Bonus Units into DUs. The election shall be valid only if made in writing and delivered to the Committee in the manner and form determined by the Committee. The number of Converted Units must be divisible by 100. No election may be made in respect of any Pro-Rated Units. On the Bonus Unit Redemption Date for those Bonus Units which are to be Converted Units, the conversion of the Converted Units into DUs shall be deemed to occur, and the Account of the Eligible Person shall be deemed to be adjusted, as follows:

(a) the number of RUs recorded in the Account shall be deemed to be adjusted by deducting from such number of RUs the number of RUs which are the subject of the election to become Converted Units and by increasing the number of DUs by such number;

(b) the number of PUs recorded in the Account shall be deemed to be adjusted by deducting from such number of PUs the number of PUs which are the subject of an election to become Converted Units and by increasing the number of DUs by such number as equals the product that results from multiplying (i) the number of PUs which are the subject of the election to become Converted Units by (ii) such performance criteria or multipliers, if any, as was established in the discretion of the Committee for such PUs in the Grant of such PUs.

5.2 Credits for Distributions

If ordinary course cash distributions are paid on the REIT Units, the Account of each Eligible Person whose Account then contains DUs shall be credited with additional DUs, on each distribution payment date in respect of which ordinary course cash distributions are paid on REIT Units, in such number as results from dividing: (i) the product that results from multiplying the amount of the distribution declared and paid per REIT Unit by the number of DUs recorded in the Eligible Person's Account on the record date for the payment of such distribution, by (ii) the Market Value on the distribution payment date, with fractions computed to three decimal places.

5.3 DU Redemption Date Election

Subject to Section 5.5, following an Eligible Person's Termination Date, the Eligible Person shall select, in the form and manner prescribed by the Committee, a redemption date on which the DUs in the Eligible Person's Account shall be redeemed (the "**DU Redemption Date**"). Where an Eligible Person dies prior to selecting a DU Redemption Date, the Eligible Person's DU Redemption Date shall be deemed to be thirty (30) days following the Eligible Person's date of death. The DU Redemption Date must be no earlier than the date on which the Eligible Person makes the election and no later than December 15 of the calendar year immediately following the Eligible Person's Termination Date. In the event that the Eligible Person does not elect a DU Redemption Date prior to December 15 of the calendar year immediately following the Eligible Person's Termination Date, the DU Redemption Date shall be deemed to be December 15 of the calendar year immediately following the Eligible Person's Termination Date. Notwithstanding the foregoing, but subject to any minimum unit ownership requirements that may apply, the Committee may, in its sole discretion, permit or require an Eligible Person to redeem DUs in the Eligible Person's Account provided that no DUs may be redeemed prior to three years following the date they have been credited to the Eligible Person's Account. Where the Committee permits or requires the redemption of DUs in accordance with this Section 5.3, the Committee shall designate the DU Redemption Date in respect of such DUs.

5.4 Issuance of REIT Units

Subject to Sections 5.5, on the Eligible Person's DU Redemption Date or as soon as practicable following a Change of Control, the REIT shall issue to the Eligible Person REIT Units in an amount equal to the number of DUs recorded in the Eligible Person's Account on the DU Redemption Date. No payment shall be made in respect of a fractional DU credited to the Eligible Person's Account.

5.5 Cash Settlement Option

The Eligible Person may elect to receive cash, in lieu of all or a portion of the REIT Units that would otherwise be issued in accordance with Section 5.4 on a DU Redemption Date or following a Change of Control, by filing an election in the form and manner determined by the Committee no later than ten (10) days prior to the Eligible Person's DU Redemption Date or immediately following the Change of Control, as applicable. Where the Eligible Person files an election in accordance with this Section 5.5, the Eligible Person shall receive a payment in cash, less Applicable Withholding Taxes, in an amount equal to the number of DUs that the Eligible Person elected to be settled in cash multiplied by the Market Value determined on the Eligible Person's DU Redemption Date or on the payment date following the Change of Control, as applicable. Amounts payable under this Section 5.5 shall be paid as soon as practicable following the Eligible Person's DU Redemption Date or Change of Control, as applicable.

5.6 Death of an Eligible Person

If an Eligible Person dies prior to the Eligible Person's DU Redemption Date, the REIT shall issue to the Eligible Person's Beneficiary, on the Eligible Person's DU Redemption Date, the REIT Units that would have been issued to the Eligible Person under Section 5.4. Notwithstanding the foregoing, the Eligible Person's Beneficiary may elect to receive cash, in lieu of all or a portion of the REIT Units that would otherwise be issued in accordance with this Section 5.6 to the Eligible Person's Beneficiary on the Eligible Person's DU Redemption Date, by filing an election in the form and manner determined by the Committee no later than ten (10) days prior to the Eligible Person's DU Redemption Date. Where the Eligible Person's Beneficiary files an election in accordance with this Section 5.6, the Eligible Person shall receive a payment in cash, less Applicable Withholding Taxes, in an amount equal to the number of DUs that the Eligible Person's Beneficiary elected to be settled in cash multiplied by the Market Value determined on the Eligible Person's DU Redemption Date. Amounts payable under this Section 5.6 shall be paid as soon as practicable following the Eligible Person's DU Redemption Date.

5.7 Maximum REIT Units Issuable

The maximum number of REIT Units issuable under the Plan shall be 3,000,000.

5.8 Maximum REIT Units Issuable to Insiders

The maximum number of REIT Units issuable to Insiders pursuant to the Plan under outstanding DUs, together with any REIT Units issuable pursuant to any other Security Based Compensation Arrangement, and the maximum number of DUs issuable to Insiders pursuant to the Plan, at any time, in each case shall not exceed 10% of the total number of REIT Units outstanding. The maximum number of REIT Units issued to Insiders pursuant to the Plan, together with any REIT Units issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of REIT Units outstanding. The maximum number of REIT Units issuable to any one Eligible Person under outstanding DUs shall not exceed 5% of the total number of REIT Units outstanding.

5.9 Listing of REIT Units

For greater certainty, the REIT shall not, and shall not be required to, reserve REIT Units for issuance under the Plan from treasury or issue REIT Units to settle DUs under the Plan unless the REIT has satisfied the conditions and requirements of the Toronto Stock Exchange to list REIT Units to be issued under the Plan.

6. GENERAL

6.1 Adjustments to REIT Units

In the event of the declaration of any unit distribution, subdivision, consolidation, reclassification, exchange, or other change with respect to the REIT Units, or a merger, consolidation, spin-off, or other distribution (other than ordinary course cash distributions) of the REIT's assets to its unitholders, the Account of each Eligible Person and the KELTIP Units outstanding under the Plan shall be adjusted in such manner, if any, as the Board may in its discretion, acting reasonably, deem appropriate to reflect the event.

6.2 Amendment, Suspension, or Termination of Plan

(a) The Committee may amend the Plan or a KELTIP Unit provided that any amendment to the Plan or a KELTIP Unit that

(i) increases the maximum number of REIT Units issuable pursuant to the Plan;

(ii) extends the term of a KELTIP Unit beyond the original expiry date benefiting an Insider;

(iii) adds additional categories of participants to the definition of "Eligible Person";

(iv) increases or deletes the limitations on the number of REIT Units issuable to Insiders or any single Eligible Person set forth in Section 5.8;

(v) expands the rights to assign any KELTIP Units under Section 6.5; or

(vi) amends the Plan to provide for other types of compensation through the issue of REIT Units,

shall be Approved by Unitholders of the REIT.

(b) The Committee may from time to time make any other amendments to the Plan or a KELTIP Unit without approval of the unitholders of the REIT, including without limitation:

(i) amendments of a "housekeeping nature";

(ii) changes to the vesting provisions of any KELTIP Units; and

(iii) changes to termination provisions of any KELTIP Units that do not entail an extension beyond the original expiry date,

provided any amendment shall not adversely affect the right of any Eligible Person with respect to KELTIP Units credited to such Eligible Person at the time of such amendment, without the consent of the affected Eligible Person.

(c) The Committee may from time to time suspend the Plan in whole or in part and may at any time terminate the Plan. However, any such suspension or termination shall not adversely affect the right of any Eligible Person with respect to KELTIP Units credited to such Eligible Person at the time of such suspension or termination without the consent of the affected Eligible Person.

(d) If the Committee terminates the Plan, no new KELTIP Units will be credited to the Account of an Eligible Person, but previously credited KELTIP Units shall remain outstanding, shall be entitled to credit for distributions paid on REIT Units as provided under Section 3.4 and Section 5.2, and shall be paid in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives payment in satisfaction of all KELTIP Units recorded in the Eligible Person's Account.

For the purposes of this Section 6.2, "Approved by Unitholders" means the affirmative votes of holders of REIT Units representing not less than 50% of the aggregate number of REIT Units represented at a meeting of unitholders, excluding, if required by the provisions of the Toronto Stock Exchange Company Manual relating to Security Based Compensation Arrangements, the votes of REIT Units held directly or indirectly by Insiders benefiting from the amendment being voted upon.

6.3 Compliance with Laws

The administration of the Plan shall be subject to and performed in conformity with all Applicable Laws.

6.4 Reorganization of the REIT

The existence of any KELTIP Units shall not affect in any way the right or power of the REIT or its unitholders to make or authorize any adjustment, recapitalization, reorganization or other change in the REIT's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the REIT or to create or issue any bonds, debentures, units or other securities of the REIT or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the REIT or any sale or transfer of all or any part of its assets or business, or any other act or proceeding, whether of a similar nature or otherwise.

6.5 General Restrictions and Assignment

Except as required by law, the rights of an Eligible Person under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Eligible Person except to the extent that certain rights may pass to a beneficiary or legal representative upon death of an Eligible Person, by will or by the laws of succession and distribution. Upon any such permitted transfer, the transferred KELTIP Units shall be deemed for purposes of the Plan to continue to be held by the Eligible Person, and shall be continued to be subject to the terms and conditions of the Plan as if the Eligible Person remained the sole holder thereof. Rights and obligations under the Plan may be assigned by the REIT to a successor in the business of the REIT.

6.6 No Unitholder Rights

Under no circumstances shall KELTIP Units be considered REIT Units or securities of the REIT, nor entitle any Eligible Person to exercise voting rights or any other rights attaching to the ownership of REIT Units or other securities, nor shall any Eligible Person be considered the owner of the REIT Units or other securities by virtue of the award of KELTIP Units.

6.7 REIT Unit Ownership Policy

DUs held in an Eligible Person's Account shall qualify for REIT Unit ownership requirements under the Trust's REIT Unit ownership policy.

6.8 Withholding

The Trust shall be entitled to deduct any amount of withholding taxes and other withholdings with respect to any amount paid or credited under the Plan. The trust shall be entitled to retain, sell REIT Units in order to satisfy any amount of withholding taxes and other withholdings.

6.9 Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

6.10 Interpretation

In this text words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine and neuter genders.

6.11 Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

SCHEDULE "D"

RESOLUTION TO APPROVE THE DEFERRED UNIT PLAN FOR TRUSTEES AND DIRECTORS

WHEREAS, the Trustees have proposed the adoption of the Deferred Unit Plan for Trustees and Directors (the "DU Plan") as described in the Management Information Circular for the Trust dated May 25, 2007 be put before a meeting of the Unitholders and holders of Voting Certificates of the Trust;

BE IT RESOLVED THAT

1. the DU Plan as appended to the Management Information Circular of the of the Trust dated May 25, 2007, is approved and confirmed; and
2. any one trustee or officer of the Trust be, and such trustee or officer of the Trust hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Trust, to do or cause to be done all such other acts and things in the opinion of such trustee or officer of the Trust as may be necessary or desirable in order to fulfill the intent of this resolution.

SCHEDULE "E"

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
DEFERRED UNIT PLAN FOR TRUSTEES AND DIRECTORS

Adopted with effect from June 29, 2007.

1. INTRODUCTION

1.1 Purpose

The Legacy Hotels Real Estate Investment Trust Deferred Unit Plan for Trustees and Directors is intended to enhance the ability of both the Trust and the Corporation to attract and retain high quality individuals to serve as Directors and/or Trustees as well as to promote a greater alignment of interests between non-employee Trustees and Directors and the unitholders of the Trust.

1.2 Definitions

For the purpose of the Plan the following terms have the meanings set out below:

(a) "**Account**" means the bookkeeping account established and maintained by the Trust for each Eligible Person in which the number of Deferred Units of the Eligible Person under the Plan are recorded;

(b) "**Affiliate**" means in respect of any person, any other person that is affiliated with such person for the purposes of the *Securities Act* (Ontario), as amended from time to time;

(c) "**Annual Fee**" means the amount, expressed in Canadian dollars, of the annual retainer fees payable to the Eligible Person, plus board, committee and meeting fees, which would, but for the Plan, be payable in cash to the Eligible Person for service as a Director or Trustee, as applicable;

(d) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and applicable stock exchange rules;

(e) "**Board of Directors**" means the board of directors of the Corporation;

(f) "**Board of Trustees**" means the board of trustees of Legacy REIT;

(g) "**Committee**" means the Compensation, Compliance and Governance Committee of the Board of Trustees or any other committee or person designated by the Board of Trustees to administer the Plan;

(h) "**Corporation**" means Legacy Hotels Corporation;

(i) "**Declaration of Trust**" means the declaration of trust establishing and governing the Trust as the same may be amended or amended and restated from time to time;

(j) "**Deferred Amount**" has the meaning assigned in Section 4.1;

(k) "**Deferred Unit**" means a unit credited by means of a bookkeeping entry on the books of the Trust to an Eligible Person's Account in accordance with the terms and conditions of the Plan;

(l) "**Director**" means a member of the Board of Directors;

(m) "**Eligible Person**" has the meaning assigned in Section 3.1;

(n) "**Entitlement Date**" has the meaning assigned in Section 6.1;

(o) "**Insider**" has the meaning defined in the provisions of the Toronto Stock Exchange Company Manual relating to Security Based Compensation Arrangements;

(p) "**Legacy REIT**" means Legacy Hotels Real Estate Investment Trust;

(q) "**Legacy REIT Unit**" means a unit of Legacy REIT;

(r) "**Market Value**" means, with respect to any particular date, the average closing price per Legacy REIT Unit of a board lot of Legacy REIT Units on the Stock Exchange during the immediately preceding twenty (20) trading days. In the event that the Legacy REIT Units are no longer publicly traded at the particular date, the Market Value for the particular date shall be determined by the Board of Trustees in good faith;

(s) "**Plan**" means the Legacy Hotels Real Estate Investment Trust Deferred Unit Plan for Trustees and Directors, as amended from time to time;

(t) "**Quarter**" means any of the four quarters of any financial year of the Trust, currently ending on March 31, June 30, September 30 and December 31;

(u) "**Reference Date**", with respect to any Quarter, means the date which shall be used to determine, on a quarterly basis, the Market Value of a Legacy REIT Unit for the purposes of determining the number of Deferred Units to be credited, for such Quarter, to an Eligible Person's Account pursuant to Section 4.3, which date shall be, unless otherwise determined by the Committee and approved by the Board of Trustees, the last trading day of such Quarter;

(v) "**Security Based Compensation Arrangement**" has the meaning defined in the provisions of the Toronto Stock Exchange Company Manual relating to security based compensation arrangements;

(w) "**Stock Exchange**" means the Toronto Stock Exchange, or if the Legacy REIT Units are not listed on the Toronto Stock Exchange, such other stock exchange on which the Legacy REIT Units are listed, or if the Legacy REIT Units are not listed on any stock exchange, then on the over-the-counter market;

(x) "**Subsidiary**" has the meaning ascribed thereto in the *Canada Business Corporations Act* and, in relation to any person other than a body corporate, is to be interpreted as if such person were a body corporate for the purposes of the *Canada Business Corporations Act*;

(y) "**Termination Date**" means in respect of an Eligible Person the date that the Eligible Person ceased to be a Director or a Trustee, for any reason, including the death of the Eligible Person;

(z) "**Trust**" means Legacy REIT and any of its Subsidiaries and Affiliates; and

(aa) "**Trustee**" means a member of the Board of Trustees other than the Executive Trustee under the Declaration of Trust.

2. ADMINISTRATION

2.1 Administration of the Plan

(a) Unless otherwise determined by the Board of Trustees, the Plan shall be administered by the Committee subject to applicable trust, corporate and securities law requirements. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Eligible Persons and their beneficiaries and legal representatives, the Corporation, the Trust and its unitholders. All expenses of administration of the Plan shall be borne by the Trust.

3. ELIGIBILITY

3.1 The Plan shall apply to a Director or Trustee who is not an employee of the Trust (an "**Eligible Person**").

4. DEFERRAL OF FEES AND QUALIFYING INVESTMENTS

4.1 Subject to the approval of the Committee, each Eligible Person may elect to receive all or a portion of his or her Annual Fee in the form of Deferred Units (the "**Deferred Amount**") by notifying the Committee in writing. A written election made under this Section 4 shall be in a form prescribed by the Committee and shall designate the percentage of the Annual Fee that is to be provided in the form of Deferred Units.

4.2 For the first year of the Plan, the Eligible Person shall make an initial election no later than 15 business days before the end of the Quarter in which the Plan becomes effective, which election shall apply to the Eligible Person's Annual Fee payable after the end of such Quarter. If an individual becomes an Eligible Person during a subsequent calendar year, the Eligible Person shall make an election no later than

15 business days before the end of the Quarter in which the individual becomes an Eligible Person, which election shall apply to the Eligible Person's Annual Fee payable after the end of such Quarter. An Eligible Person may change the form of payment of his or her Annual Fee for subsequent years by filing a new election no later than the last business day of the year preceding the first year to which the services to which the Annual Fee that is subject to the new election are rendered. In the absence of a new election made in accordance with this Section 4.2, an Eligible Person's latest election shall continue to apply to the Eligible Person's subsequent Annual Fee until the Eligible Person submits another election in accordance with this Section.

4.3 The number of Deferred Units (including fractional Deferred Units) to be credited on a quarterly basis to an Eligible Person's Account shall be equal to the quotient determined by dividing: (a) the Deferred Amount of the Annual Fee which would, but for the Plan, have been paid in cash with respect to such Quarter, by (b) the Market Value of a Legacy REIT Unit determined as of the Reference Date for such Quarter.

4.4 An Eligible Person who becomes an employee of the Trust shall no longer be eligible to receive Deferred Units under the Plan. In that case, starting with the Quarter in which the Eligible Person became such an employee, all of his or her future fees, if any, shall be paid in cash. However, Deferred Units already credited to such Eligible Person's Account shall remain governed by the Plan for so long as the Eligible Person remains a Director or a Trustee.

5. DISTRIBUTION LIKE AMOUNTS

5.1 If ordinary course cash distributions are paid on the Legacy REIT Units prior to an Eligible Person's Termination Date, the Account of each Eligible Person whose Account contains Deferred Units shall be credited with additional Deferred Units on each distribution payment date in respect of which ordinary course cash distributions are paid on Legacy REIT Units, of an amount determined by dividing: (i) the amount obtained by multiplying the amount of distribution declared and paid per Legacy REIT Unit by the number of Deferred Units recorded in the Eligible Person's Account on the record date for the payment of such distribution, by (ii) the Market Value on the distribution payment date, with fractions computed to three decimal places.

6. PAYMENT OF DEFERRED UNITS

6.1 Following an Eligible Person's Termination Date, the Eligible Person shall select, in the form and manner prescribed by the Committee, an entitlement date on which the Deferred Units in the Eligible Person's Account shall be redeemed (the "**Entitlement Date**"). The Entitlement Date shall be no later than the end of the first Quarter immediately following the Eligible Person's Termination Date. In the event that the Eligible Person does not elect an Entitlement Date prior to the end of the first Quarter immediately following the Eligible Person's Termination Date, the Entitlement Date shall be deemed to be the last day of the Quarter immediately following the Eligible Person's Termination Date.

6.2 On the Eligible Person's Entitlement Date, the Trust shall issue to the Eligible Person Legacy REIT Units in an amount equal to the number of Deferred Units recorded in the Eligible Person's Account on the Entitlement Date. No payment shall be made in respect of a fractional Deferred Unit credited to the Eligible Person's Account.

7. ELIGIBLE PERSON ACCOUNT

7.1 The Trust shall maintain in its books an account for each Eligible Person recording at all times the number of Deferred Units standing to the credit of the Eligible Person. Upon payment in Legacy REIT Units in satisfaction of Deferred Units, such Deferred Units shall be cancelled. A written confirmation of the balance in the Eligible Person's Account shall be mailed by the Trust to the Eligible Person at least once annually.

8. EFFECTIVE DATE OF PLAN

8.1 The effective date of the Plan shall be June 29, 2007.

9. AMENDMENTS, SUSPENSION OR TERMINATION OF THE PLAN

9.1 (a) The Board of Trustees may amend the Plan or a Deferred Unit provided that any amendment to the Plan or a Deferred Unit that:

(i) increases the maximum number of Legacy REIT Units issuable pursuant to the Plan;

(ii) extends the term of a Deferred Unit beyond the original expiry date benefiting an Insider;

(iii) adds additional categories of participants to the definition of "Eligible Person";

(iv) increases or deletes the limitations on the number of Legacy REIT Units issuable to Insiders or any single Eligible Person set forth in Section 11.2;

(v) expands the rights to assign any Deferred Units under Section 13.3; or

(vi) amends the Plan to provide for other types of compensation through the issue of Legacy REIT Units,

shall be Approved by Unitholders of the Legacy REIT.

(b) The Committee may from time to time make any other amendments to the Plan without approval of the unitholders of the Legacy REIT, including without limitation:

(i) amendments of a "housekeeping nature";

(ii) changes to the vesting provisions of any Deferred Units; and

(iii) changes to termination provisions of any Deferred Units that do not entail an extension beyond the original expiry date,

provided any amendment shall not adversely affect the right of any Eligible Person with respect to Deferred Units credited to such Eligible Person at the time of such amendment, without the consent of the affected Eligible Person.

(c) The Committee may from time to time suspend the Plan in whole or in part and may at any time terminate the Plan. However, any such suspension or termination shall not adversely affect the right of any Eligible Person with respect to KELTIP Units credited to such Eligible Person at the time of such suspension or termination without the consent of the affected Eligible Person.

(d) If the Committee terminates the Plan, no new Deferred Units will be credited to the Account of an Eligible Person, but previously credited Deferred Units shall remain outstanding, shall be entitled to credit for distributions paid on Legacy REIT Units as provided under Section 5.1, and shall be paid in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives payment in satisfaction of all Deferred Units recorded in the Eligible Person's Account.

For the purposes of this Section 9.1, "Approved by Unitholders" means the affirmative votes of holders of Legacy REIT Units representing not less than 50% of the aggregate number of all the then outstanding Legacy REIT Units represented at a meeting of unitholders, excluding, if required by the provisions of the Toronto Stock Exchange Company Manual relating to Security Based Compensation Arrangements, the votes of Legacy REIT Units held directly or indirectly by Insiders benefiting from the amendment being voted upon.

9.2 If the Board of Trustees terminates the Plan, Deferred Units previously credited shall, at the discretion of the Board of Trustees, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions.

10. ALTERATION OF NUMBER OF LEGACY REIT UNITS SUBJECT TO THE PLAN

10.1 In the event of the declaration of any unit distribution, subdivision, consolidation, reclassification, exchange, or other change with respect to the Legacy REIT Units, or a merger, consolidation, spin-off, or other distribution (other than ordinary course cash distributions) of the Legacy REIT's assets to its unitholders, the Account of each Eligible Person and the Deferred Units outstanding under the Plan shall be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect the event.

11. MAXIMUM LEGACY REIT UNITS ISSUABLE

11.1 Maximum Legacy REIT Units Issuable

The maximum number of Legacy REIT Units issuable under the Plan shall be 500,000.

11.2 Deferred Units Issuable to Insiders

The maximum number of Legacy REIT Units issuable to Insiders pursuant to the Plan, together with any Legacy REIT Units issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Legacy REIT Units. The maximum number of Legacy REIT Units issued to Insiders pursuant to the Plan, together with any Legacy REIT Units issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Legacy REIT Units. The maximum number of Legacy REIT Units issuable to any one Eligible Person under outstanding DUs shall not exceed 5% of the total number of outstanding Legacy REIT Units.

11.3 Listing of Legacy REIT Units

For greater certainty, the Trust shall not, and shall not be required to, reserve Legacy REIT Units for issuance under the Plan from treasury or issue Legacy REIT Units to settle Deferred Units under the Plan unless the Trust has satisfied the conditions and requirements of the Toronto Stock Exchange to list Legacy REIT Units to be issued under the Plan.

12. RIGHTS OF ELIGIBLE PERSONS

12.1 Except as specifically set out in the Plan, no Eligible Person, or other person shall have any claim or right to any Legacy REIT Units in payment of Deferred Units granted pursuant to the Plan.

12.2 In no event shall Deferred Units be considered Legacy REIT Units nor shall they entitle any Eligible Person to exercise voting rights or any other rights attaching to the ownership of the Legacy REIT Units.

13. GENERAL

13.1 Applicable Laws

The Eligible Person and the Trust shall comply with all Applicable Laws and the Eligible Person shall furnish the Trust with any information and undertakings as may be required to ensure such compliance.

13.2 Withholding Taxes

The Trust shall be entitled to deduct any amount of withholding taxes and other withholdings with respect to any amount paid or credited under the Plan. The trust shall be entitled to retain and sell Legacy REIT Units in order to satisfy any amount of withholding taxes and other withholdings.

13.3 Transferability

In no event may the rights or interests of an Eligible Person under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of an Eligible Person, by will or by the laws of succession and distribution. Upon any such permitted transfer, the transferred KELTIP Units shall be deemed for purposes of the Plan to continue to be held by the Eligible Person, and shall be continued to be subject to the terms and conditions of the Plan as if the Eligible Person remained the sole holder thereof. Rights and obligations under the Plan may be assigned by the Legacy REIT to a successor in the business of the Legacy REIT.

13.4 Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded.

13.5 Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws in force in the Province of Ontario and the laws of Canada applicable therein.

13.6 Interpretation

In this text words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine and neuter genders.

13.7 Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

SCHEDULE "F"

BE IT RESOLVED that the Amended and Restated Declaration of Trust of Legacy Hotels Real Estate Investment Trust as of August 3, 2006 (the "**Declaration of Trust**"), be hereby amended as follows:

1. A new Article III.1 shall be added to the Declaration of Trust which shall read as follows:

ARTICLE III.1

REDEMPTION OF TRUST UNITS

3.A.01 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the following conditions hereinafter provided.

3.A.02 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under Section 3.A.01, a duly completed and properly executed notice requiring the Trust to redeem Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

(c) All Units which are redeemed pursuant to this Article III.1 shall be cancelled, shall no longer be outstanding and shall not be reissued.

3.A.03 Cash Redemption

(a) Subject to Section 3.A.04, upon receipt by the Trust of the notice to redeem Units in accordance with Section 3.A.01, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (the "**Redemption Price**") equal of the lesser of:

(i) 90% of the "market price" of the Units on the principal market on which the Units are listed of quoted for trading during the 10-trading day period ending immediately prior to the date on which the Units were tendered to the Trust for redemption (the "**Redemption Date**"); and

(ii) 100% of the "closing market price" on the principal market on which the Units are listed or quoted for trading, on the Redemption Date.

For the purposes of this calculation, the "market price" will be an amount equal to the weighted average of the trading prices of the Units for each of the trading days on which there was a trade of Units during the specified 10-trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: for each day on which there was no trading, the average of the last bid and ask prices; for each day that there was trading, the weighted average trading prices of the Units.

The "closing market price" shall be an amount equal to: (i) the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; (ii) average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; and (iii) the average of the last bid and last ask prices of the Units if there was no trading on the date.

(b) Subject to Section 3.A.04, the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

3.A.04 No Cash Redemption in Certain Circumstances

Section 3.A.03 shall not be applicable to Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 3.A.03 in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds the Monthly Limit set forth below; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time the Units are tendered for redemption, the outstanding Units are not listed for trading or quoted on any stock exchange or market which, in the sole discretion of the Trustees, provides representative fair market value prices for the Units; or

(c) the normal trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the Redemption Date for such Units or for more than five trading days during the 10-trading day period commencing immediately prior to the Redemption Date for such Units.

For the purpose of subsection 3.A.04(a), the Monthly Limit will be equal to $50,000 less the total of any Shortfall Payments, if any, payable by the Trust pursuant to subsection 3.A.05(a) in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month.

3.A.05 *In Specie* Redemption

(a) If, pursuant to Section 3.A.04(a), Section 3.A.03 is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit to which the Unitholder is entitled shall be, subject to any applicable regulatory approvals, paid out and satisfied by way of a distribution *in specie* of Notes or Subsidiary Notes having an aggregate principal amount equal to the Redemption Price. In such circumstances, the Trust may cause Legacy Hotels Corporation to issue Subsidiary Notes to the Trust for appropriate consideration. In particular, the Trust may, in the Trustees' discretion, contribute further property or make advances to Legacy Hotels Corporation in exchange for additional Subsidiary Notes.

At the sole discretion of the Trustees, no fractional Notes or Subsidiary Notes in integral multiples of less than $100, or such other lower amount as the Trustees may establish from time to time (the "**Rounding Amount**") will be so distributed on the redemption of Units registered in the name of any particular Unitholder and, where the number of such Notes or Subsidiary Notes to be received by a particular Unitholder includes a fraction or multiple less than the Rounding Amount, that number shall be rounded to the next lowest whole number or integral multiple of the Rounding Amount. Where an *in specie* distribution has been subject to rounding down to a Rounding Amount, the shortfall between the Redemption Price and the aggregate principal amount of Notes or Subsidiary Notes distributed will be paid in cash (the "**Shortfall Payment**") in the general manner set forth in subsection 3.A.03(b). A Shortfall Payment of less than $10 will not be required to be made, unless the Unitholder has not more than one Unit registered in his or her name prior to redemption, in which case a Shortfall Payment will be required, rounded downwards to the nearest dollar.

The Trust shall be entitled to all interest paid on the Subsidiary Notes, if any, on or before the date of the distribution *in specie*. Where the Trust makes a distribution *in specie* of Subsidiary Notes on the redemption of Units, the Trust may, in the discretion of the Trustees, allocate to that Unitholder any capital gain or income realized by the Trust as a result of: (i) any contribution of additional property to Legacy Hotels Corporation in exchange for additional Subsidiary Notes, (ii) a redemption of shares of Legacy Hotels Corporation in exchange for Subsidiary Notes, (iii) a reduction of capital of Legacy Hotels Corporation in conjunction with the issuance of Subsidiary Notes, or (iv) otherwise on a distribution of Subsidiary Notes to the Unitholder. To the extent of the amount of any such allocation of capital gain or income, the *in specie* distribution will be treated as a special distribution to the Unitholder and the Redemption Price will be reduced with the result that the total received by the Unitholder on the special distribution and redemption will equal the Redemption Price before such reduction.

(b) The Redemption Price payable pursuant to this Section 3.A.05 in respect of Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Units were tendered for redemption, of the number of Notes or Subsidiary Notes and other property determined as aforesaid. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the *in specie* distribution of securities and other property by registered mail in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder and any party having a security interest in respect of the Units so redeemed.

2. The following definitions shall be added to Section 1.01 of the Declaration of Trust

"**Notes**" means subordinated promissory notes issued in series or otherwise by the Trust pursuant to a note indenture or otherwise and issued to redeeming Unitholders in principal amounts equal to the Redemption Price of the Units to be redeemed and having the following terms and conditions and such other terms and conditions as the Trustees may determine: (i) unsecured and bearing interest from and including the issue date of each such note at a rate equal to the Prime Rate plus 1% per annum, or such other floating or fixed market rate as may be determined by the Trustees, and payable monthly in arrears (with interest after as well as before maturity, default and judgement, and interests on overdue interest at such rate); (ii) subordinated and postponed to all senior indebtedness which may be subject to specific subordination and postponement agreements to be entered into by the trustee under the note indenture with the holders of senior indebtedness; (iii) subject to earlier payment, being due and payable on the 10th anniversary of the date of issuance or such other date as may be determined by the Trustees, and (iv) subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Trustees;

"**Prime Rate**" means the variable rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as the case may be, established or quoted from time to time by the Trust's principal bank lenders (as determined by the Trustees) as a reference rate of interest then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada;

"**Redemption Date**" has the meaning ascribed to such term in sub-paragraph 3.A.03(a)(i);

"**Redemption Price**" has the meaning ascribed to such term in paragraph 3.A.03(a);

"**Rounding Amount**" has the meaning ascribed to such term in paragraph 3.A.05(a);

"**Subsidiary Notes**" means subordinated promissory notes that may be issued in series or otherwise to the Trust by Legacy Hotels Corporation having terms and conditions substantially similar to the Redemption Notes;

"**Shortfall Payment**" has the meaning ascribed to such term in paragraph 3.A.05(a);

"**Transfer Date**" has the meaning has the meaning ascribed to such term in paragraph 3.A.05(b);

3. The words 'closed-end' in the first line of Section 2.05 of the Declaration of Trust shall be deleted and replaced with the words 'open-ended'.
4. The words 'paragraph 108(2)(b)' in paragraph 6.02(ee) shall be deleted and replaced with the words 'either paragraph 108(2)(a) or (108)(2)(b), as appropriate'.
5. The last sentence of Section 6.13 of the Declaration of Trust shall be deleted.

SCHEDULE "G"

BE IT RESOLVED that the Amended and Restated Declaration of Trust of Legacy Hotels Real Estate Investment Trust as of August 3, 2006 (the "**Declaration of Trust**"), be hereby amended as follows:

1. Section 4.01 of the Declaration of Trust shall be amended to read as follows:

4.01 Distributions

The Trustees shall distribute to the Unitholders, and the Unitholders shall have a right to receive, on each Distribution Payment Date, not less than one quarter of 85% of the estimated Distributable Income of the Trust on an annualized basis. If the Trustees anticipate a Cash Shortfall and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to the Unitholders. The Trustees shall also distribute to the Unitholders, and the Unitholders shall have a right to receive, on December 31 of each year (whether or not such day is a Business Day) ~~the aggregate~~such amounts of ~~(i)~~ the Net Realized Capital Gains of the Trust ~~and the Net Recapture Income of the Trust~~ for the year then ended and ~~(ii) any excess of~~ the income of the Trust for purposes of the Income Tax Act (excluding capital gains and capital losses and determined before taking into account the deduction available to the Trust pursuant to subsection 104(6) of the Income Tax Act) in respect of the year then ended ~~over distributions otherwise made for that year~~as is necessary to ensure that the Trust will not be liable for tax under Part I of the Income Tax Act for that year after taking into account any entitlement to refunds of tax. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Subject to the provisions of Section 4.05, distributions shall be made in cash and may be invested in Units pursuant to any distribution reinvestment plan or distribution reinvestment and Unit purchase plan adopted by the Trustees. Each distribution shall be made proportionately to the Unitholders on the Distribution Record Date for such distribution in accordance with their Pro Rata Shares. A Unitholder shall have the legal right to enforce payment on each Distribution Payment Date and on December 31 of each year (if such date is not a Distribution Payment Date) of all amounts which are required to be distributed to a Unitholder hereunder. The Trustees, if they so determine when income has been accrued but not collected, may, on a temporary basis, transfer sufficient money from the capital account to the income account of the Trust to permit distributions under this Section 4.01 to be effected. If December 31 is not a Business Day in a year, any amounts payable on that date shall be paid on the last Business Day preceding such day, such Business Day shall be and be deemed to be the Distribution Payment Date, and the day immediately preceding such Business Day shall be the Distribution Record Date for the purpose of such amounts.

The blackline above shows the proposed changes against the current Declaration of Trust.

SCHEDULE "H"

BE IT RESOLVED that the Amended and Restated Declaration of Trust of Legacy Hotels Real Estate Investment Trust as of August 3, 2006 (the "**Declaration of Trust**"), be hereby amended as follows:

1. The language 'where necessary to satisfy paragraph (c) of this Section' shall be added to the end of paragraph 9.03(b) and after the words 'provided each such property is leased to a qualified operator' in paragraph 9.03(g).

2. Paragraph 9.03(d) of the Declaration of Trust shall be amended to read as follows:

   (d) the ~~trust~~Trust may invest in a joint venture arrangement by way of common or preferred equity, secured or unsecured debt (without regard to paragraph (i) of this Section) or otherwise for the purposes of owning interests or investments in Real Property, including the acquisition, holding, maintenance, improvement, leasing or management thereof, and for the purposes set out in paragraph (h.1) of this Section, and may (without limitation by subsection 2.05(a)) manage the joint venture arrangement and its assets; provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Trustees, are commercially reasonable, including, without limitation, terms and conditions, if any, relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, and provisions, if any, to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and to provide for participation of the Trust in the management of the joint venture arrangement; for purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out or referred to in this Section 9.03(d) and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of Securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership, trust or limited liability company;

3. The words 'joint venturer or' shall be added after the words 'of a joint venture entity or' in paragraph 9.03(e) of the Declaration of Trust.

4. The words 'or limited partnerships' at the end of paragraph 9.03(g) of the Declaration of Trust shall be deleted.

5. A new paragraph 9.03(h.1) shall be added to the Declaration of Trust which shall read as follows:

   (h.1)notwithstanding any other provisions of this Section (except paragraph (c) hereof) or Section 9.04 (including paragraph (c) thereof), the Trust may convert existing hotel facilities or acquire and develop adjacent properties into residential condominiums, condominium hotel units, fractional interest residential or hotel units or retail, commercial, office, parking or other facilities considered by the Trustees to be complementary to the hotel and residential facilities, and may acquire and develop any other properties into hotels or mixed-use hotel, residential and other facilities as aforesaid, and may sell, lease or otherwise dispose of interests therein;

6. Paragraph 9.04(d) shall be amended to read as follows:

   (d) title to each Real Property shall be held by and registered in the name of:

   (i) the Trust;

   (ii) the Trustees, or

   (iii) in the name of a corporation or other entity which:

   (A) is wholly owned by the Trust;

   (B) is owned jointly by the Trust with ~~Joint Ventures~~joint venturers; or

   (C) all the voting shares of which are held directly or indirectly by the Trust;

   provided that the interests of joint venturers may also be reflected in title registrations;

7. Paragraph 9.04(g) of the Declaration of Trust shall be amended to read as follows:

(g) the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except (i) indebtedness assumed or incurred under a Mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where such Mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions in Section 9.03 and this Section 9.04, and, where such Mortgage is granted by a joint venture entity and such Mortgage is subject to a joint venturer being required to surrender its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the Mortgage Loan equal to the Trust's proportionate ownership interest in the joint venture entity, and (ii) indebtedness, liabilities or obligations assumed or incurred by a wholly-owned Subsidiary of the Trust where such indebtedness, liabilities or obligations would not cause the Trust to contravene the restrictions in Section 9.03 and this Section 9.04 on a consolidated basis, and (iii) obligations (other than under a Mortgage) of joint ventures or joint venturers, including in respect of project completion or performance bonds;

The blackline above shows the proposed changes against the current Declaration of Trust.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

END